UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 6, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Notice of 2017 Annual Meeting and Management Information Circular.

•	Form of Proxy; and

•	Notice and Access Notification to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	April 6, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

Enbridge Inc.	March 13, 2017

Notice of 2017 Annual Meeting and

Management Information Circular

Annual Meeting of Shareholders of Enbridge Inc.

to be held on Thursday, May 11, 2017

in Calgary, Alberta, Canada

Letter to

Shareholders

Dear Shareholder,

It is our pleasure to invite you to

attend the Enbridge Inc. annual meeting

of shareholders on May 11, 2017

at the Metropolitan Conference Centre,

Ballroom, in Calgary, Alberta, Canada.

This meeting is your opportunity to vote on the items of business, hear about our performance over the past year and learn more about our plans for making sure Enbridge Inc. remains one of your most valued investments. The combination of Enbridge Inc. and Spectra Energy Corp, completed February 27, 2017, has been a transformative change for Enbridge. We welcome new shareholders to a company that is now North America’s premier energy infrastructure company and one extremely well positioned to grow and deliver value to shareholders well into the future.

You will also be able to meet the Board of Directors, which include five new members, and senior management and talk to other Enbridge Inc. shareholders.

This document includes a formal notice of the meeting and the management information circular, which explains what the meeting will cover, the voting process, governance and other important information, such as how we make our compensation decisions and why. The package you received also includes our full 2016 annual report, if you asked us to send it to you.

It’s important to vote. Please take some time to review this document and then vote your common shares, either by proxy or by attending the meeting in person.

Sincerely,

Al Monaco

President & Chief Executive Officer

Gregory L. Ebel

Chair, Board of Directors

Calgary, Alberta

March 13, 2017

Enbridge Inc. 2017 Management Information Circular        1

Notice of our 2017 annual

meeting of shareholders

You are invited to the Enbridge Inc. 2017 annual meeting of shareholders.

When

May 11, 2017

1:30 p.m. (mountain daylight time) (MDT)

Where

Metropolitan Conference Centre

Ballroom

333 4th Avenue SW

Calgary, Alberta, Canada

Your vote is important

If you are a shareholder of record of Enbridge Inc. common shares at the close of business on March 23, 2017, you are entitled to receive notice of, attend and vote your common shares at this meeting or any adjournment of it. Please remember to vote your common shares.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you.

By order of the Board of Directors,

Items of business

1. receiving the audited consolidated financial statements and the report of the auditors for the year ended December 31, 2016;

2. electing the directors for the ensuing year;

3. appointing the auditors and authorizing the directors to set their remuneration;

4. approving the amendment and reconfirmation of our shareholder rights plan;

5. participating in the advisory vote on our approach to executive compensation (“say on pay”);

6. voting on the shareholder proposal set forth in Appendix B to Enbridge’s management information circular; and

7. considering such other matters as may properly be brought before the meeting or any adjournment of the meeting.

Tyler W. Robinson Vice President & Corporate Secretary Calgary, Alberta March 13, 2017

Enbridge Inc. 2017 Management Information Circular        2

Management information circular

You have received this management information circular (circular) because you owned Enbridge common shares (Enbridge shares or common shares) at the close of business on March 23, 2017 (record date).

As a holder of Enbridge shares, you have the right to attend our annual meeting (meeting) of shareholders on May 11, 2017 and to vote your Enbridge shares. You can vote in person or by proxy, using the enclosed proxy form.

About this document

In this document, you and your mean holders of Enbridge shares. We, us, our, company and Enbridge mean Enbridge Inc. All dollar amounts are in Canadian dollars ($ or CA$) unless stated otherwise. US$ means United States of America (US) dollars.

This circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge for use at the meeting and any adjournment of the meeting.

This circular explains what the meeting will cover, the voting process and other important information you need to know, such as:

•	the directors who have been nominated to our Board of Directors (Board or Board of Directors);
•	information concerning the proposed auditors;
•	our governance practices; and
•	2016 compensation for our directors and named executive officers.

This circular and proxy form are expected to be mailed to shareholders on or close to April 6, 2017. Unless we state otherwise, information in this circular is current as of March 13, 2017.

Websites not incorporated by reference

Information contained on or otherwise accessible through Enbridge’s website and other websites, though referenced herein, does not form part of and is not incorporated by reference into this circular.

Voting

It’s important to vote your Enbridge shares. To encourage you to vote, Enbridge employees may contact you in person or by phone. We pay for the cost of soliciting your vote and our employees do not receive a commission or any other form of compensation for it.

Accessing documents

You will find important disclosure and governance documents on our website (www.enbridge.com), including our 2016 annual report, annual information form for the year ended December 31, 2016 and this circular. Financial information is provided in our annual financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2016, also available on our website. Copies of these documents are also available free of charge by contacting Investor Relations through our website or by phone, email or mail at:

Within North America             1.800.481.2804

Outside North America          1.403.231.5957

email: investor.relations@enbridge.com

Enbridge Inc. Investor Relations

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

You can also find these and other documents on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Communicating with the Board

You can write to our Board or to individual directors by contacting our Corporate Secretary:

Tyler W. Robinson

Vice President & Corporate Secretary

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

email: corporatesecretary@enbridge.com

Enbridge Inc. 2017 Management Information Circular        3

Cautionary statement regarding forward-looking statements

Certain information provided in this circular, including documents incorporated by reference herein, constitutes forward-looking statements or information (collectively, forward-looking statements). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements included or incorporated by reference in this circular include, but are not limited to, statements with respect to the following: timing of Enbridge ceasing to be a “foreign private issuer”; the tenure of the non-executive chairman of Enbridge; estimated future dividends; expected dividend growth; estimated compensation awards; forecasts on long term supply growth from the Western Canadian Sedimentary Basin; the potential monetization of assets to fund the growth of capital programs; future composition of the Enbridge Board of Directors and senior management of Enbridge; future growth opportunities; business prospects and natural gas and crude oil supply and demand dynamics.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.

Forward-looking statements speak only as of the date such statements are made. Except as required by applicable law, Enbridge assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Enbridge updates any one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this circular are expressly qualified in their entirety by this cautionary statement.

Enbridge Inc. 2017 Management Information Circular        4

1. About the meeting

What the meeting will cover

There are six items of business:

Financial statements

Our audited consolidated financial statements for the year ended December 31, 2016 and the report of the auditors thereon will be provided before the meeting. You can download a copy of our 2016 annual report from our website (www.enbridge.com) if you did not receive a copy with this package, or you can request a copy from our Corporate Secretary using the contact information noted above.

Directors

You will elect directors to our Board of Directors for a term of one year. See page 8. You can read about the nominated directors, including their backgrounds, experience and the committees of the Board (Board committees or any one, a committee) each director sits on, beginning on page 10.

Auditors

You will vote on reappointing our auditors. See page 22. Representatives of PricewaterhouseCoopers LLP (PwC) will be at the meeting to answer any questions regarding their audit report. You can read about the services they provided in 2016 and the fees we paid them beginning on page 22.

Shareholder rights plan

You will vote on amending, continuing and reconfirming our shareholder rights plan. The shareholder rights plan must be renewed every three years. Should you vote to continue the shareholder rights plan this year, the shareholder rights plan will be up for renewal again in 2020. The amendments are described beginning on page 22 and in Appendix A to this circular.

Having a “say on pay” (advisory vote)

You may also vote on our approach to executive compensation. This is a non-binding advisory vote. See page 23.

Shareholder proposal

You will vote on a shareholder proposal explained on page 24 and in Appendix B to this circular.

Other business

As of the date of this circular, the Board and management are not aware of any other items of business to be brought before the meeting.

We need a quorum

We need a quorum to hold the meeting and transact business. This means at least three persons holding, or representing by proxy, at least 25% of the total number of issued and outstanding Enbridge shares. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Delivery of meeting materials

Notice and access

We are using the notice and access model for delivery of this circular to our registered holders of common shares.

This means that Enbridge will post this circular online for our registered shareholders to access electronically. Registered shareholders will receive a package in the mail with a notice (Notice) explaining how to access and review this circular electronically and how to request a paper copy at no charge, as well as a form of proxy to vote their common shares.

Notice and access is an environmentally friendly and cost effective way to distribute this circular because it reduces printing, paper and postage. This circular can be accessed at www.meetingdocuments.com/cst/enb and is available on SEDAR at www.sedar.com.

Registered shareholders can request a paper copy of this circular for up to one year. If you would like to receive a paper copy of this circular, please follow the instructions provided in the Notice. This circular will be sent to you at no charge. If you request a paper copy of this circular, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote. If you have questions about notice and access, you can call our Investor Relations department toll free using the contact information shown under Accessing documents above.

Enbridge Inc. 2017 Management Information Circular        5

We are not using notice and access to deliver meeting materials to our beneficial shareholders.

We are sending this circular and proxy-related material indirectly to all non-registered shareholders, including non-objecting beneficial owners, through their intermediaries. We will pay for an intermediary to deliver these materials and a voting instruction form to non-objecting beneficial owners.

Live audio webcast

We will be broadcasting a live audio webcast of our 2017 meeting if you’re unable to attend in person. Be sure to check our website closer to the meeting date for details. We will also post a recording of the meeting on our website after we hold it.

Who can attend the meeting and vote

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. Preference shares do not have voting rights.

If you held common shares at the close of business on March 23, 2017, you are entitled and encouraged to attend the meeting or any adjournment, and vote your common shares. Each common share you hold represents one vote.

You must be registered to be admitted to the meeting.

Registration will take place outside of the Ballroom at the Metropolitan Conference Centre, Calgary, Alberta, Canada, beginning at 12:30 p.m. MDT, one hour before the meeting begins. Registered shareholders who hold their shares in their own name in the form of a share certificate or through the direct registration system on the records of the transfer agent in electronic form, will be required to register with our registrar and transfer agent, CST Trust Company. Beneficial shareholders who hold their shares through a broker, bank, trustee or nominee will be required to register with Broadridge Investor Communications Solutions. All shareholders should be prepared to present valid photo identification, such as a driver’s licence, passport or other government-issued identification. Cameras and recording devices will not be permitted in the meeting. For the safety and security of all those in attendance, all bags are subject to search and you may be required to check your bag prior to being admitted into the meeting.

Principal owners of common shares

As of March 13, 2017, there are 1,637,928,884 common shares issued and outstanding.

There are also 19 series of preference shares issued and outstanding. Preference shares do not have voting rights and none will be voting at the meeting.

To the knowledge of the Enbridge Board of Directors and of the executive officers of Enbridge, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Enbridge.

How to vote

You can attend the meeting and vote your common shares in person or you can vote by proxy.

Hold common shares as both a registered and non-registered shareholder?

If some of your common shares are registered in your name and some are held by your nominee, you will need to follow two sets of voting instructions. Please follow the instructions carefully. The voting process is different for registered and non-registered shareholders.

Registered shareholders

You are a registered shareholder if you hold your common shares in your name. You may hold your common shares in the form of a physical share certificate or through the direct registration system (DRS) on the records of the registrar and transfer agent in electronic form. Registered shareholders have two ways to vote:

•	by proxy; or
•	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote on your behalf (called your proxyholder).

Al Monaco (President & Chief Executive Officer) and Gregory L. Ebel (Chair of the Board or Chair) have agreed to act as the Enbridge proxyholders. Proxyholders must vote your common shares according to your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the meeting, a proxyholder can vote as he or she sees fit.

Enbridge Inc. 2017 Management Information Circular        6

If you appoint the Enbridge proxyholders but do not indicate on the enclosed proxy form how you want to vote your common shares, they will vote as the Board of Directors recommends:

•	FOR electing the nominated directors;
•	FOR reappointing the auditors;
•	FOR the shareholder rights plan;
•	FOR the advisory vote on our approach to executive compensation; and
•	AGAINST the shareholder proposal.

You can appoint someone else to be your proxyholder. This person does not need to be a shareholder. To do so, do not check the names of the Enbridge proxyholders on your proxy form. Instead, check the second box and print the name of the person you want to act on your behalf. Make sure the person you’re appointing knows that you have appointed them as your proxyholder and that he or she needs to attend the meeting. Your proxyholder will need to register with our transfer agent when they arrive at the meeting. The registrar and transfer agent for our common shares is CST Trust Company.

Registered shareholders who choose to vote by proxy can vote online, by phone, mail or fax. Choose the method you prefer and then carefully follow the voting instructions on the enclosed proxy form.

• Internet:	You can also appoint a proxyholder on the internet at www.cstvotemyproxy.com.
• Telephone:	You can also appoint a proxyholder by telephone by calling 1.888.489.7352.
• Mail or fax:	You can appoint a proxyholder by mail or fax by completing the enclosed proxy form, signing and dating it, and then sending it to:
CST Trust Company
Attn: Proxy department
P.O. Box 721
Agincourt, Ontario, Canada M1S 0A1
Fax: 1.866.781.3111 (toll-free in North America; outside of North America: 1.416.368.2502)

CST Trust Company must receive your instructions by 6 p.m. MDT on May 9, 2017 regardless of the voting method you choose. If the meeting is postponed or adjourned, your instructions must be received by 6 p.m. MDT two business days before the meeting is reconvened.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

If you are a registered shareholder and want to attend the meeting and vote in person, do not complete or return the enclosed proxy form. When you arrive at the meeting, please let our representatives know you are a registered shareholder and they will direct you to the CST Trust Company table to register.

Changing your vote

If you are a registered shareholder and you voted by proxy, you can change or revoke your voting instructions as set out below.

Changing your vote

You can change a vote you made by proxy by:

•	voting again on the internet or by telephone, or completing a new proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST Trust Company. Your new instructions will revoke your earlier instructions. CST Trust Company must receive your new instructions by 6 p.m. MDT on May 9, 2017 regardless of the voting method you choose. If the meeting is postponed or adjourned, CST Trust Company must receive your new instructions by 6 p.m. MDT two business days before the meeting is reconvened.

Revoking your vote

You can revoke a vote you made by proxy by:

•	sending us notice in writing (from you or a person authorized to sign on your behalf). We must receive it by 6 p.m. MDT on May 10, 2017, or by 6 p.m. MDT on the business day before the meeting is reconvened if it was postponed or adjourned. Send your notice to the Corporate Secretary, Enbridge Inc., 200, 425 - 1st Street S.W., Calgary, Alberta T2P 3L8 Fax: 1.403.231.5929;
•	giving your notice to the chair of the meeting before the start of the meeting. If you give the chair of the meeting your notice after the meeting has started, your revocation will apply only to the items of business that haven’t already been voted on; or
•	in any other manner permitted by law.

If your common shares are owned by a corporation, your notice must be under a corporate seal or issued by an authorized officer of the corporation or its attorney.

Enbridge Inc. 2017 Management Information Circular        7

Registered shareholder voting question?

If you are a registered shareholder, contact our transfer agent, CST Trust Company, at 1.800.821.2794 (toll free in North America) or 1.416.682.3860 (outside North America), for any voting questions.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution (your nominee) holds your common shares for you in a nominee account. This means you do not have a physical share certificate and do not hold through the DRS on the records of the CST Trust Company in electronic form, but instead your common shares are recorded on the nominee’s electronic system.

Beneficial shareholders have two ways to vote:

•	by voting instructions; or
•	by attending the meeting and voting in person.

Voting by voting instructions

Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting.

If you are a beneficial shareholder, your nominee is considered to be the registered shareholder and you will need to follow the voting instructions provided by your nominee to ensure your Enbridge shares are voted in the manner you wish.

Each nominee has its own instructions, but you can generally vote online, by phone, mail or fax. Carefully follow the instructions on the voting information form in the package sent to you by your nominee. Your nominee needs enough time to receive your instructions and then send them to CST Trust company, and so it is important to complete the form promptly.

Voting in person

Voting in person gives you the opportunity to meet face-to-face with our management and interact with our Board.

If you are a beneficial shareholder and you want to attend the meeting and vote in person, your nominee needs to appoint you as proxyholder. We do not have a record of the number of common shares you own or how many votes they represent because your common shares are held in a nominee account and are not registered in your name. Print your name on the voting instruction form you received from your nominee and carefully follow the instructions provided. Do not indicate your voting instructions. When you arrive at the meeting, please let our representatives know you are a beneficial shareholder and they will direct you to the Broadridge Financial Solutions, Inc. table to register.

Changing your vote

If you vote by proxy, you can change or revoke your voting instructions, but the process and timing is different depending on whether you are a registered or beneficial shareholder.

If you are a beneficial shareholder, contact your nominee to find out how to change or revoke your vote and the timing requirements, or for other voting questions.

Beneficial shareholder voting question?

If you are a beneficial shareholder, contact your nominee for any voting questions.

Voting results

We need a simple majority (at least 50% plus one vote) of all votes cast to elect the nominated directors, appoint the auditors and approve each of our shareholder rights plan and our approach to executive compensation. Management and the Board recommend that shareholders vote for each of these items of business.

The shareholder proposal also requires a simple majority of votes cast. Management and the Board recommend that shareholders vote against the shareholder proposal.

Electing our directors

There are 13 directors nominated for election to the Board at the meeting.

On February 27, 2017, Enbridge and Spectra Energy Corp (Spectra Energy) combined through a share for share merger transaction (the Merger) to acquire all of the outstanding common stock of Spectra Energy. In connection with the Merger, on December 15, 2016, shareholders of Enbridge approved the adoption of Enbridge’s amended General By-Law No. 1 (Amended By-law No. 1), effective upon the closing of the Merger. Enbridge’s Amended By-law No. 1 is available on our website (www.enbridge.com). Upon completion of the Merger, in accordance with Amended By-law No. 1, the composition of Enbridge’s Board changed.

Enbridge Inc. 2017 Management Information Circular        8

Upon the closing of the Merger:

•	three of Enbridge’s 11 directors, being David A. Arledge, James J. Blanchard and George K. Petty, retired;
•	the Board size was increased from 11 to 13 directors;
•	the eight Continuing Enbridge Directors (as defined in 2. Governance — Board composition, beginning on page 28 of this circular) who continued as directors of the Corporation were Al Monaco, Marcel R. Coutu, J. Herb England, Charles W. Fischer, V. Maureen Kempston Darkes, Rebecca B. Roberts, Dan C. Tutcher and Catherine L. Williams;
•	the five Continuing Spectra Directors (as defined in 2. Governance — Board composition, beginning on page 28 of this circular) who became directors of the Corporation were Pamela L. Carter, Clarence P. Cazalot, Jr., Gregory L. Ebel, Michael McShane and Michael E.J. Phelps; and
•	Gregory L. Ebel became Chair of the Board.

All of the directors standing for election or re-election, as applicable, are independent, except for Al Monaco, our President & Chief Executive Officer, and Gregory L. Ebel, our non-executive Chair of the Board and the former Chairman, President and Chief Executive Officer of Spectra Energy. There is no family relationship between any of the nominated directors. Shareholders elect directors to the Board for a term of one year, until the end of the next annual meeting.

You may vote for all 13 of the nominated directors, vote for some and withhold your vote for others, or withhold your votes for all of them. Unless you instruct otherwise, the Enbridge proxyholders will vote for electing each of the nominated directors.

The Board unanimously recommends that shareholders vote FOR the election of each of the nominees set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors have been elected.

Majority voting

Under Enbridge’s General Guidelines for the Board, any nominee for director in an uncontested election who receives more withheld votes than for votes (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), will immediately tender their resignation and will not participate in any meeting of the Board or any committee thereof at which the resignation is considered. The Board, on the recommendation of the Governance Committee, will determine whether or not to accept the resignation within 90 days after the date of the meeting, and will accept the resignation absent exceptional circumstances. Enbridge will promptly issue a news release with the Board’s decision, and if the Board determines not to accept a resignation, the news release will state the reasons for that decision. The director’s resignation will be effective when accepted by the Board. If the Board accepts the director’s resignation, it can appoint a new director to fill the vacancy.

Enbridge Inc. 2017 Management Information Circular        9

Director profiles

The profiles that follow provide information about the nominated directors, including their backgrounds, experience, current directorships, securities held and the Board committees they sit on. Additional information regarding skills and experience of our directors can be found beginning on page 21.

Pamela L. Carter Age 68 Franklin, Tennessee, USA Independent Director since February 27, 2017 Latest date of retirement May 2025	Ms. Carter is the retired President of Cummins Distribution Business, a division of Cummins Inc., a global manufacturer of diesel engines and related technologies. She assumed that role in 2008 and served in that position until she retired in April 2015. She previously served as President — Cummins Filtration, then as Vice President and General Manager of Europe, Middle East and Africa business and operations for Cummins Inc. since 1999. Ms. Carter served as Vice President and General Counsel of Cummins Inc. from 1997 to 1999. Prior to joining Cummins Inc., she served as the Attorney General for the State of Indiana from 1993 to 1997. In 2010, Ms. Carter was appointed to the Export-Import Bank of the United States’ sub-Saharan Africa Advisory Council. Ms. Carter holds a BA (Bachelor of Arts) from the University of Detroit Mercy, a MSW (Master of Social Work) from University of Michigan and a JD (Juris Doctor) from Indiana University Law School.
	Enbridge Board/Board committee memberships			2016 meeting attendance[1]
	Board of Directors[2]			—	—
	Corporate Social Responsibility[2]			—	—
	Governance[2]			—	—
	Safety & Reliability[2]			—	—
	Total			—	—
	Director Voting Results in Preceding Three Years			Not Applicable
Enbridge securities held[3]
	Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required[6]
	2017	39,729	—	$2,200,192	$705,000
	2016	N/A	N/A	N/A	N/A
Other board/board committee memberships[7]
Public[7]
	CSX Corporation (public transportation company)			Director Member of the governance committee and public affairs committee
	Hewlett Packard Enterprise Company (public technology company)			Director Member of the audit committee and the human resources and compensation committee

Enbridge Inc. 2017 Management Information Circular        10

Clarence P. Cazalot, Jr. Age 66 Houston, Texas, USA Independent Director since February 27, 2017 Latest date of retirement May 2026	Mr. Cazalot is the retired Executive Chairman, President and Chief Executive Officer of Marathon Oil Corporation (Marathon) (public exploration and production company). He was Executive Chairman of Marathon from August 2013 to December 2013; Chairman from 2011 to 2013; and President, Chief Executive Officer and director from 2002 to August 2013. From 2000 to 2001, he served as Vice Chairman of USX Corporation and President of Marathon. Mr. Cazalot held various executive positions with Texaco Inc. from 1972 to 2000. He is a member of the Advisory Board of the James A. Baker III Institute for Public Policy, the Board of Visitors of the University of Texas M.D. Anderson Cancer Center, the Memorial Hermann Health Systems Board and the LSU Foundation. Mr. Cazalot holds a BS (Bachelor of Science in Geology) from Louisiana State University, Baton Rouge, an honorary PhD (Doctor of Philosophy, Humane Letters) from Louisiana State University and an honorary PhD (Doctor of Philosophy, Engineering) from Colorado School of Mines.
	Enbridge Board/Board committee memberships			2016 meeting attendance[1]
	Board of Directors[8]			—	—
	Audit, Finance & Risk[8]			—	—
	Human Resources & Compensation[8]			—	—
	Total			—	—
	Director Voting Results in Preceding Three Years			Not Applicable
Enbridge securities held[3]
	Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required[6]
	2017	12,929	—	$716,008	$705,000
	2016	N/A	N/A	N/A	N/A
Other board/board committee memberships[7]
Public[7]
	Baker Hughes Incorporated (public supplier of oilfield services and products)			Director Member of the compensation committee
Not-for-profit [7]
	University of Texas M.D. Anderson Cancer Center			Member of the board of visitors
	Rice University’s Baker Institute for Public Policy			Member of the advisory board
	LSU Foundation			Chairperson-elect and director
	Memorial Hermann Health Systems			Director and chair, finance committee

Enbridge Inc. 2017 Management Information Circular        11

Marcel R. Coutu Age 63 Calgary, Alberta, Canada Independent Director since July 28, 2014 Latest date of retirement May 2029	Mr. Coutu was the Chairman of Syncrude Canada Ltd. (integrated oil sands project) from 2003 to 2014 and was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 until January 2014. From 1999 to 2001, he was Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited. Prior to 1999, Mr. Coutu held various executive positions with TransCanada PipeLines Limited and various positions in the areas of corporate finance, investment banking and mining and oil and gas exploration and development. Mr. Coutu holds an HBSc (Bachelor of Science, Honours Earth Science) and an MBA (Master of Business Administration) from the University of Western Ontario.
	Enbridge Board/Board committee memberships				2016 meeting attendance[1]
	Board of Directors				12 out of 12		100%
	Audit, Finance & Risk				4 out of 4		100%
	Governance[9]				—		—
	Human Resources & Compensation				7 out of 7		100%
	Total				23 out of 23		100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 97.33%
	2015 votes in favour: 99.48% (first year elected)
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2017	29,400	6,113		$1,966,710		$705,000
	2016	29,400	1,607		$1,546,319		$705,000
	Other board/board committee memberships[7]
	Public[7]
	Brookfield Asset Management Inc. (public global asset management company)				Director Member, audit committee and management, resources and compensation committee
	Power Corporation of Canada (public international management and holding company)				Director Member, audit committee and compensation committee
	The Great-West Lifeco Inc. (public international financial services holding company that is an indirect subsidiary of Power Corporation of Canada)				Director Member, compensation committee, executive committee, investment committee, governance and nominating committee and risk committee
	IGM Financial Inc. (public personal financial services company that is an indirect subsidiary of Power Corporation of Canada)				Director Member, executive committee, investment committee and compensation committee
	Not-for-profit[7]
	Calgary Exhibition and Stampede Board				Director

Gregory L. Ebel Age 52 Houston, Texas, USA Not Independent Director since February 27, 2017 Latest date of retirement May 2032	Mr. Ebel served as Chairman, President and CEO of Spectra Energy from January 1, 2009 to February 27, 2017, at which time became a Director of Enbridge and Chair of the Enbridge Board. Prior to that time, Mr. Ebel served as Spectra Energy’s Group Executive and Chief Financial Officer beginning in January 2007. He served as President of Union Gas Limited from January 2005 until January 2007, and Vice President, Investor & Shareholder Relations of Duke Energy Corporation from November 2002 until January 2005. Mr. Ebel joined Duke Energy in March 2002 as Managing Director of Mergers and Acquisitions in connection with Duke Energy’s acquisition of Westcoast Energy Inc. Mr. Ebel holds a BA (Bachelor of Arts, Honours) from York University.
	Enbridge Board/Board committee memberships[10]					2016 meeting attendance[1]
	Board of Directors[11]					—		—
	Total					—		—
	Director Voting Results in Preceding Three Years					Not Applicable
Enbridge securities held[3]
	Year	Enbridge shares	DSUs	Stock Options	[12]	Total market value of Enbridge shares (excluding stock options	)[5]	Minimum required
	2017	461,458	—	412,000		$25,555,544		$705,000
	2016	N/A	N/A	N/A		N/A		N/A
Other board/board committee memberships[7]
Public[7]
	The Mosaic Company (public producer and marketer of concentrated phosphate and potash)					Director Member, audit committee and corporate governance and nominating committee

Enbridge Inc. 2017 Management Information Circular        12

J. Herb England Age 70 Naples, Florida, USA Independent Director since January 1, 2007 Latest date of retirement May 2022	Mr. England has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Brewing Company – Prairie Region (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited. Mr. England holds a BA (Bachelor of Arts) from the Royal Military College of Canada and an MBA (Master of Business Administration) from York University. He also has a CA (Chartered Accountant) designation.
	Enbridge Board/Board committee memberships					2016 meeting attendance[1]
	Board of Directors					12 out of 12		100%
	Audit, Finance & Risk (chair)					4 out of 4		100%
	Total					16 out of 16		100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 99.25%
	2015 votes in favour: 97.23%
	2014 votes in favour: 97.63%
	Enbridge securities held[3]
	Year	Enbridge shares	[13]	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2017	11,983		58,725		$3,915,809		$705,000
	2016	7,031		54,849		$3,085,956		$705,000
	Other board/board committee memberships[7]
	Public[7]

Enbridge Energy Management, L.L.C.

(public management company that manages the business of Enbridge Energy Partners, L.P.(EEP), a public master limited partnership in which Enbridge holds an interest; Enbridge indirectly holds 100% of the unlisted voting shares)

						Director Chair, audit, finance & risk committee
	FuelCell Energy, Inc. (public fuel cell company in which Enbridge holds a small interest)					Director Member, audit & finance committee Chair, compensation committee
	Private[7]
	Enbridge Energy Company, Inc. (private company that is an indirect, wholly-owned subsidiary of Enbridge and general partner of EEP)					Director Chair, audit committee

Midcoast Holdings, L.L.C.

(private company that is a wholly-owned subsidiary of EEP, and the general partner of Midcoast Energy Partners, L.P., a public master limited partnership in which Enbridge holds an interest)

						Director Chair, audit, finance & risk committee
	Stahlman—England Irrigation Inc. (private contracting company)					Chair, board of directors Chief executive officer
	USA Grading Inc. (private excavating and grading and underground utilities company)					Director

Enbridge Inc. 2017 Management Information Circular        13

Charles W. Fischer Age 66 Calgary, Alberta, Canada Independent Director since July 28, 2009 Latest date of retirement May 2025	Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. (oil and gas company) from 2001 to 2008. From 1994 to 2001, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen’s conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd. (oil and gas company), Hudson’s Bay Oil & Gas Ltd. (oil and gas company), Bow Valley Industries Ltd. (oil and gas company), Sproule Associates Ltd. (petroleum consulting firm) and Encor Energy Ltd. (oil and gas company). Mr. Fischer holds a BSc (Bachelor of Science in Chemical Engineering) and an MBA (Master of Business Administration), both from the University of Calgary.
	Enbridge Board/Board committee memberships					2016 meeting attendance[1]
	Board of Directors					12 out of 12		100%
	Audit, Finance & Risk					4 out of 4		100%
	Corporate Social Responsibility[14]					—		—
	Human Resources & Compensation[1][4]					4 out of 4		100%
	Safety & Reliability (chair)					4 out of 4		100%
	Total					24 out of 24		100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 98.00%
	2015 votes in favour: 98.29%
	2014 votes in favour: 98.17%
	Enbridge securities held[3]
	Year	Enbridge shares	[15]	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2017	11,250		25,214		$2,019,376		$705,000
	2016	11,250		21,941		$1,655,235		$705,000
	Other board/board committee memberships[7]
	Public[7]
	Pure Technologies Ltd. (public technology company)					Director Member, audit and compensation committees

V. Maureen Kempston Darkes Age 68 Toronto, Ontario, Canada Lauderdale-by-the-Sea, Florida, USA Independent Director since November 2, 2010 Latest date of retirement May 2024	Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East, General Motors Corporation (automotive corporation and vehicle manufacturer). From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation. Ms. Kempston Darkes holds a BA (Bachelor of Arts) and an LLB (Bachelor of Laws), both from the University of Toronto.
	Enbridge Board/Board committee memberships				2016 meeting attendance[1]
	Board of Directors				12 out of 12		100%
	Corporate Social Responsibility (chair)[16]				4 out of 4		100%
	Human Resources & Compensation				7 out of 7		100%
	Safety & Reliability				4 out of 4		100%
	Total				27 out of 27		100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 97.47%
	2015 votes in favour: 97.85%
	2014 votes in favour: 98.12%
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares and DSUs	[5]	Minimum required	[6]
	2017	20,777	19,471		$2,228,934		$705,000
	2016	20,346	14,346		$1,730,090		$705,000
	Other board/board committee memberships[7,17]
	Public[7]
	Brookfield Asset Management Inc. (public global asset management company)				Director Chair, risk management committee Member, management resources and compensation committee
	Balfour Beatty plc[18] (public infrastructure services company listed in the UK)				Director Chair, safety & sustainability committee Member, remuneration committee
	Canadian National Railway Company (public railway company)				Director Chair, environment, safety & security committee Member, audit, corporate governance, finance and strategic planning committees
	Schlumberger Limited (public supplier of technology, integrated project management and information solutions in oil and gas industry)				Director Chair, audit committee Member, finance committee

Enbridge Inc. 2017 Management Information Circular        14

Michael McShane Age 62 Kingwood, Texas, USA Independent Director since February 27, 2017 Latest date of retirement May 2029	Mr. McShane served as a director and as President and Chief Executive Officer of Grant Prideco, Inc. (supplier of drill pipe and drill stem accessories) from June 2002 and assumed the role of Chairman of the Board of Grant Prideco beginning in May 2004. Mr. McShane retired from Grant Prideco following its acquisition by National Oilwell Varco, Inc. in April 2008. Prior to joining Grant Prideco, Mr. McShane was Senior Vice President-Finance and Chief Financial Officer and director of BJ Services Company LLC beginning in 1990. Mr. McShane serves as an Advisor to Advent International Corporation, a global private equity firm. Mr. McShane also serves as an advisor to TPH Asset Management, LLC. Mr. McShane holds a BBA (Bachelor of Business Administration) from the University of Texas and has a Chartered Professional Accountant designation.
	Enbridge Board/Board committee memberships				2016 meeting attendance[1]
	Board of Directors[19]				—		—
	Audit, Finance & Risk[19]				—		—
	Safety & Reliability[19]				—		—
	Total				—		—
	Director Voting Results in Preceding Three Years				Not Applicable
Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares & DSUs	[5]	Minimum required	[6]
	2017	32,068	—		$1,775,926		$705,000
	2016	N/A	N/A		N/A		N/A
Other board/board committee memberships[7]
Public[7]
	Superior Energy Services, Inc. (public oilfield services company)				Director Member of the audit committee and the compensation committee
	Oasis Petroleum, Inc. (public oil and natural gas exploration and production company)				Lead Director Chair of the audit committee Member of the compensation committee
	Forum Energy Technologies (public oilfield products company)				Chair of the nominating, governance and compensation committee

Al Monaco Age 57 Calgary, Alberta, Canada Not independent Director since February 27, 2012 Latest date of retirement May 2027	Mr. Monaco joined Enbridge in 1995 and has held increasingly senior positions. He has been President & Chief Executive Officer of Enbridge since October 1, 2012 and has served as President of Enbridge since February 27, 2012. Mr. Monaco holds an MBA (Master of Business Administration) from the University of Calgary and has a Chartered Professional Accountant designation.
	Enbridge Board/Board committee memberships[20]				2016 meeting attendance[1]
	Board of Directors				12 out of 12	100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 99.43%
	2015 votes in favour: 99.53%
	2014 votes in favour: 99.81%
	Enbridge securities held[3]
	Year	Enbridge shares	[21]	Stock options	Total market value of Enbridge shares (excluding stock options)[5]	Minimum required[22]
	2017	411,113		3,149,300	$22,767,438	—
	2016	374,780		2,593,700	$18,690,279	—
	Other board/board committee memberships[7]
	Private[7]

DCP Midstream, LLC

(a private 50/50 joint venture between Spectra Energy and Phillips 66 and the general partner of DCP Midstream GP, LLC, the general partner of DCP Midstream GP, LP, the general partner of DCP Midstream Partners, LP, a midstream master limited partnership with public unitholders)

					Director
	Not-for-profit[7]
	American Petroleum Institute (not-for-profit trade association)				Director Member of Executive Committee Member of Finance Committee
	C.D. Howe Institute (not-for-profit public policy institute)				Director
	Business Council of Canada (not-for-profit, non-partisan organization composed of CEOs of Canada’s leading enterprises)				Member

Enbridge Inc. 2017 Management Information Circular        15

Michael E.J. Phelps Age 69 West Vancouver, BC, Canada Independent Director since February 27, 2017 Latest date of retirement May 2023	Mr. Phelps is Chairman and founder of Dornoch Capital Inc., a private investment company. From January 1988 to 2002, he served as President and Chief Executive Officer, and subsequently as Chairman and Chief Executive Officer, of Westcoast Energy Inc., based in Vancouver, B.C. In 2001, Mr. Phelps was appointed as an Officer to the Order of Canada. In 2003, the Canadian government appointed Mr. Phelps as Chairman of the Wise Persons’ Committee, a panel developed to review Canada’s system of securities regulation. Mr. Phelps holds a BA (Bachelor of Arts) and LLB (Bachelor of Laws) from the University of Manitoba and an LLM (Master of Laws) from the London School of Economics.
	Enbridge Board/Board committee memberships					2016 meeting attendance[1]
	Board of Directors[23]				—	—
	Corporate Social Responsibility[23]				—	—
	Governance[23]				—	—
	Human Resource & Compensation[23]				—	—
	Total				—	—
	Director Voting Results in Preceding Three Years				Not Applicable
Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required	[6]
	2017	90,428	—		$5,007,903	$705,000
	2016	N/A	N/A		N/A	N/A
Other board/board committee memberships[7]
Public[7]
	Marathon Oil Corporation (public exploration and production company)				Director Chair of the audit and finance committee Member of the corporate governance and nominating committee and health, environmental, safety and corporate responsibility committee

Rebecca B. Roberts Age 64 The Woodlands, Texas, USA Independent Director since March 15, 2015 Latest date of retirement May 2028	Ms. Roberts was President of Chevron Pipe Line Company (pipeline company) from 2006 to 2011 where she was responsible for Chevron’s US network of pipelines transporting crude oil, natural gas and petroleum products and for supporting pipeline development projects worldwide. From 2003 to 2006, she was President of Chevron Global Power Generation which owned and operated assets in the US and Asia and provided technical support globally. She held various other management and technical positions with Chevron, its predecessors and its subsidiaries from 1974 to 2003. Ms. Roberts holds a BSc (Bachelor of Science) in Chemistry from McNeese State University.
	Enbridge Board/Board committee memberships			2016 meeting attendance[1]
	Board of Directors			12 out of 12	100%
	Governance			4 out of 4	100%
	Human Resources & Compensation[24]			3 out of 3	100%
	Safety & Reliability			4 out of 4	100%
	Total			23 out of 23	100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 99.77%
	2015 votes in favour: 99.67% (first year elected)
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required[6]
	2017	2,700	5,413	$449,298	$705,000
	2016	2,700	2,422	$255,434	$705,000
	Other public and private company board/board committee memberships[7]
	Public[7]
	MSA Safety Incorporated (public development, manufacture and supplier of safety products)			Director Member, compensation committee and nominating and corporate governance committee
	Black Hills Corporation (public diversified energy company whose regulated and non-regulated businesses generate wholesale electricity and produce natural gas, oil and coal)			Director Chair, governance committee Member, compensation committee

Enbridge Inc. 2017 Management Information Circular        16

Dan C. Tutcher Age 68 Houston, Texas, USA Independent Director since May 3, 2006 Latest date of retirement May 2024	Mr. Tutcher has been President, Chief Executive Officer & Chair of the Board of Trustees of Center Coast MLP & Infrastructure Fund since 2013. Since its inception in 2007, Mr. Tutcher has also been a Principal in Center Coast Capital Advisors L.P. (investment adviser). He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (public management company in which Enbridge holds 100% of the unlisted voting shares) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the Board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc. Mr. Tutcher holds a BBA (Bachelor of Business Administration) from Washburn University.
	Enbridge Board/Board committee memberships						2016 meeting attendance[1]
	Board of Directors					12 out of 12	100%
	Corporate Social Responsibility					4 out of 4	100%
	Governance (chair)					4 out of 4	100%
	Safety & Reliability[25]					2 out of 2	100%
	Total					22 out of 22	100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 99.72%
	2015 votes in favour: 99.51%
	2014 votes in favour: 99.72%
	Enbridge securities held[3]
	Year	Enbridge shares	[26]	DSUs	[4]	Total market value of Enbridge shares & DSUs[5]	Minimum required	[6]
	2017	635,167		81,458		$39,686,693	$705,000
	2016	635,167		72,425		$35,287,613	$705,000
	Other board/board committee memberships[7]
	Public[7]
	Center Coast MLP & Infrastructure Fund (public investment company)					President and Chairman of the Board of Trustees

Catherine L. Williams Age 66 Calgary, Alberta, Canada Independent Director since November 1, 2007 Latest date of retirement May 2026	Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas company) from 2003 to 2007. Prior thereto, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2003. Ms. Williams holds a BA (Bachelor of Arts) from the University of Western Ontario and an MBA (Master of Business Administration, Finance) from Queen’s School of Business (now Smith School of Business at Queen’s University).
	Enbridge Board/Board committee memberships				2016 meeting attendance[1]
	Board of Directors				12 out of 12		100%
	Audit, Finance & Risk				4 out of 4		100%
	Human Resources & Compensation (chair)				7 out of 7		100%
	Safety & Reliability[27]				2 out of 2		100%
	Total				25 out of 25		100%
	Director Voting Results in Preceding Three Years
	2016 votes in favour: 98.15%
	2015 votes in favour: 98.33%
	2014 votes in favour: 98.20%
	Enbridge securities held[3]
	Year	Enbridge shares	DSUs	[4]	Total market value of Enbridge shares & DSUs	[5]	Minimum required	[6]
	2017	42,775	34,805		$4,296,380		$705,000
	2016	39,029	32,261		$3,555,232		$705,000
	Other board/board committee memberships[7]
	Public[7]
	Vermilion Energy Inc. (public oil and gas company)				Director Chair, audit and governance committee Member human resources committee

1.	Percentages are rounded to the nearest whole number.
2.	Ms. Carter was appointed to the Board and to the Corporate Social Responsibility Committee, the Governance Committee and the Safety & Reliability Committee effective February 27, 2017.
3.	Information about beneficial ownership and about securities controlled or directed by our proposed directors is provided by the nominees and is as at March 8, 2016 and March 13, 2017, respectively.
4.	DSUs refer to deferred share units and are defined on page 46 of this circular.
5.	Total market value = number of common shares or deferred share units × closing price of Enbridge shares on the Toronto Stock Exchange (TSX) of $49.87 on March 8, 2016 and $55.38 on March 13, 2017. Amounts are rounded to the nearest dollar.
6.	The annual Board retainer of $235,000 was not increased in 2016. Directors must hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares within five years of becoming a director on our Board. All directors meet or exceed this requirement, other than Ms. Roberts, who has until March 15, 2020 to meet this requirement.

Enbridge Inc. 2017 Management Information Circular        17

7.	Public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US, or both, and that has publicly listed equity securities. Private means a corporation or trust that is not a reporting issuer or registrant. Not-for-profit means a corporation, society or other entity organized for a charitable, civil or other social purpose which does not generate profits for its members.
8.	Mr. Cazalot, Jr. was appointed to the Board and to the Audit, Finance & Risk Committee and the Human Resources & Compensation Committee effective February 27, 2017.
9.	Mr. Coutu was appointed to the Governance Committee effective February 27, 2017.
10.	Mr. Ebel is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
11.	Mr. Ebel was appointed to the Board and Chair of the Board effective February 27, 2017.
12.	Mr. Ebel’s stock options were Spectra Energy options that converted into options to purchase Enbridge common shares upon the closing of the Merger. See Interest of Informed Persons in material transactions on page 27. No new Enbridge stock options were granted to Mr. Ebel in his capacity as a Director of Enbridge or Chair of the Enbridge Board.
13.	Mr. England also owns 8,626 units of Enbridge Energy Partners, L.P. and 5,000 units of Midcoast Energy Partners, L.P.
14.	Mr. Fischer was appointed to the Corporate Social Responsibility Committee effective February 27, 2017. Mr. Fischer ceased to be a member of the Human Resources & Compensation Committee effective May 12, 2016.
15.	Mr. Fischer also owns 27,100 shares of Enbridge Income Fund Holdings Inc.
16.	Ms. Kempston Darkes was appointed chair of the Corporate Social Responsibility Committee effective May 12, 2016.
17.	Ms. Kempston Darkes was an executive officer of General Motors Corporation (GM) from January 1, 2002 to December 1, 2009. GM filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets.
18.	Ms. Kempston Darkes will retire as a director of Balfour Beatty plc in May 2017.
19.	Mr. McShane was appointed to the Board and to the Audit, Finance & Risk Committee and the Safety & Reliability Committee effective February 27, 2017.
20.	Mr. Monaco is not a member of any Board committee. As President & Chief Executive Officer, he attends Board committee meetings at the request of such committees.
21.	Mr. Monaco also owns 8,150 shares of Enbridge Income Fund Holdings Inc.
22.	As President & Chief Executive Officer, Mr. Monaco is required to hold Enbridge shares equal to five times his base salary (see page 94). Mr. Monaco is not required to hold Enbridge shares as a director.
23.	Mr. Phelps was appointed to the Board and to the Corporate Social Responsibility Committee, Governance Committee and Human Resources & Compensation Committee effective February 27, 2017.
24.	Ms. Roberts was appointed to the Human Resources & Compensation Committee effective May 12, 2016.
25.	Mr. Tutcher was appointed to the Safety & Reliability Committee effective May 12, 2016.
26.	Mr. Tutcher also owns 68,421 shares of Enbridge Energy Management, L.L.C. and 40,000 units of Enbridge Energy Partners, L.P.
27.	Ms. Williams ceased to be a member of the Safety & Reliability Committee effective May 12, 2016.

2016 director voting results

The 2016 director voting results are available on our website at (www.enbridge.com) and are also available on SEDAR (www.sedar.com). The percentage of votes that were in favour of individual directors at the annual meeting of shareholders for the preceding three years is shown in their profiles on the preceding pages of this circular, as applicable.

Director independence

Director nominees	Independent	Non-Independent	Reason for non-independence
Pamela L. Carter	●
Clarence P. Cazalot, Jr.	●
Marcel R. Coutu	●
Gregory L. Ebel		●	Former Chairman, President and Chief Executive Officer of Spectra Energy and expected to continue as a non-executive employee until April 15, 2017
J. Herb England	●
Charles W. Fischer	●
V. Maureen Kempston Darkes	●
Michael McShane	●
Al Monaco		●	President & Chief Executive Officer of the company
Michael E.J. Phelps	●
Rebecca B. Roberts	●
Dan C. Tutcher	●
Catherine L. Williams	●

Enbridge Inc. 2017 Management Information Circular        18

Current Board committee participation

Director	Audit, Finance & Risk Committee	Corporate Social Responsibility Committee	Governance Committee	Human Resources & Compensation Committee	Safety & Reliability Committee
Management directors – not independent
Gregory L. Ebel[1]
Al Monaco[1]
Outside directors – independent
Pamela L. Carter[2]		●	●		●
Clarence P. Cazalot, Jr. [3]	●			●
Marcel R. Coutu[4,5]	●		●	●
J. Herb England[4]	committee chair
Charles W. Fischer[6]	●	●			committee chair
V. Maureen Kempston Darkes[4,7]		committee chair		●	●
Michael McShane[4,8]	●				●
Michael E.J. Phelps[9]		●	●	●
Rebecca B. Roberts[10]			●	●	●
Dan C. Tutcher[11]		●	committee chair		●
Catherine L. Williams[4,12]	●			committee chair

1.	Mr. Ebel and Mr. Monaco are not members of any of the committees of the Board. They attend most of the committee meetings in their capacities as Chair of the Board and President & Chief Executive Officer, respectively.
2.	Ms. Carter was appointed to the Corporate Social Responsibility Committee, the Governance Committee and the Safety & Reliability Committee effective February 27, 2017.
3.	Mr. Cazalot, Jr. was appointed to the Audit, Finance & Risk Committee and the Human Resources & Compensation Committee effective February 27, 2017.
4.	Ms. Williams and Messrs. Coutu, England and McShane each qualify as an audit committee financial expert, as defined under the US Securities Exchange Act of 1934, as amended. The Board has also determined that all the members of the Audit, Finance & Risk Committee are financially literate, according to the meaning of National Instrument 52-110 – Audit Committees (NI 52-110) and the rules of the New York Stock Exchange (NYSE).
5.	Mr. Coutu was appointed to the Governance Committee effective February 27, 2017.
6.	Mr. Fischer was appointed to the Corporate Social Responsibility Committee effective February 27, 2017. Mr. Fischer ceased to be a member of the Human Resources & Compensation Committee effective May 12, 2016.
7.	Ms. Kempston Darkes was appointed chair of the Corporate Social Responsibility Committee effective May 12, 2016.
8.	Mr. McShane was appointed to the Audit, Finance & Risk Committee and the Safety & Reliability Committee effective February 27, 2017.
9.	Mr. Phelps was appointed to the Corporate Social Responsibility Committee, Governance Committee and Human Resources & Compensation Committee effective February 27, 2017.
10.	Ms. Roberts was appointed to the Human Resources & Compensation Committee effective May 12, 2016.
11.	Mr. Tutcher was appointed to the Safety & Reliability Committee effective May 12, 2016.
12.	Ms. Williams ceased to be a member of the Safety & Reliability Committee effective May 12, 2016.

Enbridge Inc. 2017 Management Information Circular        19

Board and Board committee meetings in 2016

Board/committee	Total number of meetings	In camera sessions	Overall attendance
Board	12	12	100%
Audit, Finance & Risk Committee	4	4	100%
Corporate Social Responsibility Committee	4	4	100%
Governance Committee	4	4	100%
Human Resources & Compensation Committee	7	7	100%
Safety & Reliability Committee	4	4	100%
Total	35	35	100%

Director attendance in 2016

	Board of Directors meetings (12 meetings)		Board committee meetings
			Audit, Finance & Risk (4 meetings)		Corporate Social Responsibility (4 meetings)		Governance (4 meetings)		Human Resources & Compensation (7 meetings)		Safety& Reliability (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Pamela L. Carter[1]	–	–	–	–	–	–	–	–	–	–	–	–
Clarence P. Cazalot, Jr. [1]	–	–	–	–	–	–	–	–	–	–	–	–
Marcel R. Coutu	12	100	4	100	–	–	–	–	7	100	–	–
Gregory L. Ebel[1]	–	–	–	–	–	–	–	–	–	–	–	–
J. Herb England	12	100	4	100	–	–	–	–	–	–	–	–
Charles W. Fischer[2]	12	100	4	100	–	–	–	–	4	100	4	100
V. Maureen Kempston Darkes	12	100	–	–	4	100	–	–	7	100	4	100
Michael McShane[1]	–	–	–	–	–	–	–	–	–	–	–	–
Al Monaco[3]	12	100	–	–	–	–	–	–	–	–	–	–
Michael E.J. Phelps[1]	–	–	–	–	–	–	–	–	–	–	–	–
Rebecca B. Roberts[4]	12	100	–	–	–	–	4	100	3	100	4	100
Dan C. Tutcher[5]	12	100	–	–	4	100	4	100	–	–	2	100
Catherine L. Williams[6]	12	100	4	100	–	–	–	–	7	100	2	100

1.	Ms. Carter and Messrs. Cazalot, Jr., Ebel, McShane and Phelps were appointed to the Board effective February 27, 2017, upon the closing of the Merger.
2.	Mr. Fischer ceased to be a member of the Human Resources & Compensation Committee effective May 12, 2016.
3.	Mr. Monaco is not a member of any Board committee. As President & Chief Executive Officer, he attends Board committee meetings at the request of such committees.
4.	Ms. Roberts was appointed to the Human Resources & Compensation Committee effective May 12, 2016.
5.	Mr. Tutcher was appointed to the Safety & Reliability Committee effective May 12, 2016.
6.	Ms. Williams ceased to be a member of the Safety & Reliability Committee effective May 12, 2016.

Enbridge Inc. 2017 Management Information Circular        20

Mix of skills and experience

We maintain a skills and experience matrix for our directors in areas we think are important for a company like ours. We use this skills matrix to annually assess our board composition and in the recruitment of new directors. The table below indicates each director’s skills and experience in the areas indicated based on a self-assessment by each director.

Area	Carter	Cazalot, Jr.	Coutu	Ebel	England	Fischer	Kempston Darkes	McShane	Monaco	Phelps	Roberts	Tutcher	Williams
Managing and Leading Strategy and Growth	3	3	3	3	3	3	3	3	3	3	3	3	2
International	3	3	2	3	2	3	3	3	1	3	3	1	3
CEO / Executive Officer	3	3	3	3	3	3	3	3	3	3	3	3	3
Governance / Board	3	3	3	3	3	3	3	3	3	3	3	3	3
Operations (Oil & Gas / Energy)	3	3	3	3	2	3	2	3	3	3	3	3	2
Risk Oversight / Management	3	3	–	3	3	3	3	3	3	3	3	3	2
Corporate Social Responsibility & Sustainability	3	3	–	3	1	3	3	3	3	3	2	3	2
Energy Marketing	–	3	2	3	1	2	1	3	2	3	2	3	2
Human Resources / Compensation	3	3	3	3	3	3	3	3	2	3	2	2	3
Investment Banking /Mergers and Acquisitions	3	3	3	3	2	3	1	3	3	3	1	3	2
Financial Literacy	3	3	3	3	3	2	2	3	3	3	2	2	3
Information Technology	3	–	1	3	1	2	1	2	1	2	1	1	2
Health, Safety, Environmental and Social Responsibility	3	3	2	3	2	3	3	3	2	3	3	2	2
Public Policy and Government and Stakeholder Relations	3	3	2	3	2	2	3	1	2	3	1	2	1
Emerging Sectors / Growth Opportunities	3	3	1	3	2	2	3	1	3	3	1	2	1

Notes:

1.	Basic = 1; intermediate = 2; advanced = 3

Director tenure

The graph and table below shows the director tenure of the proposed nominee directors. The average tenure is 4.15 years, reflecting the addition of Ms. Carter and Messrs. Cazalot, Jr., Ebel, McShane and Phelps to the Board following the Merger. For further information on our guidelines for director retirement and the latest date of retirement of each director, please refer to Identifying new candidates on page 35 and the Director profiles beginning on page 10 of this circular.

Interlocking relationships

The Board has determined that the board interlocks set out below do not impair the ability of these directors to exercise independent judgment as members of our Board.

Directors	Serve together on this board of a public company	Serve on these committees
Marcel R. Coutu	Brookfield Asset Management Inc.	audit committee and management, resources and compensation committee
V. Maureen Kempston Darkes		management, resources and compensation committee and chair, risk management committee

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Appointing our auditors

You will vote on appointing Enbridge’s auditors. You may vote for the reappointment of our auditors or withhold your vote. The Board, on the recommendation of the Audit, Finance & Risk Committee, proposes that PwC be reappointed as auditors and that you vote for the reappointment of our auditors.

If PwC is reappointed, they will serve as our auditors until the end of the next annual meeting of shareholders. PwC (formerly Price Waterhouse) have been our auditors since 1992 and have been the auditors for Enbridge Pipelines Inc., our subsidiary, since 1949.

PwC is a participating audit firm with the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (CSA) National Instrument 52-108 – Auditor Oversight.

Auditor independence

Auditor independence is essential to the integrity of our financial statements and PwC has confirmed its status as independent within the meaning of the Canadian and US securities rules.

We are subject to Canadian securities regulations (NI 52-110 and National Policy 58-201 – Corporate Governance Guidelines (NP 58-201)), the US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission under Sarbanes-Oxley, which specify certain services that external auditors cannot provide.

We comply with these Canadian and US rules. We believe, however, that some non-audit services, like tax compliance, can be delivered more efficiently and economically by our external auditors. To maintain auditor independence, our Audit, Finance & Risk Committee must pre-approve all audit and non-audit services. It is also responsible for overseeing the audit work performed by PwC.

The Audit, Finance & Risk Committee reviews our external auditors’ qualifications and independence once per year. Their review includes formal written statements that describe any relationships between the auditors, their affiliates and Enbridge that could affect the auditors’ independence and objectivity.

External auditor services – fees

The following table sets forth all services rendered by the company’s auditors, PwC, by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2016 and 2015.

	2016	2015	Description of fee category
Audit fees	$14,856,471	$15,445,798	Represents the aggregate fees for audit services.
Audit-related fees	$1,457,552	$1,133,899	Represents the aggregate fees for assurance and related services by the company’s auditors that are reasonably related to the performance of the audit or review of the company’s financial statements and are not included under “Audit fees”. During fiscal 2015 and 2014, the services provided in this category included due diligence related to prospectus offerings and other items.
Tax fees	$1,771,344	$1,680,529	Represents the aggregate fees for professional services rendered by the company’s auditors for tax compliance, tax advice and tax planning.
All other fees	$376,217	$740,886	Represents the aggregate fees for products and services provided by the company’s auditors other than those services reported under “Audit fees”, “Audit-related fees” and “Tax fees”. These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.
Total fees	$18,461,584	$19,001,112

You can find information about the roles and responsibilities of the Audit, Finance & Risk Committee beginning on page 36 of this circular and details about the committee’s pre-approval policies and procedures beginning on page 37 of our annual information form for the year ended December 31, 2016 (available online at www.enbridge.com and www.sedar.com).

The Board unanimously recommends that shareholders vote FOR the reappointment of PricewaterhouseCoopers LLP as auditors of the corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as shall be fixed by the Board of Directors.

Shareholder rights plan

You will be asked to approve the amendment and reconfirmation of our shareholder rights plan under the terms of an agreement between Enbridge and CST Trust Company (our rights agent).

The plan encourages the fair treatment of shareholders if there is a take-over bid for control of Enbridge. Our rights plan became effective on November 9, 1995. It was amended and restated in 1996 and has been amended, restated and reconfirmed by shareholders

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every three years since, most recently in 2014. The plan provides that to continue, it must be reconfirmed by a majority vote of shareholders not later than the 2017 annual meeting of shareholders and at such a meeting every three years thereafter. Where such shareholder approval is not obtained, the plan will terminate and cease to have effect.

Proposed amendments

On February 25, 2016, the CSA announced amendments, effective May 9, 2016, to National Instrument 62-104 – Take-over Bids and Issuer Bids. These proposed amendments modified the minimum period a take-over bid must remain open for deposits of securities thereunder, extending the minimum period from 35 to 105 days, with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions. As a result, the only proposed substantive amendment to the shareholder rights plan is to extend the period of time a permitted bid must remain open solely to reflect changes to the take-over bid regime by the CSA. To ensure the permitted bid definition in the shareholder rights plan remains aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, the changes to the shareholder rights plan include:

•	amending the definition of “permitted bid” to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws; and
•	certain additional non-substantive, technical and administrative amendments, including to align the definition of a “competing permitted bid” to the minimum number of days as required under Canadian securities laws, to modify the definition of “exercise price” to be equal to three times the aggregate closing price for 20 consecutive trading days of the Enbridge common shares instead of $200, permit book entry form registration of rights and provide an exception for certain exempt acquisitions.

The Board believes the shareholder rights plan is in the best interests of Enbridge and our shareholders because:

•	it gives the Board sufficient time to explore and develop alternatives to a take-over bid, to maximize shareholder value; and
•	it gives every shareholder an equal opportunity to participate in a take-over bid.

The Board recommends that shareholders vote FOR the resolution:

Be it resolved that:

•	the shareholder rights plan agreement between Enbridge and CST Trust Company (as rights agent), dated November 9, 1995 and amended and restated as of May 11, 2017 (2017 rights plan) is hereby ratified, confirmed and approved;
•	any revisions made to the 2017 rights plan on or before May 11, 2017 that are required by the relevant stock exchange to conform our plan with most other shareholder rights plans for reporting issuers in Canada, as may be approved by any two officers of Enbridge, are hereby approved;
•	the 2017 rights plan, as amended in accordance with the immediately preceding bullet point, is hereby ratified, confirmed and approved; and
•	any one of our officers or directors is authorized to execute any documents or instruments or to take other action necessary for this resolution to take effect.

Shareholders must approve the resolution for the shareholder rights plan to continue, otherwise it will terminate. A summary of the principal terms of the shareholder rights plan is set out in Appendix A.

Having a “say on pay”

We have held advisory votes on executive compensation (“say on pay”) at the past five annual meetings. Voting results in the most recent three years are set out in the table below.

Say on pay vote	2014	2015	2016
Votes in favour	96.02%	95.87%	95.82%

The Board has decided to again hold an advisory vote on executive compensation at this year’s meeting. While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

As a shareholder, you will be asked to vote for or against, or you may abstain from voting on, our approach to executive compensation through the following resolution.

The Board unanimously recommends that shareholders vote FOR the advisory vote on our approach to executive compensation:

Resolve, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Enbridge’s management information circular dated March 13, 2017, delivered in advance of the 2017 annual meeting of shareholders on May 11, 2017.

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The Board will take the results of this vote into account when it considers future compensation policies and issues. We will also examine the level of shareholder interest and the comments we receive and consider the best approach and timing for soliciting feedback from shareholders on our approach to executive compensation in the future.

Shareholder proposal

Proposal received for the 2017 meeting

Set forth in Schedule B of this circular is the shareholder proposal submitted for consideration at the meeting and the Board’s and management’s voting recommendations thereon. As a shareholder, you may vote for, against, or abstain from voting on the shareholder proposal.

The Board recommends that shareholders vote AGAINST the shareholder proposal resolution.

Proposals for the 2018 meeting

Under the Canada Business Corporations Act, which governs Enbridge, we must receive shareholder proposals by December 13, 2017 to consider them for inclusion in the management information circular and proxy for the 2018 annual meeting of shareholders, which is expected to be held in May 2018 in Calgary, Alberta.

Voting results

We will post the results of this year’s votes and the other items of business on our website (www.enbridge.com) and on SEDAR (www.sedar.com) following the meeting.

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2. Governance

Our governance practices

Sound governance means sound business. At Enbridge, we believe good governance is important for our shareholders, our employees and our company.

We have a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all rules, regulations, standards and internal and external policies that apply.

This section discusses our governance philosophy, policies and practices. It also describes the role and functioning of our Board and the five Board committees.

You can find more information about governance in our annual information form for the year ended December 31, 2016. Our articles and by-laws also set out certain matters that govern our business activities. These are all available on our website (www.enbridge.com) and on SEDAR (www.sedar.com).

Governance highlights

•	Annual election of directors
•	Individual director elections
•	Majority voting policy
•	11/13 independent director nominees
•	Separate Chair and CEO
•	Board diversity policy; 4 women directors
•	All committees comprised solely of independent directors
•	7/13 directors with < 5 years tenure
•	Annual Board, committee and director evaluations
•	Statement on Business Conduct
•	In camera sessions at every Board and committee meeting
•	2017 shareholder rights plan pending shareholder approval
•	Say on pay vote advisory vote

Regulations, rules and standards

As Enbridge is listed on the TSX and the NYSE, it is subject to a range of governance rules, regulations, standards and policies in connection with such listing, as well as the securities regulations of the CSA, including the following:

Canada

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices;
•	NP 58-201;
•	NI 52-110; and
•	Canada Business Corporations Act.

US

As a “foreign private issuer” under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements, rather than those that apply to US listed corporations. As a “foreign private issuer”, Enbridge is exempt from rules under the US Securities Exchange Act of 1934, as amended (the US Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the US Exchange Act. Enbridge’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the US Exchange Act. In addition, Enbridge is permitted, under a multi-jurisdictional disclosure system adopted by the US and Canada, to prepare its disclosure documents filed under the US Exchange Act in accordance with Canadian disclosure requirements.

The NYSE rules, however, require us to disclose how we comply with US corporate governance standards and where our practices are different. You can find this document on our website (http://www.enbridge.com/investment-center/corporate-governance/compliance). We must also comply with the audit committee requirements under Rule 10A-3 of the US Exchange Act. See Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2016 for a summary of these requirements.

As of the date of this circular, the Board believes we are in full compliance with all Canadian and US corporate governance rules, regulations, standards and policies that apply to us.

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Enbridge will maintain its status as a “foreign private issuer” in the US at least through January 1, 2018. Enbridge expects to lose its status as a “foreign private issuer” in the US, effective January 1, 2018, as a result of the Merger. Once Enbridge loses its status as a foreign private issuer, in addition to being subject to NYSE rules applicable to US domestic issuers, it will be required to file annual, quarterly and current reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the US Exchange Act, and will have to comply with US federal proxy requirements. Enbridge would also become subject to Regulation FD of the US Exchange Act, regulating the selective disclosure of non-public information, and Enbridge’s directors, senior management and principal shareholders would be subject to the disclosure and other requirements of Section  16 of the US Exchange Act in respect of their ownership of and transactions in Enbridge securities.

A culture of ethical conduct

A strong culture of ethical conduct is central to Enbridge.

Our Statement on Business Conduct (available on our website at www.enbridge.com) is our formal statement of expectations for all individuals engaged by Enbridge. It applies to everyone at Enbridge and our subsidiaries, including our directors, officers and employees, as well as consultants and contractors retained by Enbridge.

It discusses what we expect in areas like:

•	complying with the law, applicable rules and all policies;
•	how to avoid conflicts of interest, including examples of acceptable forms of gifts and entertainment;
•	anti-corruption and money laundering;
•	acquiring, using and maintaining assets (including computers and communication devices) appropriately;
•	data privacy, records management, proprietary, confidential and insider information;
•	protecting health, safety and the environment; and
•	interacting with landowners, customers, shareholders, employees and others.

The Board approved a revised Statement on Business Conduct in 2015 and the new policy was implemented on June 1, 2016.

On the commencement of employment with Enbridge and annually thereafter, all Enbridge employees are required to complete a Statement on Business Conduct training course and certify compliance with the Statement on Business Conduct. Additionally, employees are also required to disclose any actual or potential conflicts of interest.

Directors must also certify that they agree with the Statement on Business Conduct and will comply with it, both when they join our Board and every year they serve as a director.

All Enbridge employees other than legacy Spectra Energy employees were asked, through an electronic training and certification process, to certify their compliance with the Statement on Business Conduct for the year ended December 31, 2016. As of the date of this circular, 99.9% of these Enbridge employees had certified compliance. The President & Chief Executive Officer and all eight Continuing Enbridge Directors have also certified their compliance with the Statement on Business Conduct for the year ended December 31, 2016. With the closing of the Merger on February 27, 2017, our five Continuing Spectra Directors also became subject to our Statement on Business Conduct.

Building awareness

We use online training to help raise awareness and reinforce our commitment to ethical conduct.

To date, we have developed online training programs on fraud awareness, foreign corruption laws and the Statement on Business Conduct.

Through the annual online Statement on Business Conduct training program, Enbridge communicates its expectation that all Enbridge employees have a duty to report compliance issues (including suspected breaches of the Statement on Business Conduct) on a timely basis.

Handling conflicts of interest

If a director or officer has a material interest in a transaction or agreement involving Enbridge, or otherwise identifies a potential personal conflict, he or she must:

•	declare the conflict or potential conflict;
•	not participate in any discussions on the matter; and
•	abstain from voting on the matter at any Board meeting where it is being discussed or considered.

This approach is consistent with the requirements of the Canada Business Corporations Act.

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Insider trading

Our insider trading and reporting guidelines, which were most recently revised in February 2016, place restrictions on those in a special relationship with Enbridge (including insiders) when they purchase or sell Enbridge shares or other securities. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

•	imposing quarterly and annual trading blackout periods on all directors and officers of Enbridge and its subsidiaries and certain employees, contractors and other persons in a special relationship with Enbridge when financial results are being prepared and have not yet been publicly disclosed (these periods currently begin on the fifth day following the end of each fiscal quarter or year end and end at the close of trading on the first trading day after we issue a news release disclosing our financial results for that fiscal quarter or year end);
•	encouraging all insiders to pre-clear proposed purchases or sales of Enbridge securities with the Corporate Secretary’s office; and
•	prohibiting all directors, officers, employees and contractors of Enbridge and its subsidiaries from engaging in hedging transactions.

Whistle blower procedures

Our Whistle Blower procedures help uphold our strong values and preserve our culture of ethical business conduct.

We introduced Whistle Blower procedures a number of years ago to protect the integrity of our accounting, auditing and financial processes. We expanded and updated the procedures in 2008 and 2012.

Complaints about financial or accounting irregularities, unethical conduct or any other compliance issues (including alleged violations of the Statement on Business Conduct) can be made anonymously using the Enbridge Ethics and Conduct Hotline (Hotline), which allows for the submission of confidential and anonymous reports through a toll-free telephone number and a web-based reporting system. The Hotline is administered by an independent third-party service provider. Copies of all reports received through the Hotline are provided to the chair of the Audit, Finance & Risk Committee. Employees can also report concerns about financial or accounting irregularities or unethical conduct confidentially to the chair of the Audit, Finance & Risk Committee. All submissions may be made anonymously and any complaints submitted in a sealed envelope marked “private and strictly confidential” will be delivered to the committee chair unopened.

At least once each quarter (sooner if there is an urgent matter), the Chief Compliance Officer reports to the Audit, Finance & Risk Committee about all significant complaints received and to the Safety & Reliability Committee about all significant complaints received on matters within the Safety & Reliability Committee’s mandate. Quarterly reports to the Audit, Finance & Risk Committee also include information about any other significant compliance issues that have been brought to the attention of Enbridge’s Ethics & Compliance Department through quarterly compliance surveys conducted in each Enbridge business unit. The Audit, Finance & Risk Committee then determines how to handle any issues or complaints brought to its attention. The committee can hire independent advisors (outside legal counsel, independent auditors and others) to help investigate a matter. We pay for these costs.

Interest of informed persons in material transactions

Upon the closing of the Merger, Gregory L. Ebel (Spectra Energy’s former Chairman, President and Chief Executive Officer) became the non-executive Chairman of the Enbridge Board of Directors. Enbridge will, until the first meeting of the Board of Directors following the 2020 annual shareholders meeting of Enbridge, provide, without charge, to Mr. Ebel as non-executive Chairman: (i) use of Enbridge’s aircraft for business flights to board meetings and for other business conducted on behalf of Enbridge, (ii) information technology support and (iii) administrative support. Enbridge will also secure office space in the Houston area on behalf of Mr. Ebel and will reimburse the non-executive Chairman for expenses incurred for tax return preparation services (in an aggregate amount not to exceed US$100,000 per year for such office and tax return preparation services).

Mr. Ebel is party to a change in control agreement with Spectra Energy, which provides for certain severance benefits in the event that he experiences a qualifying termination of employment within 24 months following the closing of the Merger. We anticipate that Mr. Ebel will remain a non-executive employee of Spectra Energy until on or around April 15, 2017, at which time he will experience a qualifying termination under his change in control agreement and become entitled to receive the following payments and benefits:

•	a lump sum cash payment of US$366,950, representing the pro rata portion of Mr. Ebel’s target annual cash incentive compensation opportunity for 2017;
•	a lump sum cash payment of US$7,305,638, representing cash severance equal to three times the sum of Mr. Ebel’s annual base salary and target annual cash incentive opportunity in effect immediately prior to the qualifying termination;
•	continued welfare benefits for a period of two years following Mr. Ebel’s qualifying termination (such benefits are valued at approximately US$45,521);
•	approximately US$837,876 in respect of the amounts Spectra Energy would have allocated or contributed to Mr. Ebel’s tax-qualified and nonqualified defined benefit pension plan and defined contribution savings plan accounts during the two years following the date of termination;

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•	an estimated US$1,752,591 in respect of the additional benefits that will become payable to Mr. Ebel under the Spectra Energy Supplemental Executive Retirement Plan in connection with the change in control; and
•	a lump sum payment of US$30,000 for outplacement assistance purposes

In addition to the foregoing, Mr. Ebel held certain Spectra Energy equity awards at the closing of the Merger that were generally treated in the same manner as those held by other employees of Spectra Energy. See Assumed equity-based compensation awards from Spectra Energy beginning on page 76 for more information. The Spectra Energy equity awards held by Mr. Ebel that will vest in connection with his qualifying termination of employment, which is expected to occur on or around April 15, 2017, were assumed by Enbridge in connection with the closing of the Merger. Set forth below are the approximate values of each type of unvested Spectra Energy equity award, including any tandem dividend equivalents subject thereto, that would vest and become payable assuming that Mr. Ebel experienced a qualifying termination on April 15, 2017. Such values are based on a price per Enbridge common share of US$41.19, the closing price per Enbridge common share on the NYSE on March 13, 2017, the date of this circular, and less the applicable exercise price in the case of unvested options.

Spectra Energy options	Spectra Energy phantom units	2016 Spectra Energy PSUs	Spectra Energy other awards	Total
US$4,994,627	US$7,719,086	US$8,255,132	US$495,713	US$21,464,558

Board composition

Amended By-law No. 1

Our articles allow us to have up to 15 directors.

On February 27, 2017, Enbridge and Spectra Energy combined through the Merger. In connection with the Merger, on December 15, 2016, shareholders of Enbridge approved the adoption of Enbridge’s Amended By-law No. 1, effective upon the closing of the Merger. Enbridge’s Amended By-law No. 1 is available on our website (www.enbridge.com). Upon completion of the Merger, in accordance with Amended By-law No. 1, the composition of Enbridge’s Board changed.

Pursuant to Section 21 of Amended By-law No. 1, Gregory L. Ebel shall serve as non-executive chair of the Board from the effective date of Amended By-law No. 1 until the termination of the annual general meeting of Enbridge shareholders during the 2020 calendar year (the Specified Chair Period). During the Specified Chair Period, any removal of Gregory L. Ebel from such position or any modification of the duties and reporting relationships of such position will require the affirmative vote of at least 75% of the entire Board. In the event that Gregory L. Ebel is unable or unwilling to continue in such office during the Specified Chair Period, the vacancy created thereby will be filled only by an individual who is also a Continuing Spectra Director (as defined below) unless otherwise approved by the affirmative vote of at least 75% of the entire Board. The Board shall nominate Gregory L. Ebel as a director of Enbridge and the Board and Enbridge shall use their best efforts to obtain the election as a director of Gregory L. Ebel by the Enbridge shareholders at each meeting of the Enbridge shareholders called to consider the election of directors prior to the 2020 annual general meeting.

Pursuant to Section 22 of Amended By-law No. 1, from the effective date of Amended By-law No. 1 until the termination of the annual general meeting of Enbridge shareholders during the 2019 calendar year (the Specified Board Period), the Board will be comprised of 13 directors, as follows:

(i)	five individuals who were directors of Spectra Energy immediately prior to the effective time of the Merger and their permitted replacement directors who take office after the effective time of the Merger who are nominated in accordance with Amended By-law No. 1 (the Continuing Spectra Directors); and

(ii)	eight individuals who were directors of Enbridge immediately prior to the effective time of the Merger and their permitted replacement directors who take office after the effective time of the Merger who are nominated in accordance with Amended By-law No. 1 (the Continuing Enbridge Directors).

In the case Board vacancies are filled by the Board, shareholders will have the right to vote for or withhold their votes from such interim directors at the next annual meeting of shareholders.

Pursuant to Sections 23 and 24 of Amended By-law No. 1, from the effective date of Amended By-law No. 1 and subject to the provisions regarding the term for the non-executive chair of the Board, the Continuing Spectra Directors shall have all the power and may exercise all the authority of the Board to fill all vacancies on the Board created by the cessation of service of a Continuing Spectra Director prior to the 2019 annual general meeting of the Enbridge shareholders, provided that any nominee who was not a director of Spectra Energy immediately prior to the effective time of the Merger will be subject to the approval of the Continuing Enbridge Directors, such approval not to be unreasonably withheld, delayed or conditioned. Furthermore, subject to the provisions regarding the term of the non-executive chair of the Board, the Continuing Enbridge Directors will have all the power and may exercise all the authority of the Board to fill all vacancies on the Board created by the cessation of service of a Continuing Enbridge Director prior to the 2019 annual general meeting of Enbridge shareholders.

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Pursuant to Section 25 of Amended By-law No. 1, all committees of the Board, including the audit committee, shall be comprised of such number of directors as the Board shall determine. However, except as otherwise approved by the affirmative vote of at least 75% of the entire Board, during the Specified Board Period, (i) each committee shall be comprised of the Continuing Spectra Directors and the Continuing Enbridge Directors in proportion to the number of Continuing Spectra Directors and Continuing Enbridge Directors on the Board, on a pro rata basis, with the number of Continuing Spectra Directors rounded up or down to the nearest whole number, and (ii) there shall not be less than one Continuing Spectra Director on each committee.

Pursuant to Section 26 of Amended By-law No. 1, during the Specified Chair Period, the provisions of Amended By-law No. 1 relating to the non-executive chair of the Board may only be amended by the affirmative vote of at least 75% of the entire Board. During the Specified Board Period, the provisions of the Amended By-law No. 1 relating to the Continuing Spectra Directors may only be amended by the affirmative vote of at least 75 % of the entire Board.

Pursuant to subsection 30(b) of Amended By-law No. 1, during the Specified Board Period, unless otherwise approved by the affirmative vote of at least 75% of the entire Board, all vacancies on the Board created by the cessation of service of a Continuing Spectra Director shall be filled by a nominee selected by the Continuing Spectra Directors. In addition, all vacancies on the Board created by the cessation of service of a Continuing Enbridge Director shall be filled by a nominee selected by the Continuing Enbridge Directors.

By-Law No. 2

Enbridge’s By-Law No. 2 sets out advance notice requirements for director nominations (the Advance Notice By-Law) was adopted by the Board on December 2, 2014 and confirmed by shareholders at the annual meeting of shareholders on May 6, 2015. The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of Enbridge with guidance on the nomination of directors. The Advance Notice By-Law is the framework by which Enbridge seeks to fix a deadline by which shareholders of the company must submit director nominations to Enbridge prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to Enbridge for the notice to be in proper written form. Enbridge’s Advance Notice By-Law is available on our website (www.enbridge.com).

The role of the Board

The Board is ultimately responsible for governance at Enbridge and for stewardship of the company. It has full power to oversee the management of our business and affairs.

It carries out many of its responsibilities through its five standing Board committees:

•	Audit, Finance & Risk;
•	Corporate Social Responsibility;
•	Governance;
•	Human Resources & Compensation; and
•	Safety & Reliability.

The Board:

•	reviews and approves the strategic plan, provides guidance and monitors our progress;
•	monitors our risk management programs and helps us identify principal risks;
•	makes sure we have appropriate internal control and management systems in place to manage money, compliance and risk and that these systems are functioning appropriately;
•	reviews and approves major projects, plans and initiatives that could materially affect the company;
•	appoints the President & Chief Executive Officer and ratifies the appointment of other members of executive management; and
•	reviews and approves compensation for the President & Chief Executive Officer and executive management team.

The Board delegates day-to-day management of Enbridge to the President & Chief Executive Officer and senior management, although major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures require Board approval.

Duties

The Board is responsible for the oversight of key areas like governance, financial and strategic planning, risk oversight and management, succession planning, corporate disclosure, shareholder relations and corporate communications. These duties are described in our terms of reference for the Board and the Board committees. These terms of reference are drafted by management under the guidance of the Governance Committee and approved by the Board, which reviews them once per year and updates them as needed. Copies of the terms of reference for the Board and each of the Board committees are available on our website (www.enbridge.com), and the terms of reference for the Board is also attached at Appendix B.

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The Board develops position descriptions for each committee chair. These descriptions are part of their terms of reference and are reviewed annually. The Governance Committee defines the division of duties between the Board and the President & Chief Executive Officer. The terms of reference for the President & Chief Executive Officer are available on our website (www.enbridge.com).

The role of the non-executive chair of the Board

Section 45 of Amended By-law No. 1 provides the duties of the non-executive chair of the Board. The non-executive chair of the Board has the responsibility:

•	to act as a regular sounding board, counselor and confidant for the Chief Executive Officer of Enbridge, including helping to review strategies and define issues;
•	to act as a liaison between the Board and the Chief Executive Officer to ensure he or she is aware, on an ongoing basis, of any concerns or suggestions the board may have in furtherance of ensuring that the best interest of Enbridge and its stakeholders are observed;
•	to lead the Board in evaluating, on an annual and ongoing basis, the performance of the Chief Executive Officer, levels of executive compensation and the implementation of effective chief executive officer and executive management succession and development plans;
•	to work closely with the Chief Executive Officer to ensure that management strategies, plans and performance matters are presented, as necessary, to the Board;
•	to ensure that the Board governs Enbridge’s businesses and affairs;
•	to oversee the Enbridge’s Board’s discharge of its duties imposed by law and to ensure that the Board is alert to its obligations to Enbridge and its stakeholders;
•	to provide leadership to the Board and to assist the Board in reviewing and monitoring the goals, strategies, policies and directions of Enbridge;
•	to communicate with the Board to keep it up to date on all major developments including timely discussion of potential developments of relevance to Enbridge;
•	to ensure the Board has sufficient information to permit it to properly make major decisions when such decisions are required;
•	to establish the frequency of meetings of the Board and to review such frequency from time to time, as considered appropriate or as requested by the Board, and to work with committee chairs to ensure that relevant matters are being properly addressed by the appropriate committees
•	to chair meetings of the Board and meetings of the Enbridge shareholders;
•	to recommend the committees of the Board and their composition, to review the need for, and the performance and suitability of, those committees and to recommend such adjustments as are deemed necessary from time to time, all in conjunction with the Chief Executive Officer of Enbridge and the Governance Committee;
•	to ensure that meetings of the Board are conducted in an efficient, effective and focused manner, and to attend all committee meetings;
•	to review and assess, in conjunction with the Chief Executive Officer of Enbridge and the chair of the Governance Committee, each director’s attendance and performance, as well as the performance and effectiveness of the various committees;
•	to work with the Chief Executive Officer of Enbridge and the chair of the Governance Committee to assure the presence of the appropriate mix of skills and abilities on the Board to promote the continued growth and success of the organization;
•	to work with the chair of the Governance Committee to assure an orderly succession to the non-executive chair of the Board and thereby continuity of strategy and corporate development in the event of the retirement or resignation of the non-executive chair of the Board; and
•	to consult with committee chairs to set agendas for committee meetings.

During the Specified Chair Period, the duties of the non-executive chair of the Board may only be modified with the affirmative vote of at least 75% of the entire Board.

Strategic planning

The Board is responsible for reviewing our strategic planning process and for reviewing and approving our strategic plan. The Board devotes two meetings per year to the strategic plan, including one meeting that is held over two days. In addition, the Board discusses strategy with management at every regular Board meeting throughout the year, oversees the implementation of the plan, monitors our progress, considers any adjustments to the plan and reviews and approves any transactions it believes will have a significant impact on the plan or our strategic direction.

Safety and operational reliability remains the company’s number one priority and sets the foundation for the strategic plan. You will find more information about our strategic priorities in our annual report which is available on our website (www.enbridge.com).

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Risk oversight and management

Risk oversight and management is an important role for the Board and Board committees. Each year, management prepares a corporate risk assessment report for the Board and regularly updates the Board and committees on our top risks. The Board is responsible for overseeing the following with respect to the company’s risks:

•	identifying principal risks when necessary, and at least annually;
•	establishing a risk tolerance level for those risks that are identified;
•	ensuring the implementation by management of appropriate and effective systems to manage risks;
•	considering reports on operational risk management;
•	reviewing management’s implementation of risk policies and procedures and assessing the appropriateness and comprehensiveness of those policies and procedures;
•	reviewing the quality and adequacy of the risk-related information provided to the Board by management;
•	overseeing the Board’s risk management governance model and reflecting the principal risks of the company’s business in the terms of reference for the Board and its committees; and
•	seeking assurance that our internal control systems and management information systems are in place and operating effectively.

Our MD&A for the year ended December 31, 2016 contains more information about the risks applicable to Enbridge, and is available on our website (www.enbridge.com) and on SEDAR (www.sedar.com).

Board committees’ role in risk management

To better identify, manage and mitigate risk, the corporate risk assessment report is reviewed annually by the four Board committees with enterprise-wide risk management responsibility: the Safety & Reliability Committee, the Audit, Finance & Risk Committee, the Corporate Social Responsibility Committee and the Human Resources & Compensation Committee (HRC Committee). As a result of such review, each committee makes recommendations to the Board in respect of company practices. In addition, the Board committees can authorize the implementation of systems that address risks within the scope of their responsibility and monitor them to ensure they remain effective.

The Safety & Reliability Committee is responsible for oversight of operational matters and reviews and makes recommendations to the Board regarding safety and reliability matters, including environment, health, safety, pipeline and facility integrity management, security, emergency response preparedness, other operational risks and safety culture. The Safety & Reliability Committee oversees the enterprise-wide safety culture, reviews risk management guidelines applicable to safety and reliability matters and other operational risks, and receives results of operational compliance audits including operational risk management. The committee reviews policies directed to prevent injury and to minimize adverse environment impacts and health or safety impacts, and receives reports on insurable risks related to safety and reliability matters.

The Audit, Finance & Risk Committee reviews annually the strategies, policies and practices applicable to the assessment, management, prevention and mitigation of risks relating to foreign currency and interest rates, counterparty credit exposure, cash management, credit and financing and the use of derivative instruments and insurance. The committee also reviews major financial risk exposures and steps management has taken to monitor and manage these exposures, as well as insurance.

The Corporate Social Responsibility Committee is responsible for overseeing risks relating to corporate social responsibility matters.

The HRC Committee is responsible for overseeing the identification of people- and compensation-related risk.

For further information on each Board committee’s role in risk management, please refer to Board committees, beginning on page 36.

Internal controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.

The Board has delegated responsibility for reviewing our quarterly and annual financial statements to the Audit, Finance & Risk Committee, which recommends them to the Board for approval. The committee is also responsible for overseeing our internal audit function and senior management reporting on internal controls.

Corporate communications

The Board reviews and approves all major corporate communications policies, including our corporate disclosure guidelines. It also reviews and approves all corporate disclosure documents, including our:

•	annual and quarterly reports to shareholders;
•	MD&A;
•	annual information form; and
•	management information circular.

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The Board works to ensure we communicate effectively with shareholders, the public and other stakeholders to avoid selective disclosure.

Succession planning

The Board is responsible for:

•	appointing the President & Chief Executive Officer and ratifying the appointment of other members of executive management;
•	monitoring senior management’s performance; and
•	annually reviewing the succession strategy for all senior management positions.

It delegates responsibility for reviewing our policies and procedures relating to employment, succession planning and compensation (including executive compensation) to the HRC Committee.

The HRC Committee is also responsible for:

•	making sure we have appropriate programs for dealing with succession planning and employee retention;
•	monitoring the performance of senior management;
•	overseeing human capital risk to make sure our management programs (including those for our officers) effectively address succession planning and employee retention;
•	overseeing the design of our compensation programs; and
•	reporting to the Board on organizational structure and succession planning matters.

Our expectations of our directors

Our directors are expected to act in the best interests of Enbridge. They have a duty of care to exercise in both decision-making and oversight.

Independence

First and foremost, we believe in the importance of an independent board. The Governance Committee is responsible for making sure the Board functions independently of management.

The majority of our directors must be independent, as defined by Canadian securities regulators in NI 52-110, NYSE rules and the rules and regulations of the U.S. Securities and Exchange Commission. The General Guidelines for the Board provide that the Board shall consist of a majority of independent directors and should include no more than two directors who are not independent.

We define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have. The Board uses a detailed annual questionnaire to assist in determining if a director is independent.

Eleven of our 13 nominated directors are independent. Mr. Monaco is not independent because he is our President & Chief Executive Officer and a member of management. Mr. Ebel is not independent because until the Merger, he was the Chairman, President and Chief Executive Officer of Spectra Energy and he is expected to remain a non-executive employee of Spectra Energy until April 15, 2017. Enbridge’s Amended By-law No. 1 became effective upon the Merger and specifies requirements relating to the non-executive chair of the Board. See Amended By-law No.1 beginning on page 28 of this circular and The role of the non-executive chair of the Board beginning on page 30 of this circular.

The Governance Committee has developed guidelines to ensure each director is aware of the expectations placed on him or her as a director. Key expectations include meeting attendance, financial literacy and ethical conduct.

Separate CEO and Board Chair

Mr. Monaco is the President & Chief Executive Officer of the company.

Mr. Ebel is the non-executive Chair of the Board. Mr. Ebel is not independent for the reasons referred to under Independence above.

Meeting in camera

Our General Guidelines for the Board, available on or website (www.enbridge.com), provide that after every meeting of the Board, an “in camera” meeting is held without officers or management present. The Chair of the Board provides the President & Chief Executive Officer with a summary of the matters discussed at these in camera meetings, including any issues that the Board expects management to pursue. In 2016, an in camera meeting was held following each Board meeting and each committee meeting.

In addition, following the closing of the Merger, to facilitate leadership and open and candid discussion among independent directors, the independent directors hold in camera meetings, either after each regular Board meeting or in between, should the need arise, without officers, management or non-independent directors present.

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Other directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. See Interlocking relationships beginning on page 21 for information about some of our directors who serve together on other boards.

Directors who serve on our Audit, Finance & Risk Committee cannot sit on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on our Audit, Finance & Risk Committee.

External consultants and other third parties

To make sure the Board functions independently of management, Board committees have the flexibility to meet with external consultants and Enbridge employees without management whenever they see fit. The terms of reference also allow individual directors, the Board and Board committees to hire independent advisors, as needed, at Enbridge’s cost.

Attendance

We expect directors to attend all Board and Board committee meetings of which they are a member as well as the annual meeting of shareholders. The Governance Committee reviews each director’s attendance record every year. If a director has a poor attendance record, the committee chair and Chair of the Board will discuss and recommend how to handle the matter. A director whose attendance record continues to be poor may be asked to leave the Board. In 2016, the overall attendance at Board and committee meetings was 100%, excluding any non-attendance by a director who had declared a potential conflict with the subject being considered by the Board at the meeting. Please see information on attendance in the Director profiles beginning on page 10 and under Director attendance in 2016 on page 20.

Financial literacy

The Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all of the members of the Audit, Finance & Risk Committee are financially literate according to the meaning of NI 52-110 and the rules of the NYSE. It has also determined that Ms. Williams and Messrs. Coutu, England and McShane each qualify as “audit committee financial experts” as defined by the US Securities Exchange Act of 1934. The Board bases this determination on each director’s education, skills and experience.

Orientation and continuing education

The Board recognizes that proper orientation and continuing education are important for directors to fulfill their duties effectively. It has delegated these responsibilities to the Governance Committee, which has developed a comprehensive program for new directors and for directors who join a committee for the first time.

Orientation

Every new director meets with the Chair of the Board, the President & Chief Executive Officer and executive and senior management to learn about our business and operations and participates in tours of our sites and facilities.

New directors are also given a copy of the Board manual, which contains:

•	Board guidelines;
•	personal information about each of the directors and senior officers;
•	a list of the members of the Board, the members of the Board committees and all meeting dates;
•	organizational charts (corporate and management);
•	our financial risk management policies and treasury authority limitations;
•	information about statutory liabilities;
•	information about the directors’ and officers’ liability programs;
•	our insider trading and reporting guidelines;
•	indemnification agreements;
•	information about our dividend reinvestment and share purchase plan;
•	our Statement on Business Conduct; and
•	public disclosure documents for Enbridge and certain subsidiaries.

Directors are notified whenever there are updates to these documents. The manual and any updates are also made available electronically.

Continuing education

Our continuing education program for directors focuses on providing information relating to our business, industry, competitive environment and key risks and opportunities. We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business.

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Directors can also request presentations on a particular topic. Throughout their tenure, directors have discussions with the Chair of the Board, receive quarterly presentations from senior management on strategic issues and participate in tours of our operations. Quarterly briefings include reviews of the competitive environment, our performance relative to our peers and any other developments that could materially affect our business. The table below lists the internal seminars and other presentations we offered in 2016 and director participation.

Date	Topic	Presented/hosted by	Who attended
June 28, 2016	Financial Markets	CI Investments	All members of the Board
June 28, 2016	Disruptive Trends	Tony Seba	All members of the Board

We also pay for continuing education opportunities through third parties and we encourage directors to pursue director education seminars and courses offered externally.

Ms. Williams (chair of the HRC Committee and member of the Audit, Finance & Risk Committee), Ms. Kempston Darkes (chair of the Corporate Social Responsibility Committee and member of the HRC Committee and the Safety & Reliability Committee) and Mr. Coutu (a member of the Audit, Finance & Risk Committee, the Governance Committee and the Human Resources & Compensation Committee) are members of the Institute of Corporate Directors (ICD). Ms. Kempston Darkes was recognized by the ICD in 2011 with a Fellowship Award, which the ICD considers to be the highest distinction for directors in Canada.

Board evaluation

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board committees and individual directors on an ongoing basis.

Assessing the Board and Chair of the Board

All of the directors complete a confidential questionnaire every year so they can evaluate the effectiveness of the Board and suggest ideas for improving performance. The questionnaire is designed to provide constructive input to improve overall Board performance and includes questions on:

•	Board composition;
•	effectiveness of the Board, Board meetings and Chair of the Board;
•	duties and responsibilities;
•	Board orientation and development; and
•	the evaluation process for senior management.

The evaluation process includes additional questions for directors to evaluate their peers. The directors are asked to consider criteria such as skills and experience, preparation, attendance and availability, communication and interaction with Board members and/or management and business, company and industry knowledge. Directors are encouraged to comment broadly, positively and negatively, on any issue concerning the Board, Board committees and director performance.

Directors submit their completed questionnaires to the chair of the Governance Committee, who presents the feedback to the Chair of the Board. The chair of the Governance Committee then presents the summary to the Board. The Board discusses the results and develops recommendations as appropriate.

From time to time, the Chair of the Board meets informally with each director, to discuss performance of the Board, Board committees and other issues.

Board committee assessments

Each director also completes a confidential questionnaire for each Board committee of which they are a member. The questionnaire is designed to facilitate candid conversation among the members of each Board committee about the Board committee’s overall performance, function, areas of accomplishment and areas for improvement. This session takes place in camera at the first Board committee meeting after the directors complete their questionnaires.

The questionnaire helps the Board ensure that each Board committee is functioning effectively and efficiently and fulfilling its duties and responsibilities as described in its terms of reference. It includes questions about:

•	the composition of the Board committee;
•	the effectiveness of the Board committee and Board committee meetings;
•	committee members, including the chair; and
•	the orientation and development processes for the Board committee.

Completed questionnaires are submitted to the chair of the Governance Committee, who summarizes them and provides a copy to each Board committee chair and the Chair of the Board.

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Director term limits

Under our General Guidelines for the Board, a director will retire at the next annual meeting of shareholders after he or she reaches the age of 73, or after 15 years of service on the Board, whichever comes first. Members of the Board as at January 1, 2011, who reach 15 years of service before age 73, may remain on the Board to age 73. A director may be asked to remain on the Board for an additional two years after age 73 if the Board unanimously approves the extension. If a director receives an extension, he or she is not eligible to serve as Chair of the Board or chair of any of the Board’s five standing Board Committees. Mr. Petty’s tenure was extended in February 2015 and Governor Blanchard’s tenure was extended in November 2015, in each case, for up to an additional two years. Both Governor Blanchard and Mr. Petty retired effective February 27, 2017 upon the closing of the Merger.

Identifying new candidates

The Governance Committee serves as the Board’s nominating committee and has accountability for the oversight of the Board and committee succession planning process and for making recommendations to the Board for the appointment of new Board and committee members.

The Chair of the Board, the President & Chief Executive Officer and the chair of the Governance Committee, with the support of the Corporate Secretary and external advisors, monitor the composition of the Board and committees on an ongoing basis and make recommendations to the Governance Committee in fulfilment of its mandate.

The Corporate Secretary maintains a Board composition plan which includes information pertaining to the current directors and a live inventory of potential Board candidates. The information pertaining to current directors includes business experience, occupation, residence, gender, age, years on the Board, retirement date, other board commitments, equity ownership, independence and other relevant information, as well as skills matrix for all of the directors’ skills, updated annually or more frequently, as required. The President & Chief Executive Officer and the Corporate Secretary meet regularly to consider and plan for upcoming Director retirements, taking into account relevant factors including directors’ skills, age, tenure and diversity. From time to time, executive search consultants are engaged to undertake external searches for potential director candidates, with the particulars of the executive search consultant’s mandate determined through dialogue between the Chair of the Board, the President & Chief Executive Officer and the chair of the Governance Committee. The Chair of the Board and the President & Chief Executive Officer have primary responsibility for the assessment of Director candidates for recommendation to the Governance Committee and the Board.

Enbridge’s Amended By-law No. 1 contains certain requirements for the appointment of new directors. A summary of these requirements is set forth under Amended By-law No. 1 beginning on page 28.

Diversity

We are committed to increasing the diversity of our Board over time by actively seeking qualified candidates who meet diversity criteria. Enbridge is one of over 40 founding members of the Canadian Board Diversity Council.

In February 2015, the Board formally adopted a written diversity policy to highlight our approach to diversity and the importance we place on differences in skills, experience, gender, age, ethnicity and geographic background. The diversity policy sets out key criteria for the composition of the Board, including an aspirational target in which each gender comprises at least one-third of the independent directors. Four of Enbridge’s 13 directors, or approximately 31% of the Board (and approximately 36% of the 11 independent directors), are women. All 13 directors are standing for election or re-election, as applicable.

The policy further sets out criteria for management to aspire to have at least one-third of senior management roles at Enbridge occupied by women. Five of the 29 executive officers at Enbridge and the entities that were its major subsidiaries at December 31, 2016 (excluding major subsidiaries that are holding companies) are currently held by women, for a total of approximately 17%. Nineteen of the 67 officers of Enbridge and these major subsidiaries are currently women, for a total of approximately 28%.

Board composition

In the process for identifying new candidates described under Identifying new candidates above, the Chair of the Board, President & Chief Executive Officer and Governance Committee will take into account professional experience, educational background, skills and knowledge, as well as diversity considerations such as gender, age and ethnicity.

Similarly, in identifying candidates for senior management roles, professional experience, educational background, skills and knowledge, as well as diversity considerations such as gender, age and ethnicity, are taken into account.

The Governance Committee will review the diversity policy and its targeted objectives annually to assess its effectiveness and will report to the Board and recommend any revisions that may be necessary.

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Key governance documents

Various mandates, policies and practices support the corporate governance framework at Enbridge. The following documents, among others, are key components of Enbridge’s corporate governance and can be found on our website at www.enbridge.com:

•	Amended By-Law No. 1;
•	By-Law No. 2;
•	General Guidelines for the Board;
•	Terms of Reference for the Board of Directors;
•	Terms of Reference for each Board Committee;
•	Terms of Reference for the President & Chief Executive Officer;
•	Statement on Business Conduct;
•	Whistle Blower Policy; and
•	Incentive Compensation Clawback Policy.

Board committees

Our Board has five standing Board committees to help it carry out its duties and responsibilities:

•	Audit, Finance & Risk
•	Governance
•	Safety & Reliability
•	Corporate Social Responsibility
•	Human Resources & Compensation

The Board has delegated certain responsibilities to each Board committee, including overseeing risk management systems that are within the scope of the responsibilities of each Board committee. Each Board committee is made up entirely of independent directors. Mr. Monaco, our President & Chief Executive Officer, is not a member of any Board committee, nor is the Chair of the Board; however, both attend all committee meetings as observers. The Governance Committee annually reviews Board Committee memberships and recommends Committee membership changes and assignments to the Board.

Board committee meetings generally take place before each regularly scheduled Board meeting. Each Board committee also meets in camera, independent of management, following the regular Board committee meeting. They also meet with external consultants and/or Enbridge staff, without management present, whenever they see fit.

Each Board committee reports regularly to the Board and makes recommendations on certain matters as appropriate. The Governance Committee is responsible for recommending the role of each Board committee to the Board.

Audit, Finance & Risk Committee

Chair:	J. Herb England
Members:	Clarence P. Cazalot, Jr., Marcel R. Coutu, Charles W. Fischer, Michael McShane and Catherine L. Williams

Responsibilities

The Audit, Finance & Risk Committee assists the Board in overseeing:

•	the integrity of our financial statements and financial reporting process;
•	the integrity of our management information systems, disclosure controls, financial controls and internal audit function;
•	our external auditors and ensuring they maintain their independence; and
•	our compliance with financial and accounting regulatory requirements and our risk management program.

The Audit, Finance & Risk Committee is responsible for ensuring the committee, our external auditors, our internal auditors and management of Enbridge maintain open communications.

The Audit, Finance & Risk Committee is responsible for:

Financial reporting

•	reviewing our quarterly and annual financial statements and notes and MD&A and recommending them to the Board for approval;
•	reviewing earnings releases and recommending them to the Board for approval;
•	discussing with management and the external auditors any significant issues regarding our financial statements, accounting policies and internal controls;
•	reviewing any litigation, claim or contingency that could have a material effect on the financial position of the company and, if applicable, the disclosure in the financial statements;

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•	reviewing the post-audit or management letter containing the recommendations of the external auditors and management’s response, including an evaluation of the adequacy and effectiveness of the internal financial controls;
•	reviewing with management any anticipated changes in reporting standards and accounting policies;
•	reviewing annually the approach taken by management in the preparation of earnings press releases as well as financial information and earnings guidance provided to analysts and ratings agencies; and
•	reviewing and monitoring funding exposure under the company’s pension plans and reviewing and approving the financial statements applicable to each of Enbridge’s pension plans.

Internal controls

•	overseeing management’s system of disclosure controls and procedures;
•	overseeing the internal controls over financial reporting;
•	reviewing with management the company’s administrative, operational and accounting internal controls, including controls and security of the computerized information systems;
•	overseeing the internal audit function;
•	reviewing the annual report of the internal auditor;
•	approving the appointment of the Chief Audit Executive; and
•	adopting and reviewing annually the internal audit charter.

The internal auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, in camera, without any members of management present. The chair of the committee also meets with the internal auditors from time to time, to discuss significant issues.

External auditors

•	reviewing the qualifications and independence of our external auditors and recommending their appointment to the Board;
•	reviewing all audit and non-audit services to be provided by the external auditors, including proposed fees, and pre-approving them, consistent with our policy; and
•	setting the compensation of the external auditors, reviewing their performance, overseeing their activities and retaining them in their role as external auditors.

The external auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, in camera, without any members of management present. The chair of the committee also meets with the external auditors from time to time, to discuss significant issues.

Finance

•	reviewing the issuance of securities by Enbridge and authorizing or recommending such matters to the Board for approval;
•	overseeing the filing of prospectuses or related documents with securities regulatory authorities; and
•	overseeing credit facilities and inter-company financing transactions and recommending them to the Board for approval.

Risk management

•	overseeing the annual review of Enbridge’s principal risks, including financial risks, as they pertain to the committee’s mandate;
•	reviewing risks in conjunction with internal and external auditors;
•	monitoring our risk management programs and policies as they pertains to the committee’s mandate; and
•	reviewing our annual report on insurance coverages.

Together with the Board, the committee also reviews with senior management, internal counsel and others as necessary:

•	our method of reviewing risk and our strategies and practices related to assessing, managing, preventing and mitigating risk; and
•	loss prevention policies, risk management programs and disaster response and recovery programs.

2016 overview

The Audit, Finance & Risk Committee carried out the following activities during 2016:

Audits and financial reporting

•	reviewed the interim and annual MD&A and financial statements and notes and recommended them to the Board for approval;
•	reviewed public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form, and recommended them to the Board for approval for public release;
•	reviewed and approved the pension plan annual financial statements; and
•	the chair of the Audit, Finance & Risk Committee reviewed and approved the prior year’s expenses of the President & Chief Executive Officer.

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Internal controls

•	reviewed the quarterly internal controls compliance reports;
•	reviewed the internal audit role and audit plan and received quarterly internal audit reports;
•	reviewed and reapproved the internal audit charter; and
•	received quarterly updates on the ethics and conduct hotline activity from the Chief Compliance Officer.

External auditors

•	reviewed the qualifications and independence of PwC;
•	recommended appointment of PwC by shareholders and reviewed and approved the 2016 engagement letter (including the terms of engagement and proposed fees);
•	pre-approved all non-audit services to be provided by PwC that are allowed under the committee’s policy;
•	reviewed the performance of PwC; and
•	reviewed PwC’s report on compliance with Sarbanes-Oxley.

Finance

•	reviewed quarterly treasury management reports;
•	reviewed unbudgeted capital commitments under Management’s authority and recommended spending authorities be refreshed to the Board for approval; and
•	reviewed the financing plans including additional financing transactions not included in the 2016 annual financing plan, credit facilities and inter-company financing transactions, and recommended them to the Board for approval.

Risk management

•	reviewed the quarterly financial risk management reports;
•	reviewed and approved the corporate risk assessment report as it pertains to the committee’s mandate;
•	approved credit exceptions under the risk policy;
•	reviewed the annual report on insurance coverages and reviewed and approved the insurance renewal strategy; and
•	reviewed the quarterly information technology security reports.

Awards and recognition

For the sixth year in a row, the Chartered Professional Accountants (CPA) of Canada awarded Enbridge the Award of Excellence in Corporate Reporting in the “Utilities and Pipelines” industry sector. CPA also awarded Enbridge honourable mention for corporate governance disclosure for 2015.

Governance

In November 2016, the Audit, Finance & Risk Committee reviewed its terms of reference and approved amendments adding duties and responsibilities related to financial reporting processes and internal controls. The committee reviewed the qualifications of its members, and recommended to the Board members who it believes can be properly considered audit committee financial experts. The committee also reviewed its performance in 2016 and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Audit, Finance & Risk Committee met four times in 2016. It held in camera meetings without management present at each of its regularly scheduled meetings with the Chief Audit Executive of Internal Audit as well as with the external auditors and then it met on its own in camera. From time to time the committee also met in camera with the Chief Financial Officer. Before each meeting, the chair of the committee met with the Chief Financial Officer to discuss the agenda items for the meeting and any significant issues. The chair also met with the senior partner of the external auditors assigned to Enbridge’s audit before each meeting. In 2016, the committee also reviewed the company’s revised disclosure guidelines relating to disclosure of material information and recommended them to the Board for approval.

You can find more information about the committee as required under NI 52-110 under Audit, Finance & Risk Committee, including the Terms of Reference of the committee, the composition and independence of the committee, relevant education and experience of each member of the committee, in our annual information form for the year ended December 31, 2016. Copies are available on our website (www.enbridge.com) and on SEDAR (www.sedar.com). You can also request a copy from the Corporate Secretary.

Corporate Social Responsibility Committee

Chair:	V. Maureen Kempston Darkes
Members:	Pamela L. Carter, Charles W. Fischer, Michael E.J. Phelps and Dan C. Tutcher

Responsibilities

The Corporate Social Responsibility Committee is responsible for assessing our guidelines, policies, strategies and commitments related to corporate social responsibility (CSR), and for providing oversight on our performance on an enterprise-wide basis in respect to CSR matters. The Corporate Social Responsibility Committee also reviews our public reporting in this area, which uses the terms “CSR” and “Corporate Sustainability” interchangeably.

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The Corporate Social Responsibility Committee is responsible for reviewing and recommending to the Board policies, practices and priorities to guide Enbridge’s performance on CSR matters which include:

•	environmental stewardship and responsibility;
•	consultation and engagement with stakeholders and indigenous peoples;
•	community engagement on pipeline safety and public awareness programs;
•	internal and external communications;
•	government relations;
•	human rights; and
•	community investment.

The Corporate Social Responsibility Committee is also responsible for providing oversight on performance measures and outcomes on key social and environmental issues, as well as our methods of communicating CSR and related policies. It monitors our reporting and disclosure on CSR matters and receives regular reports from management on how the company is complying with related public and corporate requirements. It monitors developments on issues that are material to the company’s credibility and reputation and provides oversight on how we are responding to new and emerging challenges. The CSR Committee assesses the company’s progress on integrating social and environmental considerations into our business decision-making and may, depending on the nature of the matter, consider results from reviews on significant issues or incidents that fall within its mandate.

The Corporate Social Responsibility Committee has approved the use of the Global Reporting Initiative (GRI) guidelines for reporting our sustainability performance and ensuring our approach to our sustainability issues and commitments is rigorous, transparent and inclusive. Enbridge’s Chief Sustainability Officer (CSO) has a reporting relationship with this committee. Part of the CSO’s role is to enhance the Board’s knowledge on the evolution of CSR and sustainability issues, such as climate change, that are material to the company’s business strategy.

2016 overview

The Corporate Social Responsibility Committee carried out the following activities as part of its 2016 work plan.

Assessing CSR guidelines, policies and procedures

•	received updates on CSR issues, impacts, risks and trends;
•	reviewed CSR commitments, objectives and strategies;
•	evaluated management systems for performance and accountability on CSR issues;
•	received management’s reports on regulatory issues and compliance as well as government relations activities;
•	reviewed an update to Enbridge’s Climate Policy;
•	reviewed an update to Enbridge’s Indigenous Peoples Policy;
•	discussed and approved the corporate risk assessment report as it pertains to the committee’s mandate; and
•	reviewed and approved the committee’s terms of reference.

Reviewing our work with government, indigenous peoples, stakeholders and regulators

•	reviewed management’s consultation and engagement with indigenous peoples communities and organizations;;
•	received management’s updates on activities involving government relations;
•	reviewed and discussed new strategies and procedures being introduced by management to ensure that corporate and regulatory requirements for indigenous consultation and stakeholder engagement are met across all projects and operations, and that feedback from stakeholders is understood and responded to on a consistent basis;
•	received updates related to consultation and engagement with local and indigenous communities on specific projects and operations and management analyses of our progress on meeting social, economic and environmental conditions issued by the regulator;
•	received management updates on activities designed to provide local opportunities for inclusion in the social, environmental and economic benefits arising from our activities in the communities in which we operate;
•	received reports on community investments, including donations to charitable organizations and operating communities; and
•	reviewed company initiatives on community involvement and public awareness programs on pipeline safety.

Monitoring and reporting CSR performance

•	reviewed disclosure on enterprise-wide performance on key social, environmental and governance topics in the 2015 annual CSR & Sustainability Report issued in March 2016, and the development of new data and content for the 2016 annual CSR & Sustainability Report to be issued in 2017;
•	reviewed results from 2016 disclosures to the Dow Jones Sustainability Index, the Global 100 Index of Sustainable Corporations, and to the CDP on carbon and water; and

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•	monitored developments related to climate change and how the company is responding to new regulatory and market dynamics on climate and energy issues, including the implications of new provincial, state and management policies in the US and Canada on greenhouse gas (GHG) emissions reduction and the management of climate risk as well as results from the 2015 UN Summit on Climate Change.

Awards and recognition

The Corporate Social Responsibility Committee supports our continuing commitment to CSR initiatives, which has resulted in Enbridge receiving significant positive external recognition in recent years, including the following awards in 2016:

Corporate Sustainability

•	Global 100 List of the Most Sustainable Companies in the World: This award, from Corporate Knights, recognizes Enbridge as being one of the most sustainable companies in the world. Enbridge, which came in 46th place, was one of nine Canadian companies to receive the award.
•	Best 50 Corporate Citizens in Canada: This award, from Corporate Knights, recognizes Enbridge as being one of the best 50 corporate citizens in Canada. Enbridge came in sixth place.
•	Dow Jones Sustainability World and North America Indices: The Dow Jones Sustainability Index included Enbridge in both its North America Index—which is based on the top 20 percent of corporate sustainability performers—and its World Index—which is based on the top 10 percent, from an original grouping of nearly 3,400 companies.

Governance

•	Corporate Governance Rankings: The Globe and Mail Report on Business ranked Enbridge in 28th place out of 234 companies on its annual Corporate Governance Rankings.

Employment

•	10 Best Companies to Work For: The Financial Post included Enbridge on its list of the 10 Best Companies to Work For, which recognizes Canadian companies that offer career advancement opportunities and leading-edge benefits.
•	Canada’s Top 100 Employers: This award, from Mediacorp, recognizes employers that lead their industries in offering exceptional workplaces for their employees.

Financial and Sustainability Reporting

•	Corporate Reporting Award, Chartered Professional Accountants of Canada: Enbridge received a 2016 Award of Excellence for Corporate Reporting in the “Utilities and Pipelines” industry sector.

Renewable Energy

•	Canadian Wind Energy Association (CanWEA) Project-of-the-Year Award: This award recognized the Blackspring Ridge windfarm, which is jointly owned by Enbridge and EDF EN Canada Inc., for creating lasting partnerships in the community.

Governance

In November 2016, the Corporate Social Responsibility Committee reviewed its terms of reference and determined its mandate was appropriate and that it had fulfilled all of its responsibilities under its terms of reference.

The Corporate Social Responsibility Committee met four times in 2016 and held in camera meetings without management present at the end of each meeting. Before each meeting, the chair of the committee met with executive management to discuss the agenda items for the meeting and any significant issues.

Governance Committee

Chair:	Dan C. Tutcher
Members:	Pamela L. Carter, Marcel R. Coutu, Michael E.J. Phelps and Rebecca B. Roberts

Responsibilities

The Governance Committee focuses on ensuring we have a comprehensive system of stewardship and accountability for directors, management and employees that is in the best interests of Enbridge.

The Governance Committee is responsible for developing our approach to governance, including the division of duties between the Chair of the Board, directors, the President & Chief Executive Officer and management.

It is responsible for:

•	recommending matters about overall governance to the Board;
•	reviewing the terms of reference for the Board and the Board Committees;
•	setting corporate governance guidelines for the Board; and
•	reviewing management’s compliance reports on corporate governance policies.

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The Governance Committee works closely with the Corporate Secretary and other members of management to keep abreast of governance trends and implement board governance best practices.

Board composition, education and evaluation

The Governance Committee is responsible for:

•	developing a Board composition plan and recommending the nomination of directors to the Board and Board Committees;
•	establishing formal orientation and education programs for directors;
•	reviewing and reporting to the Board on risk management matters relating to corporate liability protection programs for directors and officers;
•	assessing the performance of the Board, Board Committees, the Chair of the Board and individual directors;
•	monitoring the quality of the relationship among Board members and Board Committees and with management and recommending any changes; and
•	ensuring the Board functions independently of management.

One of the Governance Committee’s objectives is to nominate a balanced mix of members to the Board who have the necessary experience and expertise to make a meaningful contribution in carrying out duties on behalf of the Board. It sets guidelines for recruiting new talent with criteria for relevant expertise, senior management experience or other qualifications. See Identifying new candidates and Diversity beginning on page 35 for more information.

The Governance Committee manages the annual performance review of the Board. See Board evaluation beginning on page 34 for more information.

Compensation

The Governance Committee is responsible for reviewing and setting directors’ compensation. There was no increase in directors’ compensation in 2016. See Director compensation discussion and analysis beginning on page 46 for more information.

2016 overview

The Governance Committee carried out the following activities as part of its 2016 work plan:

•	reviewed proxy voting recommendations and annual meeting voting results for the 2016 annual meeting;
•	approved our statement on corporate governance practices for this circular;
•	received reports on employee and director compliance with the statement on business conduct;
•	reviewed the qualifications and independence of all members of the Board;
•	reviewed management’s reports on our director and officer liability protection program and management information systems;
•	reviewed the Board composition plan and skills matrix for the current Board and analyzed the implications our strategic plan has on Board composition;
•	actively participated in a process to identify candidates for Board succession purposes;
•	reviewed minor amendments to the directors’ compensation plan;
•	reviewed minor revisions to the General Guidelines for the Board;
•	reviewed amendments to the Insider Trading & Reporting Guidelines and Disclosure Guidelines;
•	reviewed the composition of the Board committees; and
•	conducted the Board evaluation process for 2016 and reviewed and reported to the Board on the results of the various assessments.

Awards and recognition

In 2016, Enbridge’s in-house legal team was honored with a Global Counsel Award in the “general commercial team” category.

In 2016, CPA of Canada awarded Enbridge honourable mention for corporate governance disclosure for 2015.

Governance

In November 2016, the Governance Committee reviewed its mandate, as set out in the terms of reference, and assessed its performance. The committee determined its mandate was appropriate and that it met all of its responsibilities in 2016.

The Governance Committee met four times in 2016 and held in camera meetings without management present at each meeting. Before each meeting, the chair of the committee reviews agenda items for the meeting and discusses any significant issues with management.

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Human Resources & Compensation Committee

Chair:	Catherine L. Williams
Members:	Clarence P. Cazalot, Jr., Marcel R. Coutu, V. Maureen Kempston Darkes, Michael E.J. Phelps and Rebecca B. Roberts

The HRC Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executives (as defined on page 52 of this circular), senior management and our broader employee base. This includes compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention.

Compensation governance and risk assessment

The HRC Committee oversees the identification of people-related risk and the associated response planning as part of the Corporate Risk Assessment process and recommends acceptance of the results to the Board. In addition, the HRC Committee is responsible for overseeing the company’s compensation programs from a risk perspective. They accomplish this through the use of a comprehensive risk framework designed to ensure that our programs do not encourage individuals to take inappropriate or excessive risks, that risk mitigating plan features are embedded in the design and that all compensation programs are managed within strong governance and controls processes that are regularly evaluated and reviewed.

Succession planning and executive development

The HRC Committee reviews the succession plan for the position of Chief Executive Officer and other key senior officers, and long-range planning for executive development, succession and retention of critical talent to ensure leadership sustainability and continuity throughout the organization.

Every year the HRC Committee conducts a thorough review of the current succession plan and the status of development and retention plans for individual candidates who have been identified for all senior executive positions, including the position of Chief Executive Officer.

The HRC Committee met with the President & Chief Executive Officer to discuss his views on potential succession scenarios that included both planned transitions as well as emergency situations related to illness, disability or other unplanned absences. The HRC Committee also met in-camera, without Mr. Monaco, to discuss potential successors and succession scenarios.

With the recent close of the Merger with Spectra Energy, a review of the succession management process will be undertaken to ensure it will result in the most robust succession outcomes possible. The post-close changes within the Executive Leadership Team and the restructuring of the executive teams that report to them will require that existing executive succession plans be updated. This work will be undertaken over the course of 2017. The HRC Committee will review updated succession plans and the associated candidate assessment and development plans as soon as they are available.

The HRC Committee continued to monitor the progression of a comprehensive multi-year, enterprise-wide, leadership development program that was introduced in 2014 and continued to encourage and support an increased number of opportunities for interaction of high potential candidates with Board members.

The HRC Committee believes executive development and succession is an area of high importance and will continue to receive updates of development plan progress throughout the year.

2016 overview

The HRC Committee:

•	reviewed the company’s leadership development and talent management strategy and received regular updates on progress to ensure robust development of candidate pools at various levels in the organization for leadership capability and continuity;
•	reviewed both company and business unit performance, based on the approved short-term incentive performance metrics and corporate financial performance compared to our peers and the TSX60 and TSX Composite Index over several time periods, and used these assessments to determine 2016 short-term, medium-term and long-term incentive awards for our executives and employees;
•	evaluated the President & Chief Executive Officer’s performance and recommended all aspects of his compensation for 2016 to the Board, including his base salary and short-term, medium-term and long-term incentive awards;
•	reviewed and recommended approval to the Board of the overall number of incentive stock options to be granted;
•	reviewed Mr. Monaco’s performance assessments and compensation recommendations for the other executive officers, including recommendations for their base salaries and short-term, medium-term and long-term incentive awards for 2016;
•	reviewed competitive market analysis data provided by independent compensation advisors to inform both the President & Chief Executive Officer and other executive officer compensation recommendations;

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•	approved the annual general salary increase recommendations;
•	reviewed and approved terms of offers to be extended to certain Spectra Energy executives, and delegated authority to the President & Chief Executive Officer to negotiate within approved limits;
•	reviewed the impacts of internal restructuring on organizational design and workforce composition;
•	reviewed and approved the annual Benefit and Regulatory Compliance Report as part of the pension governance process, including the funding status;
•	reviewed and approved changes to the supplemental pension plan funding policy;
•	reviewed and approved the corporate risk assessment report as it pertains to the committee’s mandate;
•	recommended officer appointments to the Board for ratification; and
•	considered compensation risk in the approval of all compensation programs, measures and targets and reviewed and approved the results of the annual compensation risk assessment, designed to support compensation risk oversight.

The HRC Committee also reviewed the strategies and programs designed to attract, develop and retain employees, recognizing our plans for growth and increasing levels of retirement eligibility.

Awards and recognition

Enbridge was recognized in 2016 as one of Canada’s Top 100 Employers (MediaCorp Canada), one of Alberta’s Top Employers (MediaCorp Canada) and as one of the Financial Post’s 10 Best Companies to Work For. Enbridge was also named one of Canada’s Best Diversity Employers (MediaCorp).

Governance

In November 2016, the HRC Committee reviewed its mandate, as set out in the terms of reference, and assessed its performance. The members of the committee are satisfied that the mandate is appropriate and that it met all of its responsibilities in 2016.

The HRC Committee met eight times in 2016 and held an in-camera meeting without any members of management present at each meeting.

Safety & Reliability Committee

Chair:	Charles W. Fischer
Members:	Pamela L. Carter, V. Maureen Kempston Darkes, Michael McShane, Rebecca B. Roberts and Dan C. Tutcher

Responsibilities

The Safety & Reliability Committee is responsible for the oversight of operational matters and reviews and makes recommendations to the Board regarding safety and reliability matters, including:

•	environment;
•	health & safety;
•	pipeline and facility integrity management;
•	security (physical, data and cyber);
•	emergency response preparedness; and
•	other operational risks.

The committee is responsible for the oversight of operational matters to ensure that the company meets the safety and reliability objectives established by the Board. The committee’s responsibilities include:

•	overseeing the enterprise-wide safety culture and receiving reports from management and third parties regarding safety culture development;
•	overseeing the annual review of Enbridge’s principal risks as they pertain to the committee’s mandate;
•	receiving reports on the risk management guidelines applicable to safety and reliability matters and other operational risks;
•	reviewing the policies followed by management in the conduct of operations directed at preventing injury and adverse environment impacts;
•	reviewing the policies followed by management relating to the documentation and reporting of safety and reliability approvals, compliance and incidents;
•	receiving status and assessment reports from management regarding compliance with safety and reliability matters, including corporate risk assessments, and providing recommendations;
•	reviewing and providing oversight of management’s response to significant safety incidents;
•	reviewing and making recommendations regarding management’s methods of communicating policies relating to safety and reliability;

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•	considering the results of operational compliance audits including safety and reliability assurance verifications;
•	considering potential impacts of proposed legislation and other emerging issues relating to safety and reliability;
•	at least annually, receiving from management a report on the insurable risks related to the areas within its mandate; and
•	determining, if necessary, further Directors’ and officers’ duties and responsibilities relating to safety and reliability.

In addition, the committee may retain independent advisors, request other reports, meet with management or employees and furnish recommendations to the Board.

2016 overview

The Safety & Reliability Committee carried out the following activities during 2016:

•	received quarterly reports on the Corporation’s enterprise safety and operational reliability performance;
•	reviewed and approved the corporate risk assessment report as it pertains to the committee’s mandate;
•	provided oversight of, and received updates on, the company’s operational risk management progress, including receipt of an operational risk management verification report;
•	received the operational risk reports and annual safety & environment reports from the Gas Distribution & Power, Gas Pipelines & Processing, Liquids Pipelines and Major Projects business units;
•	received results of a safety culture perception survey and reports from management regarding safety culture development;
•	received reports and updates from management regarding incidents that occurred in 2016 during the committee’s quarterly meetings along with progress reports on related action plans and corrective action measures undertaken;
•	received updates on enterprise security, including cyber security, as well as in respect of regulatory and compliance matters;
•	received reports from the Chief Compliance Officer about all significant complaints received on matters within the committee’s mandate; and
•	received quarterly updates on the enterprise initiatives and management system improvements focused on improvement in the areas of safety and reliability, which led to record or near record performance in the areas of employee and contractor injury frequency and release volumes across the organization in 2016.

Governance

In November 2016, the committee reviewed its terms of reference and approved minor amendments. The members of the committee are satisfied that its mandate is appropriate and that it met all of its responsibilities in 2016.

The Safety & Reliability Committee met four times in 2016 and held an in camera meeting without any members of management present, at each meeting. Before each meeting, the chair of the committee met with executive management to discuss the agenda items for the meeting and any significant issues.

Shareholder outreach

Enbridge engages our shareholders on an ongoing basis and in a variety of ways, tailored to the specific needs of each shareholder group. Our main shareholder events are our investor days in Toronto and New York, which provide an opportunity for shareholders to obtain an update on the company outside of our quarterly earnings presentations. These events, along with our annual meeting of shareholders and quarterly earnings presentations, are webcast so that they are accessible to a broad audience of investors and are available on our website for a period of 12 months. Our executive team also meets with shareholders throughout the year by way of investor roadshows in a variety of cities. To further our investor outreach, we also participate in several investor conferences.

A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, as well as investor documents and filings, can be found on our website (www.enbridge.com). Enbridge is also committed to communicating with shareholders through our website, where current and potential investors are invited to contact the Investor Relations team online, by letter, phone or email.

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3. Compensation

This next section discusses director and executive compensation at Enbridge, including our decision-making process, pay for performance, share ownership requirements and 2016 pay decisions.

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DIRECTOR COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and approach

The Board is responsible for developing and implementing the directors’ compensation plan and has delegated the day-to-day responsibility for director compensation to the Governance Committee.

Our directors’ compensation plan is designed with four key objectives in mind:

•	to attract and retain the most qualified individuals to serve as directors;
•	to compensate our directors to reflect the risks, responsibilities and time commitment they assume when serving on our Board and Board committees;
•	to offer directors compensation that is competitive with other public companies that are comparable to Enbridge and to deliver such compensation in a tax effective manner; and
•	to align the interests of directors with those of our shareholders.

While our executive compensation program is designed around pay for performance, director compensation is based on annual retainers. This is to meet the compensation objectives and to help ensure our directors are unbiased when making decisions and carrying out their duties while serving on our Board.

The Governance Committee uses a peer group of companies to set the annual retainers for our Board and targets director compensation at about the 50th percentile. See Benchmarking to peers beginning on page 57 for more information about our peer group and how we benchmark executive compensation.

The Governance Committee reviews the directors’ compensation plan every year, with assistance from management. Every second year a formal review by an external consultant is undertaken. The next formal review by an external consultant is scheduled for 2017. Each year, as part of this review, the Governance Committee considers the time commitment and experience required of members of our Board and the director compensation paid by a group of comparable public companies when it sets the compensation. The Governance Committee also reviews the compensation plan to make sure the overall program is still appropriate and reports its findings to the Board.

Share ownership

We expect directors to own Enbridge shares so they have an ongoing stake in the company and are aligned with the interests of shareholders. The share ownership guideline is three times the annual Board retainer. The annual Board retainer is $235,000. Directors must now hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. DSUs are paid out when a director retires from the Board. They are redeemed for cash, based on the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds. Directors may not engage in equity monetization transactions or hedges involving securities of Enbridge (see Anti-hedging policy on page 94 of this circular).

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Enbridge common share. Its value fluctuates with variations in the market price of Enbridge shares.

DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares.

If a decrease in the market value of our common shares results in a director no longer meeting the share ownership requirements, we expect him or her to buy additional common shares in order to satisfy the minimum threshold.

Compensation components

Our Directors’ compensation plan has four components:

•	an annual retainer;
•	an annual fee if he or she serves as the Chair of the Board or chair of a Board committee;
•	a travel fee for attending Board and Board committee meetings; and
•	reimbursement for reasonable travel and other out-of-pocket expenses relating to his or her duties as a director.

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We do not have meeting attendance fees.

Our Directors’ compensation plan has been in effect since 2004 and was revised in 2010, 2013, with additional minor amendments in 2015 and 2016. The table below shows the fee schedule for directors in 2016. Directors are paid quarterly. If their principal residence is in the US, they receive the same face amounts in US dollars. Mr. Monaco does not receive any director compensation because he is our President & Chief Executive Officer and is compensated in that role.

Directors who also serve as a director or trustee of one of our subsidiaries or affiliates may also receive an annual retainer and meeting and travel fees for attending those meetings.

Directors can receive their retainer in a combination of cash, Enbridge shares and DSUs, but they must receive a minimum amount in DSUs, as shown in the table below. Travel fees are always paid in cash.

	Annual amount ($)	Cash	Enbridge shares	DSUs	Cash	Enbridge shares	DSUs
	Compensation component	before minimum share ownership			after minimum share ownership
Board Retainer	235,000
Additional retainers
Chair of the Board retainer	260,000
Board committee chair retainer		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
– Audit, Finance & Risk	25,000
– Human Resources & Compensation	20,000
– Safety & Reliability	15,000
– Corporate Social Responsibility	10,000
– Governance	10,000
Travel fee	1,500	100%	–	–	100%	–	–

Once the directors reach the minimum share ownership level, directors can choose to receive between one quarter and their entire retainer in DSUs, with the balance in cash, Enbridge shares or a combination of both, according to a percentage mix they choose. They must take at least 25% of the retainer in DSUs. Directors are allocated the Enbridge shares based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the date that is two weeks prior to the date of payment.

The table below shows the breakdown of each director’s annual retainer for the year ended December 31, 2016.

Director	Cash (%)	Enbridge shares (%)	DSUs (%)
David A. Arledge	75	–	25
James J. Blanchard	50	25	25
Marcel R. Coutu	–	–	100
J. Herb England	–	75	25
Charles W. Fischer	50	–	50
V. Maureen Kempston Darkes	–	–	100
Al Monaco[1]	–	–	–
George K. Petty	–	75	25
Rebecca B. Roberts	50	–	50
Dan C. Tutcher	–	–	100
Catherine L. Williams	25	50	25
1.	Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

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2016 director compensation results

Summary compensation table

The table below shows the total compensation paid to or accrued by our directors for the year ended December 31, 2016. All Enbridge shares and DSUs vested at the time of the grant.

		Share-based[3] awards					All other compensation			Total
	Fees earned[2] (cash) ($)	Enbridge shares[4]		DSUs[5]		Subsidiary fees[6]	Travel fees	Dividends on DSUs[7]
Director[1]		(#)	($)	(#)	($)	($)	($)	(#)	($)	($)
David A. Arledge [8,9]	371,250	–	–	2,965	123,750	–	9,000	45	1,854	505,854
James J. Blanchard [8,9]	122,500	1,407	58,705	1,408	58,750	–	7,500	21	880	248,335
Marcel R. Coutu	4,500	–	–	4,326	235,000	24,250	–	67	3,569	267,319
J. Herb England[8]	–	4,672	194,929	1,557	65,000	453,889	15,000	23	974	729,792
Charles W. Fischer	125,000	–	–	2,301	125,000	143,750	–	35	1,899	395,649
V. Maureen Kempston Darkes	–	–	–	4,414	240,000	–	9,000	67	3,592	252,592
Al Monaco[10]	–	–	–	–	–	–	–	–	–	–
George K. Petty [8,9]	6,000	4,222	176,154	1,408	58,750	–	7,500	21	880	249,284
Rebecca B. Roberts[8]	117,500	–	–	2,816	117,500	–	9,000	43	1,760	245,760
Dan C. Tutcher[8]	–	–	–	5,872	245,000	–	7,500	90	3,671	256,171
Catherine L. Williams	63,750	2,346	127,437	1,173	63,750	113,750	–	18	968	369,655

1.	Compensation paid to Ms. Carter and Messrs. Cazalot, Jr., Ebel, McShane and Phelps in 2016 is not included in this summary compensation table because they did not become directors of Enbridge until the closing of the Merger on February 27, 2017. As such, these individuals did not receive any compensation from Enbridge or any of its subsidiaries in 2016. Although these individuals received compensation from Spectra Energy in 2016, this information is not included in this summary compensation table because Spectra Energy was not a subsidiary of Enbridge in 2016.
2.	The cash portion of the retainers paid to the directors.
3.	The portion of the retainer received as DSUs and Enbridge shares.
4.	Directors may also receive additional Enbridge shares as part of our Dividend Reinvestment and Share Purchase Plan, which is available to all shareholders.
5.	We pay directors quarterly. The value of the Enbridge shares and DSUs is based on the weighted average of the closing price of Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. The weighted average Enbridge share prices were $50.39, $54.02, $57.91 and $55.52 for the first, second, third and fourth quarters of 2016.
6.	Includes the annual retainers paid to each of Ms. Williams and Messrs. Coutu, England and Fischer as a director or trustee of an Enbridge subsidiary or affiliate, and travel fees for attending those meetings.
7.	Includes dividend equivalents granted in 2016 on DSUs granted in 2016 based on the 2016 quarterly dividend rate of $0.53. Dividend equivalents vest at the time of grant.
8.	These directors are paid the same face amounts in US$ because their principal residence is in the US.
9.	Messrs. Arledge, Blanchard and Petty retired from the Board effective February 27, 2017.
10.	Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

Incentive plans awards

We have not granted stock options (stock options or options) to directors since 2002. None of our non-employee directors hold any share-based awards that have not vested. Mr. Ebel held certain Spectra Energy equity awards at the closing of the Merger that were generally treated in the same manner as those held by other employees of Spectra Energy. For information, see Interest of informed persons in material transactions on page 27.

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Share-based compensation

The table below shows the breakdown in share-based compensation each director received each quarter in 2016.

Director	Enbridge Shares[1]	DSUs[1]	Q1 Dividends on 2016 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Q2 Dividends on 2016 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Q3 Dividends on 2016 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Q4 Dividends on 2016 DSUs[1]
	$ (# shares)	$ (# units)	$ (# units)	$ (# shares)	$ (# units)	$ (# units)	$ (# shares)	$ (# units)	$ (# units)	$ (# shares)	$ (# units)	$ (# units)
David A. Arledge[2]	–	$40,169 (797)	– –	–	$39,402 (729)	$423 (8)	–	$40,877 (706)	$813 (16)	–	$40,726 (733)	$1,196 (21)
James J. Blanchard[2]	$19,047 (378)	$19,070 (379)	–	$18,691 (346)	$18,706 (346)	$200 (4)	$19,400 (335)	$19,406 (335)	$386 (7)	$19,320 (348)	$19,335 (348)	$568 (10)
Marcel R. Coutu	–	$58,750 (1,166)	–	–	$58,750 (1,088)	$618 (12)	–	$58,750 (1,014)	$1,200 (24)	–	$58,750 (1,058)	$1,750 (31)
J. Herb England[2]	$63,290 (1,256)	$21,099 (418)	–	$62,069 (1,149)	$20,696 (383)	$222 (4)	$64,396 (1,112)	$21,471 (371)	$427 (8)	$64,126 (1,155)	$21,392 (385)	$628 (11)
Charles W. Fischer	–	$31,250 (620)	–	–	$31,250 (578)	$329 (6)	–	$31,250 (540)	$639 (13)	–	$31,250 (563)	$931 (16)
V. Maureen Kempston Darkes	– –	$58,750 (1,166)	–	–	$58,750 (1,087)	$618 (12)	–	$61,250 (1,058)	$1,201 (24)	–	$61,250 (1,103)	$1,774 (31)
Al Monaco[4]	–	–	–	–	–	–	–	–	–	–	–	–
George K. Petty[2]	$57,193 (1,135)	$19,070 (379)	–	$56,073 (1,038)	$18,706 (346)	$201 (4)	$58,200 (1,005)	$19,407 (335)	$386 (7)	$57,963 (1,044)	$19,335 (348)	$568 (10)
Rebecca B. Roberts	–	$38,141 (757)	–	–	$37,412 (693)	$401 (8)	–	$38,814 (670)	$772 (15)	–	$38,669 (696)	$1,135 (20)
Dan C. Tutcher[2]	–	$79,527 (1,578)	–	–	$78,008 (1,444)	$836 (16)	–	$80,930 (1,398)	$1,610 (32)	–	$80,629 (1,452)	$2,368 (42)
Catherine L. Williams	$31,846 (632)	$15,938 (316)	–	$31,872 (590)	$15,938 (295)	$167 (3)	$31,851 (550)	$15,938 (275)	$325 (6)	$31,868 (574)	$15,938 (287)	$474 (9)

1.	Directors are paid in Enbridge shares and DSUs quarterly. Their value is based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. DSUs dividends paid in 2016 on DSUs granted in 2016 are valued as of March 1, June 1, September 1 and December 1, 2016. The table below shows the grant dates, dividend dates and the weighted average Enbridge share price for each quarter in 2016. DSUs have been rounded to a whole number.

Quarter	DSU grant date	Dividend date	Weighted average Enbridge share price for dividend grant	Weighted average Enbridge share price for DSU grant
Q1	March 17, 2016	March 1, 2016	$43.78	$50.39
Q2	June 10, 2016	June 1, 2016	$51.60	$54.02
Q3	September 16, 2016	September 1, 2016	$50.61	$57.91
Q4	December 9, 2016	December 1, 2016	$55.84	$55.52

2.	These directors are paid in US$. The amounts they received have been converted to CA$ based on the Bank of Canada noon rate:

March 17, 2016: US$1 = CA$1.2984

June 10, 2016: US$1 = CA$1.2736

September 16, 2016: US$1 = CA$1.3213

December 9, 2016: US$1 = CA$1.3164

3.	Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

Enbridge Inc. 2017 Management Information Circular        49

Change in equity ownership

The table below shows the change in each director’s equity ownership from March 8, 2016 to March 13, 2017, the dates of the management information circular for the 2016 annual meeting of shareholders and of this circular, respectively, and his or her status in meeting the share ownership requirements.

Director[1]	Enbridge shares(#)	Enbridge stock options (#)		DSUs(#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[2]	Minimum share ownership required (3x Board retainer)[3,4] ($)	Current holdings as a multiple of the Board retainer
Pamela L. Carter
2017	39,729	–		–	39,729	2,200,192	705,000	9.36
2016[5]	N/A	N/A		N/A	N/A	N/A	N/A	N/A
Change[5]	39,729	–		–	39,729	2,200,192
Clarence P. Cazalot, Jr.
2017	12,929	–		–	12,929	716,008	705,000	3.05
2016[5]	N/A	N/A		N/A	N/A	N/A	N/A	N/A
Change[5]	12,929	–		–	12,929	716,008
Marcel R. Coutu
2017	29,400	–		6,113	35,513	1,966,710	705,000	8.37
2016	29,400	–		1,607	31,007	1,546,319	705,000	6.58
Change	–	–		4,506	4,506	420,391
Gregory L. Ebel
2017	461,458	412,000	[6]	–	461,458	25,555,544	705,000	108.75
2016[5]	N/A	N/A		N/A	N/A	N/A	N/A	N/A
Change[5]	461,458	–		–	461,458	25,555,544
J. Herb England
2017	11,983	–		58,725	70,708	3,915,809	705,000	16.66
2016	7,031	–		54,849	61,880	3,085,956	705,000	13.13
Change	4,952	–		3,876	8,828	829,853
Charles W. Fischer
2017	11,250	–		25,214	36,464	2,019,376	705,000	8.59
2016	11,250	–		21,941	33,191	1,655,235	705,000	7.04
Change	–	–		3,273	3,273	364,141
V. Maureen Kempston Darkes
2017	20,777	–		19,471	40,248	2,228,934	705,000	9.48
2016	20,346	–		14,346	34,692	1,730,090	705,000	7.36
Change	431	–		5,125	5,556	498,844
Michael McShane
2017	32,068	–		–	32,068	1,775,926	705,000	7.56
2016[5]	N/A	N/A		N/A	N/A	N/A	N/A	N/A
Change[5]	32,068	–		–	32,068	1,775,926
Al Monaco[3]
2017	411,113	3,149,300		–	411,113	22,767,438	N/A	N/A
2016	374,780	2,593,700		–	374,780	18,690,279	N/A	N/A
Change	36,333	555,600		–	36,333	4,077,159
Michael E.J. Phelps
2017	90,428	–		–	90,428	5,007,903	705,000	21.31
2016[5]	N/A	N/A		N/A	N/A	N/A	N/A	N/A
Change[5]	90,428	–		–	90,428	5,007,903
Rebecca B. Roberts
2017	2,700	–		5,413	8,113	449,298	705,000	1.91
2016	2,700	–		2,422	5,122	255,434	705,000	1.09
Change	–	–		2,991	2,991	193,864
Dan C. Tutcher
2017	635,167	–		81,458	716,625	39,686,693	705,000	168.88
2016	635,167	–		72,425	707,592	35,287,613	705,000	150.16
Change	–	–		9,033	9,033	4,399,079
Catherine L. Williams
2017	42,775	–		34,805	77,580	4,296,380	705,000	18.28
2016	39,029	–		32,261	71,290	3,555,232	705,000	15.13
Change	3,746	–		2,544	6,290	741,148
Total
2017	1,801,777	3,561,300		231,199	1,942,548	112,586,211
2016[5]	1,119,703	2,593,700		199,851	1,319,554	65,806,158
Change[5]	682,074	967,600		31,348	622,994	46,780,053

1.	Messrs. Arledge, Blanchard and Petty, are not shown in the above table because they retired from the Board effective February 27, 2017.
2.	Based on the total market value of Enbridge shares and/or DSUs owned by the director, based on the closing price of $49.87 on the TSX on March 8, 2016 and $55.38 on March 13, 2017. These amounts have been rounded to the nearest dollar. Excludes stock options.

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3.	Each Director listed in the above table met the share ownership guideline by or before the applicable deadline or the deadline has not yet occurred. Directors must meet the share ownership guideline within five years of becoming a director on our Board. Ms. Roberts must meet the requirement by March 15, 2020.
4.	Mr. Monaco does not receive any compensation as a director of Enbridge. He is only compensated for his role as President & Chief Executive Officer. He is required to hold at least five times his base salary in Enbridge shares as a member of management. Please see page 94 of this circular for information on his Enbridge share ownership as a multiple of his base salary.
5.	Ms. Carter and Messrs. Cazalot, Jr., Ebel, McShane and Phelps were each appointed to the Board effective February 27, 2017. Their shareholdings, if any, at March 8, 2016 are not included in the table. As a result, the “Change” row reflects their respective holdings at March 13, 2017 as a change from their respective holdings at March 8, 2016.
6.	Mr. Ebel’s stock options were Spectra Energy options that converted into options to purchase Enbridge common shares upon the closing of the Merger. See Interest of Informed Persons in material transactions beginning on page 27. No new Enbridge stock options were granted to Mr. Ebel in his capacity as a Director of Enbridge or Chair of the Enbridge Board.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Named executive officers

For 2016, the Enbridge named executives are the following individuals:

•	Al Monaco, President & Chief Executive Officer;
•	John K. Whelen, Executive Vice President & Chief Financial Officer;
•	D. Guy Jarvis, President, Liquids Pipelines & Major Projects;
•	C. Gregory Harper, President, Gas Pipelines & Processing; and
•	Byron C. Neiles, Executive Vice President, Corporate Services.

Executive summary

Strategic focus

In 2016, Enbridge continued to focus on the four key priorities in its strategic plan:

 1.     drive safety and operational reliability;

 2.     execute on its growing slate of commercially secured projects;

 3.     secure the longer-term future; and

 4.     maintain the foundation.

In 2016, Enbridge launched an initiative titled Building Our Energy Future (BOEF) to achieve Enbridge’s strategic plan priorities while improving and enhancing Enbridge’s competitiveness. BOEF involves a number of transformation initiatives, all important in shaping the future we want for our company.

On February 27, 2017 Enbridge and Spectra Energy completed the merger (the Merger). The completion of the Merger makes us the premier energy infrastructure company in North America and delivers on one of our top strategic priorities: extending and diversifying our growth to secure the longer-term future. Combining Enbridge and Spectra represents a transition in the mix of our assets and opportunities – from mostly liquids pipelines, to a more equal balance between natural gas and liquids along with our rapidly growing renewable power generation business. However, the value proposition we offer our shareholders remains the same.

Compensation philosophy

Performance is foundational to the executive compensation program and payouts are strongly aligned to the achievement of Enbridge’s strategic priorities. Compensation is typically targeted at median within the markets where Enbridge competes, with performance driving “at risk” incentive payouts up or down accordingly. The vast majority of executive compensation is considered “at risk” because its value is based on specific performance criteria and payout is not guaranteed.

Operational and financial performance metrics are used for the short-term incentive plan while key financial performance metrics are used for the medium- and long-term incentive plans. These programs are designed to motivate management to safely and efficiently operate the business with a focus on the longer term, while providing the superior returns that shareholders expect.

Performance highlights for 2016

Enbridge common shares closed at $56.50 on the TSX on December 31, 2016, resulting in a total shareholder return of 28 percent in 2016, or 7 percent above the S&P/TSX Composite Index. Over the past 10 years Enbridge’s total shareholder return has exceeded the S&P/TSX Composite Index by an average of 10 percent per year.

The energy industry has been affected by continued low prices and volatility during 2016. Notwithstanding the low price environment, Enbridge has continued to deliver strong earnings growth over the course of 2016. In 2016, the Company achieved an increase in available cash flow from operations (ACFFO) of 10 percent, or $0.36 per common share, and an increase in adjusted earnings per share (EPS) of 3.6 percent, or $0.08 per common share over 2015, while maintaining excellent safety and operational performance. See pages 61 and 68 for details on the calculation of ACFFO and EPS respectively.

Enbridge’s solid results reflect the strength of its base business and significant growth with $2 billion in growth capital projects brought into service during 2016. This translated into delivering consistent and dependable dividend increases, which is core to Enbridge’s shareholder value proposition and is a direct reflection of its low-risk business model that performs in all market conditions.

In January 2017, Enbridge announced a 10 percent increase in the quarterly dividend, marking the 22nd consecutive year of dividend increases. With the Merger now complete, Enbridge expects to further increase its quarterly common share dividend by an amount sufficient to bring the aggregate increase in the quarterly dividend to approximately 15 percent above the prevailing quarterly rate in 2016. Enbridge’s record of consistent dividend increases reflects the strength of the company’s businesses, its sound financial position, and the successful execution of its capital program.

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Key compensation decisions in 2016

In 2016, taking into account company performance during the year, the following key compensation decisions were made for the named executives:

Program Component	Chief Executive Officer	Other Named Executives	Rationale
Base pay adjustments[1]	10% increase	0% to 15.1% increases	• President & Chief Executive Officer: to better align positioning relative to competitive market • Other Named Executives: to maintain competitive positioning and/or to reflect in year promotion
Short-term incentive payments[2]	174% of base pay (target of 110%)	100% to 119% of base pay (targets of 65% to 75%)	• Reflects a company multiplier of 1.50, business unit multipliers ranging from 1.43 to 1.62 and individual multipliers ranging from 1.65 to 1.90
Medium-term incentive awards[3]	212% of base pay (target of 140%)	82% to 152% of base pay (targets of 70% to 110%)

•   President & Chief Executive Officer: to better align positioning relative to competitive market

•   Other Named Executives: Mr. Harper received an adjustment to his awards for the purposes of retention

Long-term incentive awards[4]	201% of base pay (target of 140%)	62% to 158% of base pay (targets of 30% to 87.5%)

•   Other Named Executives: Mr. Harper received an adjustment to his awards for the purposes of retention

•   Reflects increase in grant date fair values of the number of options awarded between the time of HRC Committee approval and grant execution

1.	See page 61 for details.
2.	See pages 65 for details.
3.	See page 68 for details.
4.	See page 73 for details.

Pay for performance

Over a five-year period ending December 31, 2016, growth in average annualized total compensation for named executives has increased at a lower rate than total shareholder return. An initial investment in Enbridge common shares at the beginning of the five-year period would have returned 12 percent (relative to a five-year return of 8 percent for a comparable investment in the S&P/TSX Composite index) on average per year, compared to an average increase of 7 percent per year to the average annualized total compensation for the named executives. See page 87 for further details.

Compensation philosophy

Approach to executive compensation

Enbridge’s approach to executive compensation is set by the HRC Committee and approved by the Board. These programs are designed to accomplish three objectives:

•	attract and retain a highly effective executive team;
•	align executives’ actions with Enbridge’s business strategy and the interests of Enbridge shareholders and other stakeholders; and
•	reward executives for short-, medium- and long-term performance.

Alignment with company strategy

Enbridge’s vision is to be the leading energy delivery company in North America.

Central to achieving that vision is a relentless focus on safety, operational reliability and protection of the environment to ensure that the needs of all stakeholders are met, and that Enbridge continues to be a good citizen within the communities where we live and operate.	Driving safety and operational reliability is Enbridge’s number one priority.

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The following are Enbridge’s top four priorities:

•	uncompromising drive for safety and operational reliability – failing to adhere to this priority means the outcomes set out in the remainder of the strategic plan are at risk;
•	execute on a large slate of commercially secured projects through a focus on project management and preserving financial strength and flexibility;
•	secure the longer-term future by strengthening core businesses and developing new platforms for growth and diversification; and
•	uphold the values of Integrity, Safety and Respect; shaping, promoting and protecting Enbridge’s reputation; and attracting, retaining and developing our people.

In 2016, Enbridge launched the BOEF initiative to better position the company to deliver on its strategic objectives. BOEF involves a number of transformation initiatives, all important in shaping the future we want for our company. These initiatives included reducing hierarchy and clarifying accountabilities to speed up decision making and tightening connections between our leaders and team members. It further included an emphasis on ensuring we have the skills and capabilities to expand our business opportunities to meet our customers’ expectations for energy that is reliable, affordable and environmentally responsible.

Through BOEF we are looking to make our company even stronger than it is today and better equipped to succeed in the future by becoming more efficient and effective in all that we do and creating an environment where our employees can thrive. Five long-term desired outcomes of BOEF were created to allow for the successful execution of our strategic plan. Enbridge strives to be:

•	an energized and proud team;
•	delivering the energy people need and want;
•	the first choice of our customers;
•	trusted by our stakeholders; and
•	a must-own investment.

Enbridge’s executive compensation programs are aligned with the achievement of our strategic priorities and are designed to link payouts to those outcomes. They motivate management to deliver exceptional value to Enbridge shareholders through strong corporate performance and investing capital in ways that minimize risk and maximize return, while always supporting the core business goal of delivering energy safely and reliably.

On February 27, 2017 Enbridge and Spectra Energy completed the Merger. The completion of the Merger makes us the premier energy infrastructure company in North America and delivers on one of our top strategic priorities: extending and diversifying our growth to secure the longer-term future. Combining Enbridge and Spectra Energy represents a transition in the nature of our business – from mostly liquids pipelines, to a more equal balance between natural gas and liquids along with our rapidly growing renewable power generation business. The work we completed as part of BOEF has positioned us well to develop and implement integration plans across our businesses and functions. There is a plan in 2017 to review the implications of the Merger on Enbridge’s executive compensation structure and programs.

Management is committed to delivering steady, visible and predictable results, and operating assets in an ethical and responsible manner.

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Guiding policies

✓ Enbridge does:	× Enbridge does not:
Use a pay-for-performance philosophy whereby the majority of compensation provided to executives is “at risk” and dependent on pre-defined performance variables that reflect operational and financial priorities defined in the strategic plan	Pay out incentive programs when unwarranted by performance
Have a compensation structure that reflects a blend of short-, medium- and long-term incentive awards, and that is linked to business plans for the respective time frame to directly tie results to rewards	Count performance stock units or unexercised stock options toward stock ownership requirements
Incorporate risk management principles into all decision-making processes and ensure compensation programs do not encourage inappropriate or excessive risk taking by executives	Grant stock options with exercise prices below 100% fair market value or re-price out of the money options
Regularly review its executive compensation programs through third-party consultants to ensure the programs continue to support shareholder interests and regulatory compliance, and are aligned with sound principles of risk management and governance	Include non-performance-based restricted stock units in the executive compensation pay mix
Use both proactive/preventative and incident-based safety and operational metrics that are directly linked to the short-term incentive of every employee to reinforce the critical importance of safety, system reliability, and environmental performance	Use employment agreements with single-trigger voluntary termination rights in favor of executives
Have meaningful stock ownership requirements that align the interests of executive officers with those of Enbridge shareholders	Permit hedging of Enbridge securities
Benchmark executive compensation programs against a group of similar companies in Canada and the US to ensure that executives are rewarded at a competitive level	Grant, renew or extend any loans to directors or senior executives
Have an incentive compensation clawback policy	Provide stock options to directors who are not full-time employees

Pay for performance

Performance is the cornerstone of Enbridge’s executive compensation programs. The Board reviews Enbridge’s business plans over the short-, medium- and long-term and the HRC Committee ensures the compensation programs are linked to these time frames. This focuses management on delivering value to Enbridge shareholders not only in the short term, but also continued performance in the long term.

Relevant corporate and business unit performance measures are established for the short-term incentive plan that focus on the critical safety, system reliability, environmental, customer, employee and financial aspects of the business. In 2016, the corporate performance measure was based on ACFFO relative to externally communicated guidance range and median industry performance, while safety and operational reliability were key measures across all business units.	Performance is foundational to Enbridge’s executive compensation programs; incentive compensation plans incorporate operational and financial performance conditions.

The performance measures for the medium- and long-term incentive plans focus on overall corporate performance aligned with Enbridge shareholder expectations for cash flow growth and total shareholder return.

When assessing performance, the HRC Committee considers both objective pre-defined performance metrics as well as qualitative factors not captured in the formal metrics. For example, a decision to complete a certain acquisition may have longer-term strategic benefits that may not be reflected in the short-term performance metrics. Also playing a role are a number of market-based and earnings and cash flow-based key performance indicators that compare Enbridge’s results to a peer group and to the broader market over a one- to 10-year time horizon. Therefore, the assessment of overall performance is based on a combination of the pre-defined performance metrics, the key performance indicators, as well as the qualitative aspects of management’s responsibilities.

At risk compensation

The chart below shows the target compensation mix for the President & Chief Executive Officer and the average for the other named executives. The short-, medium- and long-term incentives are considered to be “at risk” because their value is based on specific performance criteria and payout is not guaranteed.	The vast majority of compensation for Enbridge’s President & Chief Executive Officer and other named executives is considered “at risk”.

Enbridge Inc. 2017 Management Information Circular        55

In 2016, 84% of the target total direct compensation for the President & Chief Executive Officer, and an average of 74% for the remaining named executive officers, was at risk, directly aligning corporate, business unit and individual performance with the interests of Enbridge shareholders. For details on targets for the incentive programs, see pages 62 and 66.

Importance of operational performance

Operational performance is central to assessing the overall performance of an organization. At Enbridge, delivering on a commitment to drive safety and operational reliability means:

•	striving for and maintaining industry leadership in safety (public, personal and process);
•	ensuring the reliability and integrity of Enbridge pipelines and facilities; and
•	protecting the environment.

Our short-term incentive program is intended to reinforce Enbridge’s number one priority of driving safety and operational reliability and the associated design provides alignment in two ways:

•   all business units (including the corporate office) incorporate safety, system reliability/integrity, and environmental performance metrics into short-term incentive scorecards. See page 64 for examples of these metrics; and

•   all employees (including the named executives) are required to have safety objectives incorporated into their individual performance goals, with a minimum weighting of 10%.

Every Enbridge employee is required to have safety objectives incorporated into the individual performance goals tied to their short-term incentive.

Executives are expected to support the safety culture by conducting site visits at both field and office locations to discuss the importance of safety, make safety observations and solicit any safety concerns from employees and contractors. The Board firmly supports this activity and participates in site visits where directors have an opportunity to speak to employees directly to discuss safety processes and procedures and get their perspective on safety at Enbridge. There were 116 executive site visits conducted across the enterprise in 2016.

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Annual decision-making process

The HRC Committee reviews and approves the compensation plans and pay levels for all the named executives except the President & Chief Executive Officer. The HRC Committee reviews and recommends the compensation plans and pay level for the President & Chief Executive Officer to the Board.

The table below shows the process by which compensation decisions are made.

Planning and research			è	Performance assessment and recommendations			è	Decision-making and approvals

Independent compensation consultant	è	Management		Management	è	HRC Committee		HRC Committee	è	HRC Committee Chair and Chair of the Board	è	Board of Directors
• market analysis and benchmarking		• set compensation targets • set objectives: - corporate - business unit - individual • define key metrics and other strategic priorities		• performance assessments: - CEO self- assessment - assessment of each named executive

•  review corporate, business unit and individual performance

•  assess business environment and market performance

•  review historical compensation

•  consider use of discretion

•  discuss with independent compensation consultant

								• approve compensation decisions for the named executives (except the CEO) • approve compensation targets and objectives set by Management • recommend CEO compensation to the Board		• review corporate and CEO performance • solicit feedback from all Board members		• final approval of CEO compensation

Benchmarking to peers

Total direct compensation for the named executives is managed within a framework that involves input and consideration by the President & Chief Executive Officer and the HRC Committee, with Mercer (Canada) Limited (Mercer) providing independent advisory support. The competitiveness of this framework is based on peer group market data extracted from third-party compensation surveys and publicly disclosed executive compensation information for comparable benchmark roles at peer companies. The market data is considered from several perspectives including organization size and industry sector (pipeline, energy and utility criteria).

As the responsibilities of Enbridge’s named executives are primarily North American in scope, equally-weighted Canadian and US peer groups are determined and used for executive compensation benchmarking.

Peer group determination

Enbridge’s compensation benchmarking peer group is reviewed annually by the HRC Committee. The peer group for 2016 remains substantially similar to 2015, however the HRC Committee approved several additions to enhance the peer group to better reflect Enbridge’s evolving business model. For 2016, Agrium Inc. was an addition to the Canadian peer group, and six comparably sized exploration and production companies were added to the U.S. peer group (ConocoPhillips, Occidental Petroleum Corp., Anadarko Petroleum Corp., EOG Resources Inc., Devon Energy Corp. and Apache Corp.).

Enbridge’s peer group was developed based on an initial selection of companies of similar size (between 50% and 200% of enterprise value) and type of business, with additions or deletions to best reflect the organizations with which Enbridge competes for customers, capital (including risk profile) and executive talent.

The Canadian peer companies identified include a broader range of industries than the US peers, including large pipeline, energy, utility, natural resources and railway companies that are similar to Enbridge in size (based on enterprise value and revenues), and in risk profile. Together, they reflect the Canadian business environment in which Enbridge operates.

Since the US energy sector is much larger and has more depth than Canada’s, the US peer companies identified are from a narrower range of industries, more similar to Enbridge, and include mainly oil and gas pipelines, utilities, and exploration and production companies.

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2016 peer group

While enterprise value is used as a primary peer group selection criteria with respect to company size (as a proxy for business complexity), other size metrics are also important. The 2016 compensation benchmarking peer group, and how Enbridge compares in terms of size as of December 31, 2016 (unless otherwise noted), is as follows:

Canadian Peer Group

	Enterprise value (CA$ millions)	Revenue (CA$ millions)	Assets (CA$ millions)	Employees[1]	Market capitalization (CA$ millions)
How Enbridge compares	Above 75th percentile	Above 75th percentile	Above 75th percentile	Between 50th and 75th percentile	Above 75th percentile
Enbridge Inc.	103,887	34,589	85,832	7,733	53,280
TransCanada Corporation	101,148	12,696	88,051	7,165	52,292
Suncor Energy Inc.	87,635	26,807	88,702	13,190	73,221
Canadian National Railway Company	79,119	12,037	37,583	22,249	68,854
Canadian Natural Resources Ltd.	63,748	9,858	57,960	7,568	47,244
Imperial Oil Ltd.	44,825	25,704	41,654	5,700	39,591
Canadian Pacific Railway Ltd.	36,545	6,232	19,476	11,653	28,025
Agrium	24,934	18,105	22,748	15,200	18,624
Encana Corporation	21,706	4,018	19,158	2,726	15,081
Husky Energy Inc.	21,634	12,958	33,394	5,150	16,379
Cenovus Energy Inc.	19,557	12,134	25,826	2,775	16,916
1	Based on September 30, 2016 numbers where December 31, 2016 figures are not yet publicly available.

US Peer Group

	Enterprise value (CA$ millions)[1]	Revenue (CA$ millions)[1]	Assets (CA$ millions)[1]	Employees[2]	Market capitalization (CA$ millions)[1]
How Enbridge compares	Between 50th and 75th percentile	Above 75th percentile	Between 50th and 75th percentile	Between 25th and 50th percentile	Between 50th and 75th percentile
Duke Energy Corporation	140,087	30,537	178,258	29,188	72,954
The Southern Company	125,278	26,714	142,812	26,703	65,387
Conoco Phillips	115,343	32,078	120,537	13,300	83,297
Kinder Morgan, Inc.	114,964	17,379	107,826	11,121	62,013
Nextera Energy, Inc.	114,464	20,542	120,834	14,200	75,067
Dominion Resources, Inc.	112,412	15,754	93,451	14,700	64,479
Enterprise Products Partners, LP	108,432	30,912	70,081	6,800	76,345
Enbridge Inc.	103,887	34,589	85,832	7,733	53,280
Exelon Corporation	92,211	42,107	154,282	29,762	43,996
Occidental Petroleum Corp.	83,236	13,548	57,882	11,100	73,087
EOG Resources Inc.	82,797	9,367	34,313	2,760	74,828
Energy Transfer Partners, LP	77,911	29,307	94,245	9,466	25,474
The Williams Companies	75,312	10,069	64,350	5,604	31,359
Anadarko Petroleum Corp.	72,317	11,350	61,179	4,500	51,607
PG&E Corporation	66,247	23,720	95,214	24,000	41,360
Spectra Energy Corp	57,778	6,601	49,468	6,000	38,730
Sempra Energy	57,362	13,466	61,128	17,387	33,782
PPL Corporation	56,380	10,093	51,446	12,689	31,077
Consolidated Edison, Inc.	50,395	16,201	64,792	14,960	30,174
Devon Energy Corp.	49,047	14,123	34,793	5,000	32,071
Plains All American Pipeline, LP	46,948	27,558	32,507	5,100	29,013
Apache Corp.	45,706	7,206	30,236	3,860	32,299

1	See page 96 for exchange rate used.
2	Based on September 30, 2016 numbers where December 31, 2016 figures are not yet publicly available.

Enbridge Inc. 2017 Management Information Circular        58

Setting compensation targets

Enbridge generally targets overall total direct compensation at the median (including the Chief Executive Officer position), considering the skill, competency and experience of each senior executive. Some senior executive roles that have smaller scale or scope are benchmarked below median.

Assessing 2016 performance

Enbridge common shares closed at $56.50 on the TSX on December 31, 2016, resulting in a total shareholder return that outperformed the S&P/TSX Composite Index by 7 percent in 2016. Over the past 10 years, total shareholder return has exceeded the S&P/TSX Composite Index by an average of 10 percent per year. Since Enbridge’s inception as a publicly traded entity over 64 years ago, it has delivered an average annual total shareholder return of 15 percent, outperforming the TSX Composite Index by 6 percent over a similar time frame.

The energy industry has been affected by continued low prices and volatility over the last two years. At the beginning of 2016, benchmark prices for West Texas Intermediate crude fell below US$30 per barrel and have remained volatile as the market seeks to re-balance supply and demand. Prices began to recover throughout the year and climbed above US$50 per barrel periodically, averaging US$43 per barrel for 2016. Natural gas prices have also been relatively weak over 2016 as a result of warm weather and high storage inventories; however, although rig counts have trended lower, production levels have remained generally flat due to productivity gains, the high number of drilled and uncompleted wells and continued focus on liquids-rich and condensate plays.

The downturn in price impacted Enbridge’s liquids pipelines’ customers, who have responded by reducing their exploration and development spending for 2016 and into 2017; however, recently updated forecasts continue to reflect long-term supply growth from the Western Canadian Sedimentary Basin, although the projected pace of growth is slower than previous forecasts. In the current low-price environment, Enbridge is working closely with producers to find ways to optimize capacity and provide enhanced access to markets in order to alleviate locational pricing discounts.

Notwithstanding the low price environment, Enbridge has continued to deliver strong earnings growth over the course of the last two years, driven largely by stronger contributions from the Liquids Pipelines segment. In 2016, the Company achieved an increase in ACFFO of 10 percent or $0.36 per common share over 2015, and an increase in EPS of 3.6 percent, or $0.08 per common share. Year-over-year growth was largely driven by stronger contributions from the company’s Liquids Pipelines segment which benefitted from a number of new assets that were placed into service in 2015, the most prominent being the expansion of the company’s Mainline system in the third quarter of 2015, as well as the reversal and expansion of Line 9B and completion of the Southern Access Extension in the fourth quarter of 2015, which provided increased access to the eastern Canada and Patoka markets, respectively. Enbridge continued to realize throughput growth on the Canadian Mainline, Lakehead System and Regional Oil Sands System primarily due to strong oil sands production in western Canada enabled by recently completed pipeline expansion projects. However, the positive effect of increased production and higher capacity on liquids pipelines throughput was partially negated in the second quarter of 2016 by the impact of extreme wildfires in northeastern Alberta. Enbridge’s solid results reflect the strength of the company’s base business and significant growth with $2 billion in growth capital projects brought into service during 2016. This translated into delivering consistent and dependable dividend increases, which is core to Enbridge’s shareholder value proposition and is a direct reflection of its low-risk business model that performs in all market conditions.

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On February 27, 2017, Enbridge and Spectra Energy completed the Merger. The completion of the Merger positions Enbridge for the future, significantly enhancing its natural gas footprint and creating North America’s premier energy infrastructure company. With an asset base that includes a diverse set of best-in-class assets comprised of crude oil, liquids and natural gas pipelines, terminal and midstream operations, a regulated utility portfolio and renewable power generation, the combined company is positioned to provide integrated services and first and last mile connectivity to key supply basins and demand markets.

The combined company’s $26 billion of commercially secured growth projects plus a $48 billion probability risk-weighted development project portfolio is expected to deliver highly visible dividend growth of 10-12 percent per annum through 2024, while maintaining conservative dividend payout of 50 to 60 percent of ACFFO.

Enbridge continued to execute on its secured growth capital program of which $2 billion was brought into service during 2016, including the GTA project, which provided increased capacity and reliability for utility customers in the Greater Toronto Area, the Line 6B expansion, and the New Creek Wind Project, which went into service in December. In January 2017, the Athabasca Pipeline Twin project was placed into service, which consisted of the twinning of the southern section of the Athabasca Pipeline with a 36-inch diameter pipeline from Kirby Lake, Alberta to the Hardisty crude oil hub. In addition, Enbridge’s existing assets performed well over 2016, with the Mainline system running at full capacity and reaching new record volumes in December. The scalable and flexible nature of Enbridge’s liquids Mainline has enabled steady increases in throughput over the past six years.

Enbridge continued to develop its renewable power and natural gas businesses to support a key priority of extending and diversifying growth beyond 2019. During 2016, Enbridge acquired two operating natural gas plants (the Tupper Main and Tupper West gas plants) and associated pipelines in the Montney region of northeastern British Columbia. Further developing its renewables energy portfolio, Enbridge acquired a 50 percent interest in Eolien Maritime France SAS, a French offshore wind development company, which will allow it to co-develop three large-scale offshore wind farms off the coast of France that would produce a combined 1,428 megawatts (MW) of power. Enbridge also acquired a 100 percent interest in the 249-MW Chapman Ranch Wind Project, located in Texas, U.S.

Concurrent with the Merger, Enbridge announced plans to monetize $2 billion in assets to provide for additional financing flexibility over the next 12 months. In December, Enbridge Income Fund closed the sale of its South Prairie Region assets for $1.08 billion as part of this monetization program. Also during the fourth quarter, the company entered into agreements to sell approximately $0.6 billion of additional miscellaneous non-core asests and investments. Enbridge was also active in the capital markets in 2016, bolstering the balance sheet and positioning Enbridge for 2017. In 2016, Enbridge issued $2.3 billion in common shares in March, and a further $750 million in preferred shares and US$2.25 billion of term debt in the fourth quarter, which on a combined basis provides $1.35 billion in common equity equivalent funding. As part of its sponsored vehicle strategy, Enbridge Income Fund Holdings Inc. completed a public offering of common shares for $0.6 billion.

In January 2017, Enbridge announced a 10 percent increase in the quarterly dividend, marking the twenty-second consecutive year of dividend increases. With the Merger now complete, Enbridge expects to further increase its quarterly common share dividend by an amount sufficient to bring the aggregate increase in the quarterly dividend to approximately 15 percent above the prevailing quarterly rate in 2016. Enbridge’s record of consistent dividend increases reflects the strength of the company’s businesses, its sound financial position, and the successful execution of its capital program.

Safety and operational reliability remains Enbridge’s number one priority. In September 2016, Enbridge delivered its 2015 Safety Report to the Community, which highlights progress toward the goal of being an industry leader in the areas of safety and operational reliability performance in the ongoing maintenance and enhancement of pipelines and facilities. Continuing on that strong performance, in 2016 total recordable injury frequency (TRIF) – a key safety performance indicator – was at a near record low for both employees and contractors, with TRIFs 38 percent and 4 percent below the three-year average, respectively. Enbridge also continues to invest heavily in pipeline integrity, leak detection capability, environmental protection and emergency response to ensure its energy transportation and distribution systems operate safely, reliably and in an environmentally responsible manner. Enbridge realized the benefits of these investments with another record year in the areas of reduced damages and releases.

Once again, Enbridge received recognition for corporate and social responsibility and sustainability practices, including being named to both the Dow Jones Sustainability North America Index and the Dow Jones Sustainability World Index. Enbridge has been included in the North America Index nine times in the past ten years, and named to the World Index seven times, including the past five years running. In January 2017, Enbridge was once again included in the Global 100 Most Sustainable Corporations for 2017.

Short-term incentive – corporate performance metric

The calculation of short-term incentive awards is derived from three factors, one of which is corporate performance. The other two (business unit and individual performance) are described on pages 63 through 65.

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For 2016 short-term incentive purposes, Enbridge’s corporate performance was measured by ACFFO. ACFFO is an appropriate measure of financial performance for the enterprise going forward as a focus on ACFFO will enhance transparency of Enbridge’s cash flow growth, increase comparability of results relative to peers, and will help ensure full value recognition for Enbridge’s superior assets, growth and commercial arrangements.

Consistent with Enbridge’s financial reporting and public disclosure of results, ACFFO excludes the impact of unusual, non-recurring or non-operating factors. Approximately $26 million of net adjustments were made to arrive at ACFFO of $3,713 million, including adjustments for weather normalization, project development and transaction costs, realized inventory revaluation allowance, employee severance and restructuring costs, and other miscellaneous items. For incentive compensation purposes, ACFFO also excludes the impact of certain long-term financing activities on cash flow, bringing ACFFO per share to $4.19.

Executive compensation design and 2016 decisions

Enbridge’s executive compensation program is made up of seven components.

Base salary

On April 1, 2016, Mr. Jarvis and Mr. Whelen received base salary increases of 8.9% and 15.1% respectively, and Mr. Monaco received an increase of 10%; these increases were provided to better align the positioning of the named executives and Chief Executive Officer relative to the competitive market. Mr. Neiles received a base salary increase of 4.5% on May 1, 2016 to recognize his promotion to Executive Vice President. Mr. Harper did not receive an increase to base salary in 2016.

Base salary
Executive	January 1, 2016 base pay ($)	Change in 2016 (%)	December 31, 2016 base pay ($)
Al Monaco	$1,281,000	10.0%	1,409,000
John Whelen	$512,500	15.1%	590,000
D. Guy Jarvis	$550,900	8.9%	600,000
C. Greg Harper[1]	$592,705	(3.9)%	569,708
Byron Neiles	$430,500	4.5%	450,000

1.	Mr. Harper’s salary remained unchanged in 2016 at US$424,300. The 2016 decrease (in $CA) is a result of exchange rate differences from the beginning to end of the year. See page 96 for details on exchange rate used.

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Short-term incentive

It is critically important to ensure all Enbridge executives are incented to achieve not only financial results but also operational results in the areas of safety and environmental performance, as well as customer, employee and other stakeholder based measures. For this reason, the short-term incentive awards are paid based on performance against a combination of corporate, business unit and individual goals that are set at the beginning of the year. For executives who have primary responsibility for overall corporate performance, the corporate performance metrics are given more weight. Business unit performance metrics are given the most weight for executives with primary responsibility within an operating business unit.

Each executive’s target award and payout range reflect the level of responsibility associated with their role, as well as competitive practice, and is established as a percentage of base salary.

Short-term incentive targets (as a % of base salary)
Executive	January 1, 2016	December 31, 2016	Payout range	Performance measures/weightings (as a % of total)
				Corporate	Business unit	Individual
Al Monaco	110%	110%	0 – 220%	60%	20%	20%
John Whelen	75%	75%	0 – 150%	60%	20%	20%
D. Guy Jarvis	75%	75%	0 – 150%	25%	50%	25%
C. Greg Harper	65%	65%	0 – 130%	25%	50%	25%
Byron Neiles[1]	40%	65%	0 – 130%	48%	30%	22%

1.	Mr. Neiles’ incentive target increased from 40% to 65% upon his promotion to Executive Vice President on May 1, 2016. His 2016 short-term incentive award was calculated on a prorated basis with a target of 40% from January 1 – April 30, 2016, and a target of 65% from May 1 – December 31, 2016. His performance weightings have also been prorated for the same period of time; in his new role of Executive Vice President, his weightings are 60% corporate, 20% business unit, and 20% individual.

The awards are calculated using an actual performance multiplier that ranges anywhere between 0.0x and 2.0x, depending on whether the combination of goals has been met.

Use of discretion

The President & Chief Executive Officer can recommend an adjustment to the calculated short-term incentive award for his direct reports when he feels it is appropriate, to reflect extraordinary events and other factors not contemplated in the original measures or targets. The HRC Committee must consider and, if appropriate, approve the President & Chief Executive Officer’s recommendations.

The HRC Committee can adjust the calculated short-term incentive award for the President & Chief Executive Officer up or down at its discretion. It can also change or waive the eligibility criteria, performance measures and scorecards, and the target and maximum award levels when it believes it is reasonable to do so, considering matters such as key performance indicators and the business environment in which the performance was achieved. The Board must approve the HRC Committee’s recommendations.

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2016 performance results

Corporate performance

Corporate performance, measured using ACFFO in 2016, represents between 25-60% of the named executives’ short-term incentive award. See pages 59 and 60 for a summary of corporate performance and results.

The external guidance range established for ACFFO was a key input in determining corporate performance anchors for 2016 short-term incentive purposes. The other consideration for 2016 was Enbridge’s budgeted ACFFO growth relative to industry forecasts and typical industry performance. The resultant blended payout curve was established as follows:

•	Threshold anchor was set using the lower end of the publically disclosed 2016 guidance range;
•	Target anchor was set by reference to both the midpoint of the guidance range and median industry performance;
•	Maximum was established by reference to the upper end of the guidance range and top quartile industry performance.

Based on the 2016 ACFFO measure of $4.19 for incentive compensation purposes, the resulting corporate short-term incentive performance multiplier is 1.55x. To align with cost saving measures undertaken in 2016, Management recommended that the calculated result be reduced by 0.05x. As a result, the corporate short-term performance multiplier is 1.50x.

2016 Corporate STIP Metric	ACFFO Performance Anchors[1]	Multiplier
Below threshold	Less than $3.80	0.0x
Threshold	$3.80	0.5x
Target	$4.03	1.0x
Maximum	$4.32	2.0x
Actual	$4.19	1.50x	[2]

1.	ACFFO between the thresholds in this table results in a multiplier calculated on a linear basis.
2.	Final multiplier of 1.50x includes the 0.05x reduction noted above.

Before approving the 2016 corporate performance multiplier, the HRC Committee considered Enbridge’s performance compared to other companies in its performance peer group and companies in the TSX 60 and TSX Composite indices, as measured by dividend per share growth, total shareholder return and risk-adjusted total shareholder return over the past one-, three-, five- and 10-year periods. Enbridge’s 2016 performance on all of the key performance indicators remained approximately at, or greater than, median performance as compared to the performance peer group. After thoroughly reviewing corporate, business unit and individual performance, and evaluating Management’s recommendation to adjust the corporate performance multiplier for cost saving purposes, the HRC Committee was comfortable that the recommended short-term incentive awards appropriately reflected the results achieved and approved the awards as presented.

Business unit performance

Business unit performance is assessed relative to a scorecard of metrics and targets established by each business leader and their senior management teams at the start of the year. Scorecard targets are approved and results are reviewed by an evaluation committee, comprised of members of the Executive Leadership Team and other executives representing specific functional disciplines. The President & Chief Executive Officer reviews all business unit results, which are then recommended to the HRC Committee for approval.

The makeup of scorecards varies by business unit, but includes a range of metrics including:

• operational performance • personal, public & process safety • system integrity • environmental performance • financial performance • commercial measures • employee and customer-focused measures	Each business unit scorecard has a minimum of 25% tied to operational performance to highlight its importance at Enbridge.

Enbridge Inc. 2017 Management Information Circular        63

The following table provides examples of the types of metrics that are used in the scorecards of the various business units.

Performance Area		Metric
Operational (Safety, System Integrity & Environmental Performance)	Proactive/preventative	• number and quality of safety observations recorded by employees
• number of system inspections or process safety management audits
• meeting mainline and facility integrity and reliability targets
• Environment, Health & Safety Training course completion
	Incident-based	• number of releases or process safety incidents
• total recordable injury frequency—employees and contractors
• % of action items closed from incident investigations
Financial		• adjusted earnings, available/distributable cash flow
• cost containment
Commercial/Customer		• newly secured business and re-contracting of assets
• stakeholder relationship
• project integration
• customer experience
Workforce		• % of employees having completed Individual Development Plans
• % of employees having minimum of two career/development conversations per year

The relevant business unit metrics and associated performance multipliers used for each named executive in 2016 are summarized below. To align with cost saving measures undertaken in 2016, all business unit multipliers were reduced by 0.05x.

Executive	Relevant Metrics	Performance Multiplier (0.0x – 2.0x)
Al Monaco	Composite measure • non-financial operating measures for the combined enterprise	1.43x
John K. Whelen

Corporate Office

•   non-financial operating measures for the combined enterprise

•   financial (corporate cost containment)

•   corporate office safety performance

•   safety measures for the combined enterprise

•   employee development

1.60x
D. Guy Jarvis	Liquids Pipelines (87%) • financial, operating and commercial measures for the Liquids Pipelines business unit	1.42x
	Major Projects (13%) • safety, quality, execution and environmental measures for the Major Projects business unit	1.46x
C. Gregory Harper	Gas Pipelines & Processing – US (50%) • financial, operating and commercial measures for the Gas Pipelines & Processing – US business unit, including Midcoast Energy Partners	1.70x
	Gas Pipelines & Processing – Canada (50%) • financial, operating, commercial and safety measures for the Gas Pipelines & Processing – Canada business unit	1.53x
Byron C. Neiles	Major Projects (33%) • safety, quality, execution and environmental measures for the Major Projects business unit	1.46x

Corporate Office (67%)

•   non-financial operating measures for the combined enterprise

•   financial (corporate cost containment)

•   corporate office safety performance

•   safety measures for the combined enterprise

•   employee development

1.60x

Enbridge Inc. 2017 Management Information Circular        64

Individual performance

In consultation with Mr. Arledge, former Chair, Board of Directors, and Ms. Williams, Chair, HRC Committee, the President & Chief Executive Officer, Mr. Monaco, established his individual 2016 objectives at the start of the year, taking into consideration the company’s financial and strategic priorities. The President & Chief Executive Officer’s objectives were provided to all of the Board members.

The President & Chief Executive Officer established individual objectives with the other members of the Executive Leadership Team for 2016 at the start of the year, basing them on strategic and operational priorities related to each executive’s portfolio and other factors.

The discussion of each named executive’s individual and business unit performances starts on page 80.

2016 short-term incentive calculations

The table below details each named executive’s overall performance multiplier for 2016:

Short-term incentive performance multipliers

	A – Corporate performance					B – Business unit performance					C – Individual performance					A+B+C1
Executive	Wt.	x	Mult.	=	Total A	Wt.	x	Mult.	=	Total B	Wt.	x	Mult.	=	Total C	Overall Total
Al Monaco	60%		1.50		0.90	20%		1.43		0.29	20%		1.90		0.38	1.57
John K. Whelen	60%		1.50		0.90	20%		1.60		0.32	20%		1.80		0.36	1.58
D. Guy Jarvis	25%		1.50		0.38	50%		1.43		0.72	25%		1.75		0.44	1.53
C. Gregory Harper	25%		1.50		0.38	50%		1.62		0.81	25%		1.65		0.41	1.60
Byron C. Neiles	48%		1.50		0.72	30%		1.55		0.47	22%		1.80		0.40	1.58

1.	Differences between calculated multipliers and overall multipliers due to rounding.

Each named executive’s calculated short-term incentive award, as well as the actual award, is as follows:

Short-term incentive award calculations

Executive	December 31, 2016 salary ($)	x	2016 target award (%)	x	Overall multiplier	=	Calculated award[1] ($)	Actual award[1] ($)
Al Monaco	1,409,000		110%		1.57		2,433,343	2,450,000
John K. Whelen	590,000		75%		1.58		699,150	699,150
D. Guy Jarvis	600,000		75%		1.53		688,500	686,631
C. Gregory Harper[2]	569,708		65%		1.60		592,496	591,571
Byron C. Neiles[3]	450,000		57%		1.58		405,270	451,898
1.	Differences between calculated awards and actual awards due to proration of short-term incentive targets throughout the year, discretionary adjustments and/or rounding.
2.	Mr. Harper’s calculated and actual awards were US $441,272 and US$440,583 respectively. See page 96 for details on exchange rate used.
3.	Mr. Neiles’ awards have been prorated based on his promotion to executive vice president on May 1, 2016. From January 1 through April 30, 2016 his target was 40%; from May 1 through December 31, 2016 his target was 65%. Mr. Neiles’ actual award was adjusted upwards by $50,000 in recognition of his strong leadership in integration planning efforts related to the Merger.

Medium- and long-term incentives

Enbridge’s medium- and long-term incentives for executives include three primary plans: the performance stock unit plan, performance stock option plan and incentive stock option plan. A fourth program was introduced in 2015 for executives of Midcoast Energy Partners, L.P. (MEP), an indirect subsidiary that owns Enbridge’s gas gathering and processing assets in the US – see page 69 for details. With the exception of performance stock options which are granted periodically (usually every five years in August), medium- and long-term incentives are granted annually early in the year.

The various plans that apply to executives have different terms, vesting conditions and performance criteria. This mitigates the risk that executives produce only short-term results for individual profit. This approach also benefits shareholders and helps to maximize the ongoing retention value of the medium- and long-term incentives granted to executives.

Enbridge Inc. 2017 Management Information Circular        65

Medium- and long-term incentive grants are determined as follows:

The table below outlines Enbridge’s current medium- and long-term incentive plans.

	Performance stock units / MEP performance stock units	Performance stock options	Incentive stock options
Term	Three years	Eight years	10 years
Description	Phantom shares/units with performance conditions that affect payout	Options to acquire Enbridge common shares (once performance conditions met)	Options to acquire Enbridge common shares
Frequency	Granted every year	Granted approximately every five years	Granted every year
Performance Conditions

Enbridge

•   50%—ACFFO growth relative to a target set at the start of the term

•   50%—risk-adjusted total shareholder return (TSR) performance relative to peers

MEP

•   50%—distributable cash flow per unit growth relative to a target set at the start of the term

•   50%—distribution yield relative to peers

		• Three share price hurdles that must be met within 6.5 years • Performance vesting weighted at 40%/40%/20%	n/a
Vesting	Units cliff vest after three years	Options vest 20% per year over five years, starting on the first anniversary of the grant date. Both time and performance conditions must be met for vesting to occur	Options vest at 25% per year over four years, starting on the first anniversary of the grant date
Payout	Paid out in cash at the end of three years based on: • the market value of an Enbridge common share / MEP unit at the end of three years and • the performance conditions	Participant acquires Enbridge common shares at the exercise price defined at the time of grant (fair market value)	Participant acquires Enbridge common shares at the exercise price defined at the time of grant (fair market value)

The table below shows the target medium- and long-term incentive awards for each named executive, as well as the amount each plan contributes to that total, in each case as a percentage of base salary.

Medium- & long-term incentive targets (as a % of base salary)

Executive	January 1, 2016	December 31, 2016	Annual grant as a % of base salary
			Performance stock units	MEP performance stock units	Performance stock options[1]	Incentive stock options
Al Monaco	400.0%	400.0%	140.0%	00.0%	120.0%	140.0%
John K. Whelen	250.0%	250.0%	87.5%	00.0%	75.0%	87.5%
D. Guy Jarvis	250.0%	250.0%	87.5%	00.0%	75.0%	87.5%
C. Gregory Harper	200.0%	200.0%	30.0%	80.0%	60.0%	30.0%
Byron C. Neiles[2]	85.0%	200.0%	70.0%	00.0%	60.0%	70.0%
1.	Performance stock options are granted approximately once every five years, and they are intended to cover a five-year period. The above table displays the intended annualized value. The last regular performance stock option grant was in 2012, which was intended to provide annual value over the period from 2012 – 2016; however, Mr. Harper was provided an initial grant of performance stock options upon his hire in 2014. For further details, see pages 70 to 72.
2.	Mr. Neiles experienced an increase in his medium- and long-term incentive targets upon his promotion to Executive Vice President on May 1, 2016.

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Performance stock units

Performance stock units give executives the opportunity to earn up to two times the value of their units when the units mature after three years, by achieving pre-set hurdles on specific performance measures. Performance stock units are granted annually, at the beginning of the year.

For grants starting in 2016, the following two performance measures are used, each weighted at 50%:

i.	ACFFO growth: this measure represents a commitment to Enbridge shareholders to achieve operating cash flow growth that meets or exceeds the average industry rates forecasted at the time of grant, demonstrating Enbridge’s ability to deliver on its growth plan and continued dividend increases.
ii.	Relative risk-adjusted total shareholder return (risk-adjusted TSR): defined as total shareholder return divided by volatility over the measurement period, this measure is used to compare Enbridge against its performance peers. Enbridge strongly believes risk-adjusted TSR resonates with the investor value proposition of strong, consistent total returns over the long term. For this measure, Enbridge compares itself against the following group of companies, chosen because they are all capital market competitors with a similar risk profile, operating in a comparable industry sector.

Performance comparator group: relative risk-adjusted TSR
Canadian Utilities Limited	NiSource Inc.
Dominion Resources	ONEOK, Inc.
DTE Energy Company	Pembina Pipeline Corporation
Energy Transfer Equity	PG&E Corporation
Enterprise Products Partners, L.P.	Plains All American Pipeline, L.P.
Fortis Inc.	Sempra Energy
Inter Pipeline Ltd.	Spectra Energy Corp.
Kinder Morgan, Inc.	TransCanada Corporation
Magellan Midstream Partners, L.P.	Williams Companies, Inc.

The peer group used to measure relative risk-adjusted TSR was new for 2016 based on the change in metric, and will be reviewed annually.

Payout is determined at the end of the three-year term using an actual performance multiplier that ranges anywhere from 0.0x to 2.0x depending on whether the performance conditions were met. The final Enbridge share price at the end of the term is the volume weighted average trading price of an Enbridge common share on the TSX or NYSE for the last 20 days before the end of the term.

2016 performance stock unit grant

The mechanics of the 2016 performance stock unit grant are illustrated below.

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Performance thresholds for ACFFO growth and relative risk-adjusted TSR are reviewed annually.

Effective January 1, 2016, the following performance stock units were granted to the named executives.

	A	B	C	(B / C)
Executive	Performance stock units granted (#)	Value (A x $43.81)[1] ($)	Salary on January 1, 2016 ($)	Value (%)
Al Monaco	62,100	2,720,601	1,281,000	212%
John K. Whelen	10,240	448,614	512,500	88%
D. Guy Jarvis	12,890	564,711	550,900	103%
C. Gregory Harper[2]	6,360	282,964	592,705	48%
Byron C. Neiles	8,090	354,423	430,500	82%
1.	Grant date value in CA$.
2.	Mr. Harper was granted US$ denominated performance stock units in 2016, valued at grant of US$31.85 per unit for a total value of US$202,566. See page 96 for details on exchange rate used.

Mr. Monaco received an additional 16,800 performance stock units to better align his compensation positioning relative to the median of the external peers, and Mr. Harper received an additional 2,360 performance stock units for the purposes of retention.

Messrs. Monaco and Jarvis received an additional 4,400 and 1,890 performance stock units respectively in 2016 to compensate for target changes that occurred since their 2012 performance stock option grants; the 2012 performance stock option grant was granted to cover the period from 2012 – 2016. Mr. Neiles received an additional 2,380 performance stock units in 2016 upon his promotion to Executive Vice President to reflect a proration for the intended annualized target value at the Executive Vice President level. The 4,400 performance stock units for Mr. Monaco described above, and the adjustments for Messrs. Jarvis and Neiles, were consistent with the approved compensation structure for their respective target positions.

2014 performance stock unit payout

The performance stock units granted January 1, 2014 matured on December 31, 2016 and both performance targets were exceeded. The performance multiplier of 1.85x was calculated based on the following metrics:

Measure	Adjusted EPS growth	Relative P/E ratio	Combined (50/50 weighting)
Lower threshold	3% compound growth (0.0x multiplier)	Below 50th percentile (0.0x multiplier)
Target (midpoint)	6% compound growth (1.0x multiplier)	Between 50th – 75th percentile (1.0x multiplier)
Upper threshold	10% compound growth (2.0x multiplier)	Above 75th percentile (2.0x multiplier)
Actual	8.8% compound growth (1.71x multiplier)	79th percentile (2.0x multiplier)	1.85x multiplier

Consistent with Enbridge’s financial reporting and public disclosure of results, adjusted earnings excludes the impact of non-recurring and non-operating items. Approximately $302 million of net adjustments were made to arrive at adjusted earnings of $2,078 million, including adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, non-controlling interests and redeemable non-controlling interests on a consolidated basis. For incentive compensation purposes, adjusted earnings also exclude the impact of certain long-term financing activities on earnings.

The performance peer group for the 2014 performance stock unit payout was as follows:

Performance comparator group: relative P/E ratio
Ameren Corporation	OGE Energy Corp.
Canadian Utilities Limited	ONEOK, Inc.
CenterPoint Energy, Inc.	PG&E Corporation
Emera Incorporated	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuel Gas Company	TransAlta Corporation
NiSource Inc.	TransCanada Corporation

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This resulted in the following payouts for the named executives in early 2017:

Executive	Performance stock units granted (#)	+	Notionally reinvested dividends (#)	=	Total performance stock units (#)	x	Performance multiplier	x	Final share price[1] ($)	=	Payout ($)
Al Monaco	28,200		3,075.79		31,275.79		1.85		56.27		3,255,794
John K. Whelen	5,750		627.16		6,377.16		1.85		56.27		663,859
D. Guy Jarvis	11,050		1,205.23		12,255.23		1.85		56.27		1,275,763
C. Gregory Harper[2]	6,700		733.74		7,433.74		1.85		56.72		779,978
Byron C. Neiles	5,700		621.70		6,321.70		1.85		56.27		658,086

1.	The volume weighted average price of an Enbridge share on the TSX or the NYSE for the 20 trading days immediately preceding December 31, 2016.
2.	Mr. Harper received a payout of US$580,902 based on a final share price of US$42.24. See page 96 for details on exchange rate used.

MEP performance stock units

A medium-term incentive plan tied to the publicly traded units of MEP was introduced in 2015.

MEP performance stock units are granted to eligible executives and employees of that business – Mr. Harper was the only named executive to participate in this plan in 2016 due to his direct accountability for the results of MEP. Mr. Harper’s total medium- and long-term incentive target of 200% of base salary remained unchanged in 2016, but was allocated as follows:

• Enbridge performance stock units – 30%	120% Enbridge medium- and long-term incentives
• Enbridge performance stock options – 60%
• Enbridge incentive stock options – 30%
• MEP performance stock units – 80%	80% MEP medium-term incentives

Under this mix, Mr. Harper receives the majority of his medium- and long-term incentives tied to the equity of Enbridge.

The provisions governing MEP performance stock units are consistent with those of Enbridge performance stock units, with the exception of the performance measures. Two measures were used for the 2016 grant, each weighted at 50%:

i.	Distributable cash flow (DCF) per unit growth: DCF represents the cash MEP has available for distribution to its unitholders, and is a key metric for master limited partnerships like MEP. This performance measure reinforces a commitment to MEP unitholders to achieve DCF per unit growth that meets or exceeds average industry growth rates projected at the time of grant.
ii.	Distribution yield relative to peers: MEP’s yield is a measure of how effective it is at deploying capital and growing cashflow and the underlying business. Reduction in yield relative to peers represents improvement in both areas. MEP’s peer group is comprised of a mix of US gas gathering and processing master limited partnerships whose strategies involve organic growth or drop-downs from general partners, similar to MEP.

MEP performance comparator group: distribution yield relative to peers
EnLink Midstream Partners, L.P.	Rose Rock Midstream Partners, L.P.
Arc Logistics Partners, L.P.	Martin Midstream Partners, L.P.
DCP Midstream Partners, L.P.	Targa Resources Partners L.P.
Summit Midstream Partners, L.P.	American Midstream Partners, L.P.
Enable Midstream Partners, L.P.	Crestwood Equity Partners, L.P.
Global Partners, L.P.	Southcross Energy Partners, L.P.
Azure Midstream Partners, L.P.

The 2016 peer group was amended to remove those no longer applicable due to acquisition or restructuring (MarkWest Energy Partners, L.P., QEP Midstream Partners, L.P., Regency Energy Partners, L.P., and was supplemented with additional comparator companies with similar business models and/or geographies (Arc Logistics Partners, L.P., Global Partners, L.P., Martin Midstream Partners, L.P., Rose Rock Midstream Partners, L.P., Azure Midstream Partners, L.P., EnLink Midstream Partners, L.P.).

The peer group used to measure reduction in relative yield is reviewed annually.

All other provisions of the MEP performance stock unit plan are consistent with the Enbridge performance stock unit plan.

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2016 MEP performance stock unit grant

The mechanics of the 2016 MEP performance stock unit grant are illustrated below.

Performance thresholds for DCF per unit growth and distribution yield relative to peers are reviewed annually. The 2016 target performance anchor for distribution yield was set at the 50th percentile, in part based on MEP’s positioning relative to peers at the start of 2016.

Due to a material deterioration in market fundamentals, and in consideration for the fact that the majority of peers in the MEP performance stock unit plan provide restricted stock units instead of performance stock units within their plans, a minimum payout of 0.5x was established. This minimum payout is applicable only to the 2016 grant.

Effective January 1, 2016, the following MEP performance stock units were granted to the named executives. Mr. Harper’s 2016 grant was adjusted by 12,530 MEP performance stock units for the purposes of retention.

	A	B	C	(B /C)
Executive	MEP performance stock units granted (#)	Value (A x $11.15)[1] ($)	Salary on January 1, 2016 ($)	Value (%)
Al Monaco	—	n/a	n/a	n/a
John K. Whelen	—	n/a	n/a	n/a
D. Guy Jarvis	—	n/a	n/a	n/a
C. Gregory Harper[2]	55,070	613,880	592,705	104%
Byron C. Neiles	—	n/a	n/a	n/a

1.	Grant date value in CA$.
2.	Mr. Harper’s 2016 MEP performance stock units (denominated in US$) were valued at US$7.98 per unit at grant, for a total value of US$439,459. Based on his salary of US$424,300 as of January 1, 2016, this translates into a value of 104% of base salary. See page 96 for details on exchange rate used.

Performance stock options

Performance stock options have historically been granted approximately every five years and are subject to time and performance vesting conditions. They provide executives the opportunity to buy Enbridge common shares at the exercise price specified at the time of the grant, as long as share price hurdles are met by a certain date. Hurdles are set before the performance stock options are granted, and are based on growth rates that represent exceptional (top quartile) performance and historical P/E ratio information for the industry.

2012 performance stock option grant

In August 2012, the named executives received performance stock options intended to cover the period of 2012 – 2016, summarized in the table below.

	A	B	C	D	(B / D)	(C / D)
Executive	Stock options granted (#)	Value (A x $4.25)[1] ($)	Value (B /salary on grant date) (%)	Years (#)	Annualized Value [2] ($)	Annualized Value (%)
Al Monaco	1,058,800	4,499,900	562%	5	899,980	112%
John K. Whelen[3]	—	n/a	n/a	n/a	n/a	n/a
D. Guy Jarvis	169,400	719,950	180%	5	143,990	36%
C. Gregory Harper[4]	—	n/a	n/a	n/a	n/a	n/a
Byron C. Neiles[5]	—	n/a	n/a	n/a	n/a	n/a

1.	Grant date value in CA$. This represents the full value of the award, intended to provide compensation over the applicable five-year period from 2012 – 2016.
2.	Grant date value in CA$. This represents the intended annualized value of the award over the applicable five-year period from 2012 – 2016.
3.	Mr. Whelen was not eligible for performance stock options during the 2012 performance stock option grant.
4.	Mr. Harper was not yet hired at the time of the 2012 performance stock option grant.
5.	Mr. Neiles was not eligible for performance stock options at the time of the 2012 performance stock option grant.

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The 2012 performance stock options had a grant price of $39.34. The vesting of performance stock options is contingent on both time and performance vesting conditions. Performance stock options vest in equal annual installments over five years, subject to share price hurdles ($48, $53 and $58 for the 2012 grant) being achieved. The weighted average trading price over a period of 20 consecutive trading days must exceed the share price hurdles in order for the performance condition to be met.

For clarity, the following table further describes the vesting provisions and performance criteria of the 2012 performance stock option grant. The percentage exercisable is the Percentage Performance Vested multiplied by the Percentage Time Vested:

Performance stock option vesting percentages
Share price[1]:	Year 1 (20% time vested)	Year 2 (40% time vested)	Year 3 (60% time vested)	Year 4 (80% time vested)	Year 5 (100% time vested)
Less than $48 (0% performance vested)	0%	0%	0%	0%	0%
Greater than $48 but less than $53 (40% performance vested)	8%	16%	24%	32%	40%
Greater than $53 but less than $58 (80% performance vested)	16%	32%	48%	64%	80%
Greater than $58 (100% performance vested)	20%	40%	60%	80%	100%

1.	The weighted average trading price over a period of 20 consecutive trading days. Options were granted August 15, 2012 with an exercise price of $39.34.

Performance stock option value attribution
	Year 1	Year 2	Year 3	Year 4	Year 5
Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value	0% of grant value
Intended annual value[1]	20% of grant value	20% of grant value	20% of grant value	20% of grant value	20% of grant value

1.	Total grant value is intended to cover a five-year period.

As of December 31, 2016 all three share price hurdles from the 2012 grant had been met and 80% of the 2012 grant was exercisable.

Share price hurdle	Date reached
$48	March 18, 2014
$53	August 8, 2014
$58	February 3, 2015

2014 performance stock option grant

Mr. Harper was granted an initial award of performance stock options in March 2014 in conjunction with his employment with Enbridge as part of his regular long-term incentive compensation. This grant was intended to cover the period from 2014 – 2016, has the same performance period and expiry dates as the performance stock options granted in 2012, and was denominated in CA$.

	A	B	C	D	(B / D)	(C / D)
Executive	Stock options granted (#)	Value (A x $5.77)[1] ($)	Value (B /salary on grant date) (%)	Years (#)	Annualized Value [2] ($)	Annualized Value (%)
C. Gregory Harper	138,080	796,722	180%	3	265,574	60%

1.	Grant date value in CA$. This represents the full value of the award, intended to provide compensation over the applicable 3-year period from 2014 – 2016.
2.	Grant date value in CA$. This represents the intended annualized value of the award over the applicable 3-year period from 2014 – 2016.

Consistent with the 2012 performance stock option grant, Mr. Harper’s 2014 performance stock options are contingent on both time and performance vesting provisions. However, Mr. Harper’s options vest in equal annual installments over four years (instead of five), and are subject to share price hurdles of $53 and $58 (instead of $48, $53 and $58) being achieved. The performance stock option had a grant price of $48.81.

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For clarity, the following table further describes the vesting provisions and performance criteria of Mr. Harper’s 2014 performance stock option grant. The percentage exercisable is the Percentage Performance Vested multiplied by the Percentage Time Vested:

Performance stock option vesting percentages
Share price[1]:	Year 1 (25% time vested)	Year 2 (50% time vested)	Year 3 (75% time vested)	Year 4 (100% time vested)
Less than $53 (0% performance vested)	0%	0%	0%	0%
Greater than $53 but less than $58 (60% performance vested)	15%	30%	45%	60%
Greater than $58 (100% performance vested)	25%	50%	75%	100%

1.	The weighted average trading price over a period of 20 consecutive trading days. Options were granted March 13, 2014 with an exercise price of $48.81.

Performance stock option value attribution
	Year 1	Year 2	Year 3	Year 4
Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value
Intended annual value[1]	33% of grant value	33% of grant value	34% of grant value	0% of grant value

1.	Total grant value is intended to cover a three-year period.

As of December 31, 2016, both share price hurdles from the 2014 grant were met and 50% of the 2014 grant was exercisable.

Share price hurdle	Date reached
$53	August 8, 2014
$58	February 3, 2015

2016 performance stock option grant

There were no performance stock option grants in 2016, as the 2012 grant covers the period from 2012 to 2016.

Incentive stock options

Incentive stock options provide executives the option to buy Enbridge common shares at some point in the future at the exercise price defined at the time of grant.

Incentive stock options are typically granted in February or March every year to both Canadian and US members of senior management who are eligible to participate in the incentive stock option plan. Options granted to US employees can either be qualified or non-qualified, as defined by the US Internal Revenue Code. Previous grants of stock options are not taken into account when considering new grants.

Incentive stock options vest in equal installments over a four-year period. The maximum term of a stock option is 10 years, but the term can be reduced if the executive leaves Enbridge. Please see page 91 for further details.

The exercise price of an incentive stock option is the weighted average trading price of an Enbridge common share on the listed exchange for the last five trading days before the grant date. If the grant date is during a trading blackout period, the grant date will be adjusted to no earlier than the sixth trading day after the trading blackout period ends. Stock options are never backdated or re-priced.

Incentive stock options may be granted to executives when they join Enbridge, normally effective on the executive’s date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

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2016 incentive stock option grant

The table below shows the incentive stock options granted to each of the named executives in February 2016.

	A	B	C	(B / C)
Executive	Stock options granted (#)	Value (A x $7.05)[1] ($)	January 1, 2016 salary ($)	Value (%)
Al Monaco	365,000	2,573,250	1,281,000	201%
John K. Whelen	82,430	581,132	512,500	113%
D. Guy Jarvis	103,800	731,790	550,900	133%
C. Gregory Harper[2]	38,980	364,772	592,705	62%
Byron C. Neiles	96,750	682,088	430,500	158%
1.	Grant date value in CA$.
2.	Mr. Harper was granted US$ denominated incentive stock options in 2016, valued at grant of US$6.92 per option for a total value of US$269,742. Based on his salary of US$424,300 as of January 1, 2016, this translates into a value of 64% of base salary. See page 96 for details on exchange rate used.

Mr. Harper received an additional 14,450 incentive stock options for the purposes of retention.

Messrs. Monaco and Jarvis received an additional 35,000 and 15,190 incentive stock options respectively to compensate for target changes that occurred since their 2012 performance stock option grant; the 2012 performance stock option grant was granted to cover the period from 2012 – 2016. The adjustments for Messrs. Monaco and Jarvis are consistent with the approved compensation structure for their respective positions.

There was an increase in grant date fair values between the time of HRC Committee approval of option awards and grant execution. This was not a discretionary adjustment to increase the value delivered above target (other than the circumstances noted above for Mr. Harper), but was a result of the change in the inputs into the Black Scholes model between the time of approval and grant date.

Retirement benefits

As of January 1, 2000 (or the time of hire or promotion to a senior management position if after that date) the named executives joined the senior management pension plan, which is a non-contributory defined benefit plan that provides market-competitive retirement income to all senior management employees. Before becoming members of this plan, certain named executives participated in a non-contributory defined benefit or defined contribution pension plan.

Defined benefit plan

The following graphic shows how the retirement benefit payable under the defined benefit pension plan applicable to the named executives is calculated:

Some key terms of the defined benefit plan:

•	Retirement age: executives can retire with an unreduced pension at age 60, or as early as age 55 if they have 30 years of service. If they have less than 30 years of service, they can still retire as early as age 55, but their retirement benefit is reduced by 3% per year before age 60;
•	Adjustment for inflation: retirement benefits are indexed at 50% of the annual increase in the consumer price index;
•	Survivor benefits: the pension is payable for the life of the member. If the member is single at retirement, 15 years of pension payments are guaranteed. If the member is married at retirement and dies before their spouse, 60% of the pension will continue to be paid to the spouse for his/her lifetime; and
•	Flexibility: to attract and retain executives, additional years of credited service or higher pension accruals can be negotiated, subject to approval by the HRC Committee.

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2016 summary of defined benefits

The following table outlines estimated annual retirement benefits, accrued pension obligations and compensatory and non-compensatory changes for the named executives under the defined benefit pension plans. All information is based on the assumptions and methods used for the purposes of reporting the company’s financial statements and which are described in the company’s financial statements.

				A	B	C	A+B+C
Executive	Credited service (years)	Annual benefits payable		Accrued obligation at January 1, 2016 ($)	Compensatory change [1] ($)	Non-compensatory change [2] ($)	Accrued obligation at December 31, 2016 ($)
		At year end ($)	At age 65 ($)
Al Monaco[3]	18.08	742,000	1,174,000	12,687,000	2,171,000	1,115,000	15,973,000
John K. Whelen	19.16	237,000	411,000	4,103,000	973,000	355,000	5,431,000
D. Guy Jarvis	16.5	250,000	466,000	3,943,000	679,000	415,000	5,037,000
C. Gregory Harper[4]	2.92	42,000	230,000	507,000	237,000	62,000	806,000
Byron C. Neiles	19.5	201,000	379,000	3,067,000	611,000	327,000	4,005,000

1.	The components of compensatory change are current service cost including special arrangements, if any, and the difference between actual and estimated pensionable earnings.
2.	The non-compensatory change includes interest on the accrued obligation at the start of the year, changes in actuarial assumptions and other experience gains and losses not related to compensation.
3.	Mr. Monaco participated in the defined benefit pension plan for 1.08 years and in the defined contribution pension plan for 3.00 years prior to January 1, 2000. Mr. Monaco’s retirement benefit is calculated using a 2.5% accrual rate for each year of credited service between 2008 and 2013. The higher accrual rate is equivalent to approximately 1.50 years of credited service. Upon Mr. Monaco’s appointment to President & Chief Executive Officer, a cap to the annual pension payable of $1,750,000 was implemented.
4.	The impact of changes to exchange rates on Mr. Harper’s accrued obligation is reflected in the non-compensatory change. See page 96 for details on the exchange rate used.

Defined contribution plan

The defined contribution pension plan is a non-contributory pension plan. The level of contribution varies, depending on age and years of service.

2016 contributions

None of the named executives are currently participating in the defined contribution pension plan.

Mr. Monaco, Mr. Whelen and Mr. Neiles participated in the defined contribution plan from 1997 to 1999, inclusive. The values shown below reflect the 2016 year end market value of assets for Mr. Monaco’s, Mr. Whelen’s, and Mr. Neiles’ prior participation in the defined contribution plan.

Executive	Accumulated value at the start of the year ($)	Compensatory change [1] ($)	Accumulated value at the end of the year ($)
Al Monaco	52,852	—	58,527
John K. Whelen	56,460	—	64,013
Byron C. Neiles	33,958	—	39,120

1.	The compensatory change is equal to contributions made by the company during 2016.

Other retirement terms

Other retirement provisions impacting executive compensation include:

•	short-term incentive awards are prorated for the period of active employment in the final year of employment;
•	unvested performance stock units are prorated for the period of active employment during the term of the grant. The units continue to mature according to the terms of the performance stock unit plan;
•	performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. Executives may exercise these options until the later of three years after retirement or 30 days after the date by which share price targets must be met (or up to the date the option expires, whichever is earlier), as long as the share price targets are met; and
•	unvested incentive stock options continue to vest according to the terms of the stock option plans. Executives may exercise these options up to three years after retirement, or up to the date the option expires (whichever is earlier).

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Other benefits

Enbridge’s savings plan, perquisites and benefits plans are key elements of the total compensation package for its named executives.

Savings plan

The savings plan encourages share ownership by matching employee Enbridge common share purchases of up to 2.5% of base salary (5% in the US, subject to limits established by the Internal Revenue Service). In Canada, matching contributions are provided as flex credits which may be used to purchase additional benefits or taken as after tax cash; in the US, matching contributions are invested in the savings plan. The named executives participate in this plan along with all other employees.

Perquisites

The named executives receive an annual perquisite allowance to offset expenses related to their positions. This includes the cost of owning and operating a vehicle, parking and business clubs. These allowance levels are reviewed regularly for competitiveness. The named executives are also reimbursed for a portion of costs for personal financial planning.

Perquisites
Executive	2016 allowance	Financial planning reimbursement
Al Monaco	$49,500	50%, up to $10,000
John K. Whelen	$35,000	50%, up to $5,000
D. Guy Jarvis	$35,000	50%, up to $5,000
C. Gregory Harper[1]	$46,368	50%, up to $5,000
Byron C. Neiles[2]	$30,000	50%, up to $5,000

1.	Mr. Harper received a 2016 perquisite allowance of US$35,000. See page 96 for details on exchange rate used.
2.	Mr. Neiles received a prorated 2016 annual perquisite allowance based on his promotion date to Executive Vice President on May 1, 2016. His new annual allowance is $35,000. Prior to his promotion, his annual entitlement was $20,000, of which he received a prorated value for January through April 2016.

Life and health benefits

Medical, dental, life insurance and disability insurance benefits are available to meet the specific needs of individuals and their families. The named executives participate in the same plan as all other employees. The plans are structured to provide minimum basic coverage with the option of enhanced coverage at a level that is competitive and affordable.

The HRC Committee reviews the retirement and other benefits regularly. These benefits are a key element of a total compensation package and are designed to be competitive and reasonably meet the needs of executives in their current roles.

Compensation changes in 2017

On January 27, 2017 Enbridge announced that it had entered into a merger agreement through a wholly-owned subsidiary, whereby it will take private Midcoast Energy Partners LP by acquiring all of the outstanding publicly-held common units of MEP. Accordingly, no further grants under the MEP performance stock unit plan will be made.

On February 27, 2017, Enbridge and Spectra Energy completed the Merger. As a result, a full executive compensation review is planned to be completed in 2017 against the competitive market including peer groups, base salaries, incentive targets and pay mix. Recommended changes will be brought forward to the HRC Committee and the Board, as applicable, for approval.

In consideration of the substantial integration efforts that will be required in 2017 for a successful merging of the two companies, an integration metric was introduced into the Corporate performance metric within the Short-Term Incentive Plan for 2017 to ensure that focus is maintained on the integration activities.

Further, 2017 was a scheduled year for a grant of performance stock options, which have been historically granted to cover a period of five years. The last performance stock option grant was in 2012 and was intended to cover 2012 – 2016. No performance stock options will be granted in 2017, and instead the annualized value of the award was reallocated and awarded as incentive stock options. The continued use of a five-year performance stock option grant and the applicable performance metrics will be considered as part of the full executive compensation review in 2017. The current long-term incentive targets for the named executives for 2017 have been reallocated as follows:

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Medium- & long-term incentive targets (as a % of base salary)
Executive	Annual grant breakdown
	Performance stock units	Incentive stock options
Al Monaco	140.0%	260.0%
John K. Whelen	87.5%	162.5%
D. Guy Jarvis	87.5%	162.5%
C. Gregory Harper	70.0%	130.0%
Byron C. Neiles	70.0%	130.0%

In February 2017, the HRC Committee approved changes to the incentive stock option plan, the performance stock unit plan and the short term incentive plan to implement a double trigger change of control provision beginning with 2017 grants. These changes do not apply to any prior grants. For more detailed information relating to the changes to the incentive stock option plan, please see – Additional stock option information – Making changes to the stock option plans – 2017 changes, on page 91. Further, the Merger does not constitute a change in control for Enbridge for the purposes of these plans.

Assumed equity-based compensation awards from Spectra Energy

On February 27, 2017, Enbridge and Spectra Energy completed the Merger. Pursuant to the terms of the merger agreement, Enbridge assumed all awards outstanding under the Amended and Restated Spectra Energy Corp 2007 Long-Term Incentive Plan (Spectra 2007 LTIP) at the closing of the Merger (Assumed Spectra LTIP Awards). The Assumed Spectra LTIP Awards, including the common shares of Enbridge issuable thereunder, were approved by Enbridge shareholders as part of the Merger on December 15, 2016.

Spectra 2007 LTIP

The Assumed Spectra LTIP Awards remain subject to and will continue to be administered by Enbridge pursuant to the terms of Spectra 2007 LTIP. The following summarizes the material provisions of the Spectra 2007 LTIP to the extent applicable to the Assumed Spectra LTIP Awards. The summary is qualified in its entirety by the full text of the amended and restated Spectra 2007 LTIP, which is available on Spectra Energy’s profile on the SEC’s website at www.sec.gov.

General provisions

•	Number of shares. The aggregate number of Enbridge common shares that may be issued pursuant to the Assumed Spectra LTIP Awards is 5,000,000 common shares of Enbridge representing 0.3% of Enbridge’s outstanding and issued common shares as at March 13, 2017.
•	Reservation of Shares. When Spectra Energy first adopted the Spectra 2007 LTIP in 2007, it reserved 30,000,000 shares of common stock for issuance under the Spectra 2007 LTIP, with an additional 10,000,000 shares and 12,500,000 shares reserved following shareholder approval on April 19, 2011 and April 26, 2016, respectively. Immediately prior to closing of the Merger, there were 19,756,580 shares of Spectra Energy common stock available for future issuance under the Spectra 2007 LTIP. However, Enbridge determined that it would not grant any additional awards under the Spectra 2007 LTIP following the closing of the Merger and as a result, assumed only those common shares issuable under the Assumed Spectra LTIP Awards. All future equity-based awards granted by Enbridge (including those made to legacy Spectra Energy employees) will be awarded pursuant to Enbridge’s existing plans and not the Spectra 2007 LTIP. For more information on Enbridge’s existing plans, see Executive Compensation Discussion and Analysis—Executive compensation design and 2016 decisions on page 61.

•	Administration. Prior to the closing of the Merger, the Spectra 2007 LTIP was administered by the Compensation Committee of Spectra Energy, which had the authority to determine the persons to whom awards were granted, the types of awards granted, the time at which awards were to be granted, the number of shares, units or other rights subject to an award, and the terms and conditions of each award. Following the completion of the Merger, the Spectra 2007 LTIP will, solely to the extent applicable to the Assumed Spectra LTIP Awards, be administered by the HRC Committee consistent with the administration of Enbridge’s existing compensation programs.
•	Eligibility. All key employees of Spectra Energy and its subsidiaries and all non-employee directors were eligible for awards granted under the Spectra 2007 LTIP, as selected from time to time by the Compensation Committee of Spectra Energy in its sole discretion. As noted above, only those common shares issuable under the Assumed Spectra LTIP Awards were assumed by Enbridge in connection with the Merger and as a result, no additional awards will be granted by Enbridge to any individual under the Spectra 2007 LTIP.

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•	Awards. As described in more detail below, the Assumed Spectra LTIP Awards include:
•	Spectra Energy options;
•	Spectra Energy phantom units;
•	Spectra Energy PSUs;
•	Spectra Energy other awards; and
•	Dividend equivalent awards.

•	Adjustments to awards. The HRC Committee may determine and implement appropriate adjustments to the Assumed Spectra LTIP Awards in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or other similar change of control transactions.
•	Term and amendment. The Spectra 2007 LTIP has a term of ten years from the date of approval by the shareholders of Spectra Energy, which was last granted on April 26, 2016, subject to earlier termination or amendment in accordance with the terms of the Spectra 2007 LTIP. Any amendment to the Assumed Spectra LTIP Awards or the Spectra 2007 LTIP that is implemented by the HRC Committee may not materially adversely affect the Assumed Spectra LTIP Awards without consent of the holder of such award.
•	Assignability. A stock option granted under the Spectra 2007 LTIP may, solely to the extent permitted by the HRC Committee, be transferred to members of the participants’ immediate family or to trusts, partnerships or corporations whose beneficiaries, members or owners are members of the participant’s immediate family or such other person as may be approved by the HRC Committee in advance and set forth in the award agreement. All other Assumed Spectra LTIP Awards are not assignable or transferable except by will or the laws of descent and distribution.

Stock Options

•	Nonqualified stock options and incentive stock options. Spectra Energy granted options under the Spectra 2007 LTIP to purchase shares of Spectra Energy common stock (Spectra Energy options) to certain of its employees. As of immediately prior to the closing of the Merger, there were 4,000 Spectra Energy options outstanding under the Spectra 2007 LTIP at a weighted average exercise price of US$26.33 per share of Spectra Energy common stock and 892,163 Spectra Energy options outstanding under the Spectra 2007 LTIP at a weighted average exercise price of US$28.40 per share of Spectra Energy common stock.

•	Exercise price. The exercise price of each Spectra Energy option was determined by the Compensation Committee of Spectra Energy at the date of grant, provided however, that the exercise price per option could not be less than 100% of the fair market value per share of the common stock of Spectra Energy as of the date of grant. As the exercise price of the Spectra Energy options was determined at the date of grant, the exercise price may be below the then current market price of the Enbridge common shares at the time the options are exercised.

•	Vesting and term of stock options. The Compensation Committee of Spectra Energy prescribed in the award agreement applicable to each Spectra Energy option the time or times at which, or the conditions upon which, such option vests or becomes exercisable. Spectra Energy options generally have a term of ten years from date of grant and during such term, once vested, the option could be exercised, unless a shorter exercise period was specified by the Compensation Committee of Spectra Energy in an award agreement, and subject to such limitations as may apply under an award agreement relating to the termination of a participant’s employment or other service with Spectra Energy or any of its subsidiaries.

•	Treatment upon closing of the Merger. At the closing of the Merger, each outstanding Spectra Energy option, whether vested or unvested, was automatically converted into an option to purchase, on the same terms and conditions as were applicable immediately prior to the closing, the number of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such option immediately prior to the closing and (ii) 0.984 (Exchange Ratio), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Spectra Energy common stock of such Spectra Energy option immediately prior to the closing divided by (B) the Exchange Ratio. The Spectra Energy options assumed by Enbridge in connection with the Merger are exercisable for 881,819 Enbridge common shares at a weighted average exercise price of US$28.86 per share of Enbridge common shares, vest at various dates until February 2019 and have various terms expiring on or before February 2026.

Phantom Stock Units

•	Grant, price and vesting. Spectra Energy granted awards of phantom units under the Spectra 2007 LTIP (Spectra Energy phantom units) which entitle the holder thereof the right to receive at the end of a fixed vesting period, payment based on the value of a share of common stock at the time of vesting. On the applicable vesting dates, Spectra Energy phantom units are settled in Enbridge common shares or cash with an equivalent fair market value as required by the terms of such award.

Enbridge Inc. 2017 Management Information Circular        77

•	Treatment upon closing of the Merger. At the closing of the Merger, each Spectra Energy phantom unit, whether vested or unvested, was automatically converted into a phantom unit, on the same terms and conditions as were applicable immediately prior to the closing, denominated in a number of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such Spectra Energy phantom unit immediately prior to the closing and (ii) the Exchange Ratio. Enbridge assumed 1,566,726 Spectra Energy phantom units which were converted into 1,541,094 phantom units denominated in Enbridge common shares in connection with the Merger. Approximately 42% of these assumed Spectra phantom units will be settled in Enbridge common shares and approximately 58% will be settled in cash at various dates until February 2020.

Performance Awards

•	Grant. Spectra Energy granted certain performance awards denominated in shares of Spectra Energy common stock under the Spectra 2007 LTIP (Spectra Energy PSUs) which become payable at the completion of a three year performance period based upon the achievement of certain performance criteria established by the Compensation Committee of Spectra Energy. Performance award payments made in the form of Enbridge common shares are valued at their fair market value at the time of payment.
•	Treatment upon closing of the Merger – 2015 Spectra Energy PSUs. At the closing of the Merger, each outstanding Spectra Energy PSU granted in the 2015 calendar year (2015 Spectra Energy PSU), was automatically cancelled and converted into the right to receive a number of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such 2015 Spectra Energy PSU immediately prior to the closing multiplied by (ii) the Exchange Ratio, together with a cash payment equal to the amount of any dividend equivalents accrued with respect to such 2015 Spectra Energy PSU. The number of shares of Spectra Energy common stock subject to such 2015 Spectra Energy PSU was determined assuming a vesting percentage determined as set forth in the applicable award agreement (which was based upon Spectra Energy’s total stockholder return relative to the total stockholder return of the peer group for the period beginning on January 1, 2015, and ending on the date on which the closing of the Merger occurred). Approximately 820,671 Enbridge common shares and US$2,637,494 in respect of accrued dividend equivalents (in each case, before tax withholding) were payable to holders of 2015 Spectra Energy PSUs in connection with the closing of the Merger.

•	Treatment upon closing of the Merger – 2016 Spectra Energy PSUs. At the closing of the Merger, each outstanding Spectra Energy PSU granted in the 2016 calendar year (2016 Spectra Energy PSU), was automatically converted into a service-based stock unit denominated in Enbridge common shares and subject to the same terms and conditions (including service vesting terms, but excluding any performance vesting terms) as were applicable to the underlying 2016 Spectra Energy PSU prior to the closing. The number of Enbridge common shares subject to each such stock unit is equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such 2016 Spectra Energy PSU immediately prior to the closing (with any performance-based vesting conditions deemed satisfied based on actual performance through the closing) multiplied by (ii) the Exchange Ratio. In connection with the Merger, Enbridge assumed 560,656 2016 Spectra Energy PSUs which, after application of the performance multiplier, were converted into 1,103,132 stock units denominated in Enbridge common shares. As assumed, these stock units will be settled in Enbridge common shares generally after the December 31, 2018 vesting date.

Other Stock-Based Awards

•	Other stock-based awards. In addition to the Assumed Spectra LTIP Awards, Spectra Energy had other equity-based or equity-related awards representing a right to acquire or receive shares of Spectra Energy common stock or payments or benefits measured by the value thereof (Spectra Energy other awards) outstanding under the Spectra Energy Executive Savings Plan and the Spectra Energy Directors’ Savings Plan (Spectra Savings Plans).

•	Treatment upon closing of the Merger. At the closing of the Merger, each outstanding Spectra Energy other award was automatically converted into a right to acquire or receive benefits measured by the value of Enbridge common shares, on the same terms and conditions as were applicable to the Spectra Energy other award immediately prior to the closing. As converted, the number of Enbridge common shares subject to such other award is equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such award immediately prior to the closing and (ii) the Exchange Ratio.

Dividend Equivalent Awards

•	Dividend equivalent awards. Dividend equivalent awards granted under the Spectra 2007 LTIP entitled the holder to a right to receive cash payments determined by reference to dividends declared on Spectra Energy common stock during the term of the award. A total of US$4,319,261 in cash is payable to holders of the dividend equivalent awards issued under the Spectra 2007 LTIP.

Enbridge Inc. 2017 Management Information Circular        78

Treatment of Assumed Spectra LTIP Awards post-Merger

Pursuant to the terms of the Spectra 2007 LTIP, the Assumed Spectra LTIP Awards will vest in the event that, the holder of such award experiences a qualifying termination within 24 months following the completion of the Merger. Under the Spectra 2007 LTIP, a qualifying termination generally includes an involuntary termination of the holder of such award by Enbridge without cause or by the holder with good reason.

Quantification of equity-based compensation

As of March 13, 2017, there is an aggregate of 4,035,424 Enbridge common shares issuable in connection with the outstanding Assumed Spectra LTIP Awards and the Spectra Energy other awards assumed under the Spectra Savings Plans, representing approximately 0.2% of Enbridge’s issued and outstanding common shares. Set forth below are the number of Enbridge common shares issuable under the Spectra 2007 LTIP in connection with the exercise or settlement of the Assumed Spectra Energy Awards and the Spectra Energy other awards assumed under the Spectra Savings Plans, in each case, outstanding as of March 13, 2017.

Number and Percentage of Enbridge Common Shares Granted and Issuable Under
Spectra Energy options	Spectra Energy phantom units	2016 Spectra Energy PSUs	Spectra Energy other awards	Total Enbridge common shares issuable under Spectra 2007 LTIP and Spectra Savings Plans	Percentage of issued and outstanding Enbridge common shares (fully diluted)
881,819	1,541,094	1,103,132	509,379	4,035,424	0.2%

CEO compensation

Our CEO is primarily responsible for executing our long-term business strategy as well as shorter-term strategies that support our long-term objectives. The HRC Committee recognizes that he is managing a changing and increasingly complex business and that it is important to reward these efforts. The HRC Committee believes his compensation should be consistent with this level of responsibility and thus evaluates and adjusts his pay annually to align it with the market and our strategic goals. Recent adjustments to certain elements of Mr. Monaco’s pay and outstanding company performance (including strong earnings and ACFFO growth, and consistent dividend increases) have resulted in a fairly significant increase in his total compensation over the past three years. These adjustments demonstrate the HRC Committee’s efforts to bring his pay more in line with the market and to recognize his role in the company’s success.

To align Mr. Monaco’s salary with the median of the market and to recognize his exceptional leadership and performance, he received a 10% base salary increase in 2016 and a 12% increase in 2015. These salary increases led to corresponding increase in the compensatory value of Mr. Monaco’s pension plan, which more than doubled in the past three years. In addition, in light of the company’s better-than-market performance over the last three years, corporate performance multiplier under the STIP have been above target, increasing from 0.7x target in 2014, 1.2x in 2015, to 1.5x target in 2016 (even with a 0.05x reduction to align with 2016 cost saving measures). Also, in 2015, in order to position Mr. Monaco’s total direct compensation above the 25th percentile of the market for the first time since he was appointed to the role three years prior, he received 25,900 PSUs in addition to his regular grant. Similarly, he received an additional 16,800 PSUs in 2016 to better align his compensation positioning relative to the median of the external peers.

Total direct compensation for named executives

The profiles for each named executive provide:

•	a summary of individual accomplishments in 2016;
•	2016 actual pay mix;
•	a summary of the total direct compensation over the prior three-year period; and
•	short-term incentive performance details.

The values provided in the named executives’ profiles are taken from the Summary Compensation Table. Information on these values is provided in the notes to the Summary Compensation Table starting on page 85.

Enbridge Inc. 2017 Management Information Circular        79

Al Monaco PRESIDENT & CHIEF EXECUTIVE OFFICER Mr. Monaco is responsible for setting and executing Enbridge’s strategic priorities, and serves on the company’s Board of Directors.

In 2016, Mr. Monaco provided strategic oversight and executive leadership to the following:

•   extended industry leading safety and operational reliability results;

•   achievement of strong financial results despite adverse impacts of external events such as the Fort McMurray wildfires and low commodity prices;

•   strategic development and execution of a major transformative transaction, being the combination with Spectra Energy, that will extend and diversify the company’s growth, reposition Enbridge for the future and create North America’s largest energy infrastructure company while maintaining the company’s shareholder value proposition;

•   achieved targeted 2016 objectives related to execution of the merger agreement, shareholder approval, regulatory approvals and integration planning related to the Spectra transaction;

•   enhanced financial strength and raised $8 billion of equity and debt capital for the Enbridge group, positioning the company to fund its growth program and pursue the Merger;

•   initiated $2 billion monetization program and executed $1.1 billion by December 31;

•   execution and in service placement of five major projects valued at $2 billion slightly under budget and ahead of schedule in a challenging permitting environment;

•   securing up to $7 billion in new opportunities for growth in Canadian midstream, liquids pipelines and renewable power businesses;

•   initiation of a significant organizational effectiveness strategy to maintain and enhance Enbridge’s competitive position, achieving substantial ongoing cost reductions;

•   identification of significant capital cost optimization and supply chain savings; and

•   industry leadership on key business and public policy issues.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012–2016. The annualized value of performance stock options is reflected in the 2016 Actual Pay Mix Chart. See pages 70 to 72 for further details.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Available Cash Flow from Operations per Share	60%	1.50x
Business unit performance[2]	Non-financial operating measures for the combined enterprise	20%	1.43x
Individual performance	Individual objectives established with the Board of Directors	20%	1.90x
Overall performance	Combined weighted performance average	100%	1.57x

1.	See page 63 for details.
2.	See page 64 for details.

Enbridge Inc. 2017 Management Information Circular        80

John K. Whelen

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Mr. Whelen is responsible for all corporate financial affairs of the company, including corporate accounting and financial reporting, budgeting and planning, treasury, tax and capital management.

In 2016, Mr. Whelen:

•   oversaw the design and successful execution of a financing plan to strengthen the Company’s balance sheet and financial flexibility, raising approximately $8 billion of long term capital in challenging financial markets (funding completed during the year included: the Company’s largest ever follow on equity offering; the Company’s first ever issuance of fixed-floating US dollar hybrid securities; a successful return to the Canadian preferred share market; and the securement of term loan funding facilities from Asian investors which served to further diversify access to debt capital and reduce the Company’s overall cost of funds);

•   oversaw the successful implementation and rollout of a new external and internal reporting framework to analysts, investors and other internal and external stakeholders which included a re-segmentation of Enbridge’s businesses lines for reporting purposes and the introduction of additional key performance metrics including EBIT at the business unit level and ACFFO on a consolidated basis;

•   led the successful implementation of a new, Hyperion-based, tool to support planning, budgeting and forecasting and set a foundation upon which to further strengthen the Company’s financial planning and analysis capability;

•   supported the strategic evaluation and oversaw the financial design of the Spectra merger transaction including structuring of the transaction to manage accounting, tax and funding objectives, preparation of required disclosure, coordination with rating agencies to ensure that impact of the transaction would not be detrimental to the Company’s credit ratings, and the development of investor outreach strategies in coordination with the Corporate Development group; and

•   undertook a substantial restructuring of the enterprise Finance team and re-design of the operating model for the delivery of financial services and decision support across the Enbridge organization that will be fully implemented in conjunction with the Spectra merger and ongoing transformation initiatives.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. As Mr. Whelen was not a recipient of the performance stock option grant in 2012, and there were no grants made under this plan in 2016, this component has not been included in the 2016 Actual Pay Mix Chart.
2.	Mr. Whelen experienced a decrease in medium- and long-term incentives in 2016 due to a one time replacement of the prorated value of the 2012 performance stock option grant provided in 2015.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Available Cash Flow from Operations per Share	60%	1.50x
Business unit performance[2]	Corporate office: • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee development	20%	1.60x
Individual performance	Individual objectives set with the President & Chief Executive Officer	20%	1.80x
Overall performance	Combined weighted performance average	100%	1.58x
1.	See page 63 for details.
2.	See page 64 for details.

Enbridge Inc. 2017 Management Information Circular        81

D. Guy Jarvis

PRESIDENT, LIQUIDS PIPELINES & MAJOR PROJECTS

Mr. Jarvis is responsible for all of Enbridge’s crude oil and liquids pipeline businesses across North America, and for leading the execution of Enbridge’s major projects.

In 2016, Mr. Jarvis:

•   oversaw the Liquids Pipelines safety & reliability program which resulted in a reduction in employee Total Recordable Injury Frequency of 17% versus 2015 along with a reduction of 28% in the number of spills across the system versus 2015;

•   successfully negotiated the $1.5 billion acquisition of a 27.6% interest in the Dawn Pipeline System from Energy Transfer Partners, along with related partnership documents with Marathon Petroleum Corporation;

•   successfully negotiated the $1.1 billion sale of the company’s South Prairie Region asset to Tundra Energy Marketing Limited;

•   positioned the sale of a non-core asset – Ozark Pipeline – to Marathon Petroleum Corporation for in excess of $200 million;

•   successfully negotiated with shippers respecting the Line 3 Replacement project;

•   delivered on the design of a leaner organization structure and related cost savings that met the company’s targets for leadership spans of control and management layers;

•   successfully developed several medium blend options that provide industry with the ability to utilize up to 100 KBPD of light capacity while at the same time minimizing heavy crude apportionment; and

•   despite the Fort McMurray wildfires, achieved financial performance significantly ahead of budget through a sharp focus on optimizing mainline capacity, managing related power costs and solid cost containment.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012–2016. The annualized value of performance stock options is reflected in the 2016 Actual Pay Mix Chart. See pages 70 to 72 for further details.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Available Cash Flow from Operations per Share	25%	1.50x
Business unit performance[2]	Liquids Pipelines: • financial, operating and commercial measures for the Liquids Pipelines business unit	47.5%	1.42x
	Major Projects • financial, operating and commercial measures for the Liquids Pipelines business unit	3.5%	1.46x
Individual performance	Individual objectives set with the President & Chief Executive Officer	25%	1.75x
Overall performance	Combined weighted performance average	100%	1.53x

1.	See page 63 for details.
2.	See page 64 for details.

Enbridge Inc. 2017 Management Information Circular        82

C. Gregory Harper PRESIDENT, GAS PIPELINES & PROCESSING Mr. Harper was responsible for Enbridge’s midstream natural gas gathering and processing business across North America.

In 2016, Mr. Harper,

•   led Gas Pipelines and Processing organization to record performance for both leading and lagging safety and integrity metrics including increased employee engagement, lower incident frequencies and decreased severity of incidents;

•   successfully stabilized operating cost, leverage and coverage metrics within targets for MEP while advancing the strategic alternatives review;

•   improved corporate operating risk profile and MEP profitability by divesting certain non-core NGL trucking assets and entering into third party carrier arrangements;

•   advanced and placed in service several critical offshore construction projects and furthered the negotiation of new offshore construction and operating agreements;

•   successfully closed and integrated the $500 million Murphy Oil Corporation’s Tupper Canadian midstream assets;

•   led business development teams securing entry position water pipeline in the Permian Basin with a super major and advancing a strategic western Canadian NGL pipeline project across key supply basins into a critical market center; and

•   advanced long term strategic vision for Gas Pipelines and Processing assisting in the Merger and associated integration planning.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. Mr. Harper’s 2014 grant was intended to provide compensation for the three-year period from 2014 – 2016. The annualized value of performance stock options is reflected in the 2016 Actual Pay Mix Chart. See pages 70 to 72 for further details.
2.	Mr. Harper was appointed President, Gas Pipelines & Processing on January 30, 2014. In conjunction with his hire, Mr. Harper was awarded a cash signing bonus of CA$409,109 (US$370,000) and granted 12,400 non-performance-based restricted stock units with value at grant of CA$549,152 (US$516,460).

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Available Cash Flow from Operations per Share	25%	1.50x
Business unit performance[2]	Gas Pipelines & Processing: • financial, operating and commercial measures for the Gas Pipelines & Processing business unit	25%	1.70x
	Midcoast Energy Partners • financial, operating and commercial measures for the Midcoast Operating business unit	25%	1.53x
Individual performance	Individual objectives set with the President & Chief Executive Officer	25%	1.65x
Overall performance	Combined weighted performance average	100%	1.60x

1.	See page 63 for details.
2.	See page 64 for details.

Enbridge Inc. 2017 Management Information Circular        83

Byron C. Neiles

EXECUTIVE VICE PRESIDENT, CORPORATE SERVICES

Mr. Neiles is responsible for corporate services functions across Enbridge including Human Resources, Information Technology, Public Affairs & Communications, Supply Chain, Aviation and Enterprise Safety & Operational Reliability.

In his role as Senior Vice President Major Projects from January 1 to April 30, 2016, Mr. Neiles,

•   safely delivered $1.6 billion in onshore and offshore pipeline projects on time and budget by mid-year and delivered transportation proposals which helped commercial teams secure new business; and

•   steered highly strategic, $4.9 billion Line 3 Replacement Project (Canada) through challenging regulatory process resulting in National Energy Board approval in April, 2016 followed by Cabinet approval in November. Project found to be in the national interest and effective stakeholder relations with landowners, Indigenous and Right-of-Way communities resulted in broad support.

Following his appointment to Executive Vice President, Corporate Services on May 1, 2016 and through the remainder of the year, Mr. Neiles,

•   sponsored productivity and efficiency driven organizational changes across Enbridge resulting in major operating cost reductions and adoption of sustainable controls;

•   implemented a new service delivery model for central corporate functions, consolidating numerous services throughout the business and optimizing resources to lower costs while maintaining or improving service to internal customers;

•   co-sponsored Enbridge and Spectra integration planning program in Q3 and Q4 with oversight of the capture of the $540M synergy target through 2018; and

•   consolidated four separate business unit Supply Chain functions into a centralized but distributed Supply Chain Management function which will better leverage cross enterprise spend and improve upon already established top quartile cost to manage spend.

1.	Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. As Mr. Neiles was not a recipient of the performance stock option grant in 2012, and there were no grants made under this plan in 2016, this component has not been included in the 2016 Actual Pay Mix Chart.

Short -term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier
Corporate performance[1]	Available Cash Flow from Operations per Share	48%	1.50x
Business unit performance[2]	Corporate office: • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee development	20%	1.60x
	Major Projects • financial, operating and commercial measures for the Liquids Pipelines business unit	10%	1.46x
Individual performance	Individual objectives set with the President & Chief Executive Officer	22%	1.80x
Overall performance	Combined weighted performance average	100%	1.58x

1.	See page 63 for details.
2.	See page 64 for details.

Enbridge Inc. 2017 Management Information Circular        84

Summary compensation table

The table below shows the total amounts that Enbridge and its subsidiaries paid and granted to the named executives for the years ended December 31, 2016, 2015 and 2014.

Named Executive Principal Position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2,3] ($)	Non-equity (annual incentive plan)[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)
Al Monaco President & Chief Executive Officer	2016	1,377,000	2,720,601	2,573,250	2,450,000	2,171,000	99,576	11,391,427
	2015	1,246,750	2,849,500	1,301,440	1,750,000	1,643,000	108,512	8,899,202
	2014	1,118,000	1,249,260	1,199,970	1,228,660	1,028,000	104,242	5,928,132
John K. Whelen Executive Vice President & CFO	2016	570,625	448,614	581,132	699,150	973,000	49,787	3,322,308
	2015	509,375	768,795	728,209	458,380	190,000	48,061	2,702,820
	2014	408,880	254,725	558,981	243,943	1,208,000	56,546	2,731,075
D. Guy Jarvis President, Liquids Pipelines & Major Projects	2016	587,725	564,711	731,790	686,631	679,000	94,896	3,344,753
	2015	545,675	477,006	451,852	518,328	246,000	100,814	2,339,675
	2014	512,333	489,515	472,451	465,248	749,000	96,998	2,785,545
C. Gregory Harper President, Gas Pipelines & Processing	2016	562,113	896,844	364,722	591,571	237,000	156,869	2,809,119
	2015	539,260	534,159	161,087	497,678	251,000	151,177	2,134,361
	2014	417,808	845,871	1,052,649	317,002	160,000	464,104	3,257,434
Byron C. Neiles Executive Vice President, Corporate Services	2016	443,500	354,423	682,088	451,898	611,000	61,241	2,604,150
	2015	427,875	251,326	584,785	245,385	122,000	71,075	1,702,446
	2014	375,149	252,510	553,856	269,240	399,000	71,177	1,920,932

1.	Performance / restricted stock unit plan (see page 68).
The value of the performance stock units and restricted stock units appearing in the Summary Compensation Table above are determined by multiplying the number of performance and restricted stock units granted by the unit values in the table below:

Enbridge PSUs/RSUs	CA$	US$	MEP PSUs	US$
2016	$43.81	$31.85	2016	$11.15
2015	$56.99	$49.87	2015	$14.10
2014	$44.30	$41.65	2014	n/a

The unit value is the volume weighted average of an Enbridge share on the TSX or the NYSE for the last 20 trading days before the grant date. For compensation reporting, the grant date fair value is used. Upon his hire in January 2014, Mr. Harper was granted 12,400 non-performance-based restricted stock units with value at grant of CA$549,152 (US$516,460). See page 96 for the applicable exchange rates.
2.	Performance stock option plan (see page 70).
Performance stock options are granted approximately once every five years. The Black-Scholes method is used to determine the performance stock option value, which is then discounted using a Monte Carlo simulation to reflect the Enbridge common share price targets that must be met for the performance stock options to vest. All performance stock options were granted in CA$. The inputs to the Black-Scholes model and the performance discount are presented in the table below:

Assumptions	2014 grant date fair value / accounting value (Mr. Harper)
Expected option term in years	6.5
Expected volatility	15.00%
Expected dividend yield	2.80%
Risk free interest rate	1.70%
Exercise price	$ 48.81
Performance discount	8.5%
Performance option value	$ 5.77

The value of the performance stock options appearing in the Summary Compensation Table above are determined by multiplying the number of performance options granted by the performance option value.

Enbridge Inc. 2017 Management Information Circular        85

3.	Incentive stock option plan (see page 72).
Incentive stock options are granted annually. The Black-Scholes method is used to determine the stock option valuation. The inputs to the Black-Scholes model for CA$ options, as well as the US$ option values granted to Mr. Harper, are presented in the table below:

	February 2016 (CA$)	February 2016 (US$)	March 2015 (CA$)	March 2015 (US$)	March 2014 (CA$)	March 2014 (US$)
Assumptions	Grant date fair value and accounting value
Expected option term in years	6	6	6	6	6	6
Expected volatility	23.67%	28.17%	19.46%	22.36%	17.07%	20.07%
Expected dividend yield	4.44%	4.44%	3.20%	3.20%	2.87%	2.87%
Risk free interest rate	0.71%	1.55%	0.87%	1.87%	1.76%	1.90%
Exercise price	$44.06	$32.56	$59.08	$47.41	$48.81	$44.09
Regular option value	$7.05	$6.92	$6.64	$7.10	$6.03	$6.68
The value of the incentive stock option granted is determined by multiplying the number of incentive stock options granted by the stock option value. See page 96 for the applicable exchange rates.
4.	Non-equity (annual incentive plan) (see page 65).
Amounts in this column reflect the short-term incentive plan awards earned in 2016 and paid on February 24, 2017. Awards are based on corporate, business unit and individual performance. Particulars on the short-term incentive awards calculations for each named executive officer are set forth starting on page 80 of this circular. There are no long-term non-equity incentive plans within the compensation programs.
5.	Retirement benefits (see page 73).
The pension values are equal to the compensatory change shown in the defined benefit plan table.
6.	Other benefits (see page 75).
Amounts in this column include the annual perquisite allowance, excess flexible benefit credits paid to the executive, parking, relocation subsidies, medical expenses, financial counseling benefits and other incidental compensation. Mr. Harper’s other compensation in 2015 and 2016 includes a cash payment of CA$80,558 (US$63,000) and CA$83,462 (US$63,000) respectively in respect of long-term incentives forfeited from a former employer upon joining Enbridge. Mr. Harper’s other compensation in 2014 includes a cash signing bonus of CA$409,109 (US$370,000).

Enbridge Inc. 2017 Management Information Circular        86

Executive compensation and shareholder return

The chart below shows the value of a $100 investment made January 1, 2012 in both Enbridge common shares and the S&P/TSX Composite Index, at the end of each of the last five years (assuming reinvestment of dividends throughout the term). It also shows the growth in average total compensation for the named executives reported in the Summary Compensation Table over the same period. Average total compensation is taken by dividing total compensation from the Summary Compensation Table by the number of named executives in any given year.

Total return vs. growth in total compensation

Based on a notional $100 investment January 1, 2012

As at December 31	2012 $	2013 $	2014 $	2015 $	2016 $
Enbridge Inc. total return (base = 100)	116.1	128.8	170.5	135.7	173.7
S&P/TSX Composite Index ( base = 100)	107.2	121.1	133.9	122.8	148.6
Total compensation of named executives (CA$ millions)[1]	40.5	15.5	20.3	18.2	23.5
Annualized total compensation of named executives (CA$ millions)[2]	30.9	18.2	22.2	21.0	26.2
Number of named executives	6	5	6	5	5
Average annualized total compensation	5.1	3.6	3.7	4.2	5.2
Growth in total compensation (base = 100)	135	96	98	110	138

1.	Includes total compensation disclosed in previous management information circulars for the named executives in those years. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension value and all other compensation. Performance stock options are fully reflected in year of grant.
2.	Annualized total compensation reflects the value of performance stock options spread over the period they are intended to cover, rather than reflecting the value fully in the year granted.

The total return on Enbridge common shares has been positive in 2012 to 2016. On a normalized basis, aggregate compensation paid to the named executives has increased to a lower extent than total return over the same period.

Enbridge Inc. 2017 Management Information Circular        87

Incentive plan awards

Outstanding option-based and share-based awards as of December 31, 2016

	Option-based awards					Share-based awards
Named Executive	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of in-the-money Unexercised Options [1,2]		Number of units that have not vested (#)		Unit maturity date	Market or payout value of units not vested [3,4] ($)	Market or payout value of vested share- based awards not paid out or distributed [5] ($)
				Vested	Unvested

Al Monaco	365,000	$44.06	01-Mar-26	0	4,540,600	64,758		31-Dec-18	3,658,822
	196,000	$59.08	02-Mar-25	0	0	53,968		31-Dec-17	3,049,170
	199,000	$48.81	13-Mar-24	765,155	765,155	—		31-Dec-16	—	3,225,794
	229,000	$44.83	27-Feb-23	2,004,323	668,108
	147,500	$38.34	02-Mar-22	2,678,600	0
	100,000	$28.775	14-Feb-21	2,772,500	0
	1,058,800	$39.34	15-Aug-20	14,535,206	3,633,802
	80,000	$23.295	16-Feb-20	2,656,400	0
	100,000	$19.805	25-Feb-19	3,669,500	0
	90,000	$20.21	19-Feb-18	3,266,100	0
John K. Whelen	82,430	$44.06	1-Mar-26	0	1,025,429	10,678		31-Dec-18	603,323
	109,670	$59.08	2-Mar-25	0	0	14,560		31-Dec-17	822,666
	92,700	$48.81	13-Mar-24	356,432	356,432	—		31-Dec-16	—	663,859
	78,550	$44.83	27-Feb-23	687,515	229,164
	77,050	$38.34	2-Mar-22	1,399,228	0
	84,000	$28.775	14-Feb-21	2,328,900	0
	55,000	$23.295	16-Feb-20	1,826,275	0
	90,000	$19.805	25-Feb-19	3,302,550	0
	100,600	$20.21	19-Feb-18	3,650,774	0
D. Guy Jarvis	103,800	$44.06	1-Mar-26	0	1,291,272	13,442		31-Dec-18	759,456
	68,050	$59.08	2-Mar-25	0	0	9,034		31-Dec-17	510,431
	78,350	$48.81	13-Mar-24	301,256	301,256	—		31-Dec-16	—	1,275,763
	15,087	$44.83	27-Feb-23	0	176,065
	169,400	$39.34	15-Aug-20	2,325,523	581,380
C. Gregory Harper[6]	38,980	$32.56	1-Mar-26	0	372,649	6,632		31-Dec-18	375,097
	18,100	$47.41	2-Mar-25	0	0	67,065	[7]	31-Dec-18	634,838
	34,650	$44.09	13-Mar-24	0	0	2,689		31-Dec-17	152,050
	69,040	$48.81	15-Aug-20	0	530,918	31,973	[7]	31-Dec-17	302,661
						—		31-Dec-16	—	779,978
Byron C. Neiles	96,750	$44.06	1-Mar-26	0	1,203,570	8,436		31-Dec-18	476,648
	88,070	$59.08	2-Mar-25	0	0	4,760		31-Dec-17	268,937
	91,850	$48.81	13-Mar-24	353,163	353,163	—		31-Dec-16	—	658,086
	87,800	$44.83	27-Feb-23	768,470	256,157
	83,850	$38.34	2-Mar-22	1,522,716	0
	83,000	$28.775	14-Feb-21	2,301,175	0
	42,800	$23.295	16-Feb-20	1,421,174	0
	64,000	$19.805	25-Feb-19	2,348,480	0
	36,800	$20.21	19-Feb-18	1,335,472	0

1.	Calculated using the closing Enbridge common share price on December 31, 2016 (CA$56.50 and US$42.12). Where applicable, the number of options or units and the option exercise prices have been adjusted consistent with the May 2011 Enbridge stock split.
2.	Incentive stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions. See pages 70 to 72 for details.
3.	The market value of performance stock units that have not vested was calculated using the formula set forth on page 67, and the closing Enbridge common share price on December 31, 2016 (CA$56.50 and US$42.12).
4.	A performance multiplier of 1.0x has been used (performance stock units only), based on achieving the Target Performance Level as defined in the plan.
5.	This reflects the payout value of the 2014 performance stock unit grant, which vested on December 31, 2016 but will not be paid until March 2017. A performance multiplier of 1.85x is used. See page 68 for details.
6.	The exercise price for Mr. Harper’s option-based awards expiring March 1, 2026, March 2, 2025 and March 13, 2024 are listed in $US. The value of in-the-money unexercised options has been converted to CA$. See page 96 for the applicable exchange rate used. The market value of Mr. Harper’s 30,465 MEP performance stock units that mature December 31, 2017 was calculated using the closing MEP unit price on December 31, 2016 (US$7.05).
7.	Reflects MEP performance stock units.

Enbridge Inc. 2017 Management Information Circular        88

Value vested or earned in 2016

Executive	Option-based awards – value vested during the year [1] ($)	Share-based awards – value vested during the year [2] ($)	Non-equity incentive plan compensation – value earned during the year [3] ($)
Al Monaco	3,651,650	3,255,794	2,450,000
John K. Whelen	260,299	663,859	699,150
D. Guy Jarvis	768,093	1,275,763	686,631
C. Gregory Harper[4,5]	83,538	1,531,111	591,571
Byron C. Neiles	279,051	658,086	451,898

1.	Includes both incentive stock options that time vested and performance stock options that met performance conditions and time vested.
2.	The performance stock units granted in 2014 matured on December 31, 2016. See page 69 for details.
3.	Based on corporate, business unit and individual performance. See pages 63 to 65 for details.
4.	Mr. Harper’s share-based awards also include his 2014 non-performance based restricted stock units that matured and were paid in December 2016. The payout value was $751,133 (US$559,461) based on a final share price of $56.15 (US$41.82) in respect of 12,400 restricted stock units. Including notional dividends throughout the term and applicable proration under the plan, Mr. Harper ultimately had 13, 377.84 units mature.
5.	Converted to CA$ based on the exchange rates listed on page 96.

The values of the option-based awards listed above are based on the following:

Grant date	Grant price	2016 vesting date	Closing price on 2016 vesting date
02-Mar-2012	$38.34	02-Mar-2016	$46.75
15-Aug-2012[1]	$39.34	15-Aug-2016	$53.97
27-Feb-2013	$44.83	27-Feb-2016	$46.98
13-Mar-2014[1,2]	$48.81	13-Mar-2016	$51.23
02-Mar-2015[3]	$59.08	02-Mar-2016	$46.75

1.	Performance stock options that time vested and had already met performance hurdles.
2.	Incentive stock options that were granted in US$ had a grant price of US$44.09 and a closing price on vest date of US$38.70.
3.	Incentive stock options that were granted in US$ had a grant price of US$47.41 and a closing price on vest date of US$34.76.

Additional stock option information

Enbridge common shares used for purposes of equity compensation

Options are granted to employees of Enbridge under the current stock options plans, which were approved by Enbridge shareholders in 2007, as follows:

•	the incentive stock option plan (2007), as revised; and
•	the performance stock option plan (2007), as amended and restated (2011) and further amended (2012 and 2014).

Before these plans were approved, stock options and performance stocks options were issued under the legacy incentive stock option plan (2002). While options are no longer granted under the legacy 2002 stock option plan, there are still some options outstanding.

Common shares reserved for equity compensation as of December 31, 2016

	A	B	c
Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (#)
Current stock option plans	35,884,539	43.64	21,017,328
Legacy stock option plan	21,800	19.13	—

For information regarding equity compensation plans assumed in connection with the Merger, see Assumed equity-based compensation awards from Spectra Energy beginning on page 76.

Enbridge Inc. 2017 Management Information Circular        89

Stock options granted and outstanding as of March 13, 2017

Stock options outstanding
Current stock option plans (incentive stock options and performance stock options)	41,347,242
Legacy incentive stock option plan (2002)	0
Total for all stock option plans	2.5% of total issued and outstanding Enbridge common shares

Plan restrictions

Enbridge common shares reserved for issue under all stock option plans

71,000,000 in total, or 4.3% of Enbridge’s total issued and outstanding Enbridge common shares as of March 13, 2017

•   for an employee – no more than 5% of the total Enbridge common shares issued and outstanding

•   for an executive or other insider – no more than 10% of the total Enbridge common shares issued and outstanding

Enbridge common shares that can be issued in a one-year period

•   for an insider or his or her associate – no more than 5% of the total Enbridge common shares issued and outstanding

•   for insiders as a group – no more than 10% of the total Enbridge common shares issued and outstanding

The number of Enbridge common shares that can be issued as incentive stock options (within the meaning of the US Internal Revenue Code) to designated employees of Enbridge’s US subsidiaries

Up to 2,000,000 Enbridge common shares can be issued to these employees under each option plan unless, at the time of the grant:

•   the employee owns shares that give him or her more than 10% of the total combined voting power of all classes of shares in his or her employer, or of its parent or subsidiary, unless the grant price is at least 110% of the fair market value of the shares, and the options are to be exercised within five years of the grant date

or

•   the employee has options that can be exercised in a single calendar year for shares that have a total fair market value of more than US$100,000 (or the amount set out in the US Internal Revenue Code)

Options Enbridge’s President & Chief Executive Officer can grant to new executives when they join the company	Up to 2% of the total Enbridge common shares outstanding at the time of the grant (undiluted), or the amount stated in the policies of the HRC Committee (whichever is less)

Making changes to the stock option plans

The Board or the HRC Committee may make the following adjustments to the options or to the common shares that can be issued under the stock option plans upon the occurrence of certain events, including the payment of a stock dividend or a restructuring of the share capital:

•	increase or decrease the number or change the kind of shares reserved under the stock option plans or that can be issued when outstanding options are exercised;
•	increase or decrease the option grant price per Enbridge share;
•	make changes to how installments of options vest and can be exercised; and
•	adjust the number of shares available under the stock option plans, the option price per Enbridge share and the option period.

The Board may also change the stock option plans, in whole or in part, as long as securities regulators approve the changes; however, Enbridge shareholders must also approve the following changes:

•	changing the number of common shares that can be issued under the stock option plans;
•	removing or exceeding the insider participation limit;
•	extending the term of an option;
•	allowing someone who is not a permanent employee to participate in the stock option plans;
•	changing the rules related to transferring or assigning options; and
•	changing the amendment provisions of the stock option plans.

2016 changes

There were no changes to the stock option plans in 2016.

Enbridge Inc. 2017 Management Information Circular        90

2017 changes

In February 2017, the HRC Committee and the Board approved changes to the incentive stock option plan. The principal change was to implement a double trigger change of control clause, as summarized in the table below. The decision to implement a double trigger change of control clause was largely driven from Enbridge’s continued focus on ensuring a best practice corporate governance model, and aligning to prevailing market practice. In addition, there were several other housekeeping changes. These changes are permitted by the terms of the plan do not require shareholder approval under the terms of the plan or the rules of the TSX.

Summary of plan text section before amendment	Summary of plan text section after amendment
Single trigger change of control In the event of a change of control, all unvested options held vest on a date determined by the HRC Committee before the date of the change of control.

Double trigger change of control

If the employment of the participant is terminated (including constructive dismissal) by the company or a subsidiary within two years after a change of control (the double trigger date), then all unvested options of the participant vest on the double trigger date.

These amendments apply to the 2017 incentive stock option grants and do not apply retroactively to any prior incentive stock option grants. Further, the Merger does not constitute a change in control for Enbridge under the incentive stock option plan.

Termination provisions of stock option plans

The termination provisions for the incentive stock options are summarized below.

Reason for termination	Provision[1]
Resignation	Can exercise vested options up to 30 days from the date of termination or until the option term expires (if sooner).
Retirement	Incentive stock options continue to vest. Vested options can be exercised up to three years from retirement or until the stock option term expires (if sooner). Conditions for performance stock options are mentioned below.
Death	All options vest and can be exercised up to 12 months from the date of death or until the option term expires (if sooner).
Disability

Current stock option plans: Options continue to vest based on the regular provisions of the plan.

Legacy stock option plan: Vested options can be exercised up to three years from the date of disability or until the option term expires (if sooner).

Termination - involuntary, not for cause

Current stock option plans: Unvested options continue to vest during the notice period, and options that are vested or become vested can be exercised up to 30 days after the notice period expires or until the option term expires (if sooner).

Legacy stock option plan: Vested options can be exercised up to 30 days from the date of termination or until the option term expires (if sooner).

- involuntary, for cause

Current stock option plans: All options are cancelled on the date of termination.

Legacy stock option plan: Vested options can be exercised up to 30 days from the date of termination or until the option term expires (if sooner).

Change of control or reorganization

Incentive stock option plan: Beginning with the 2017 grants, if the employment of a participant is terminated without cause (including constructive dismissal) by the company or a subsidiary within two years after a change of control, then all unvested options of the participant vest on that double trigger date. For 2016 and prior grants, for a change of control, options vest on a date determined by the HRC Committee before the change of control.

Performance stock option plan: For a change of control, options vest on a date determined by the HRC Committee before the change of control.

Current stock option plans: For any other kind of reorganization, options are to be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Legacy stock option plan: Options will be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Other transfer or assignment of stock options	The holder of an option may not transfer or assign it other than by will, or as allowed by the laws of descent and distribution.

1.	Differences in termination provisions apply for US$ options where the executive has elected treatment as incentive stock options within the meaning of US Internal Revenue Code Section 422.

Performance stock options have the same termination provisions as the incentive stock options except for the following differences:

•	for retirement, performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. These options can be exercised until the later of three years after retirement, or 30 days after the date by which the share price targets must be met (or the date the option expires, if earlier), as long as the share price targets are met;
•	for death, unvested performance stock options are prorated and the plan assumes performance requirements have been met;
•	for involuntary termination not-for-cause, unvested performance stock options are prorated; and
•	for change of control, the plan assumes the performance requirements have been met and the plan was not amended in 2017 to implement a double trigger change of control.

Enbridge Inc. 2017 Management Information Circular        91

Compensation governance

Enbridge’s compensation governance structure consists of the Board and the HRC Committee, with Mercer providing independent advisory support. The governance structure is reviewed annually against best practices and regulatory guidance.

Board and HRC Committee

The Board is responsible for the oversight of the compensation principles and programs at Enbridge. The HRC Committee approves major compensation programs and payouts, including reviewing and recommending the compensation for the President & Chief Executive Officer to the Board. The HRC Committee also approves the compensation for the other named executives.

The HRC Committee assists the Board in carrying out its responsibilities with respect to compensation matters by providing oversight and direction on human resources strategy, policies and programs for the named executives, senior management and the broader employee base, including compensation, equity incentive plans, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The HRC Committee provides oversight regarding the management of broader people-related risk and, in addition, specifically reviews the compensation programs from a risk perspective.

All members of the HRC Committee are independent under the independence standard discussed in this circular.

The members of the HRC Committee are Catherine L. Williams (chair), Clarence P. Cazalot, Jr., Marcel R. Coutu, V. Maureen Kempston Darkes, Michael E.J. Phelps and Rebecca B. Roberts.

The members of the HRC Committee have experience as members of the compensation committees of other public companies. In addition, the members of the HRC Committee have experience in top leadership roles, strong knowledge of the energy industry, experience as directors of other public companies, and a mix of other relevant skills and experience. This background provides the HRC Committee members with the collective experience, knowledge and skills to effectively carry out their responsibilities. For information on each HRC Committee member’s experience and current service on other public company boards and committees, see the director profiles, beginning on page 10. For information on each HRC Committee member’s skills and experience, see the skills and experience matrix on page 21. For information on each HRC Committee member’s participation on other Enbridge Board committees, see page 19.

Independent advice

The Enbridge Board of Directors has voluntarily chosen to comply with the revised listing standards of the NYSE that were approved by the U.S. Securities and Exchange Commission in January, 2013 regarding compensation committees, including standards as to compensation advisors and compensation committee independence. As such, the HRC Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultants, outside legal counsel or other advisors (each, an Advisor) it retains. The HRC Committee may select or receive advice from an Advisor only after taking into consideration all factors relevant to the Advisor’s independence from management including:

•	the provision of other services to Enbridge by the Advisor;
•	the amount of fees received from Enbridge by the Advisor as a percentage of the Advisor’s total revenue;
•	the policies and procedures of the Advisor that are designed to prevent conflicts of interest;
•	any common shares owned by the Advisor; and
•	any business or personal relationship of the Advisor with a member of the HRC Committee or with an executive officer at Enbridge.

Although the HRC Committee is required to consider these factors, it is free to select or receive advice from an Advisor that is not independent.

Since 2002, Mercer, an independent Advisor, has provided guidance to the HRC Committee on compensation matters to ensure Enbridge’s programs are appropriate, market competitive and continue to meet intended goals. Advisory services include reviewing:

•	the competitiveness and appropriateness of executive compensation programs;
•	annual total direct compensation for the President & Chief Executive Officer and the Executive Leadership Team;
•	executive compensation governance; and
•	the HRC Committee’s mandate and related Board committee processes.

While the HRC Committee considers the information and recommendations Mercer provides, it has full responsibility for its own decisions, which may reflect other factors and considerations.

The HRC Committee chair reviews and approves the terms of engagement with Mercer every year. The terms specify the work to be done in the year, Mercer’s responsibilities and its fees. Management can also retain Mercer on compensation matters from time to time or for prescribed compensation services. The chair of the HRC Committee must, however, approve all services that are not standard in nature, taking into account whether or not the work would compromise Mercer’s independence.

Enbridge Inc. 2017 Management Information Circular        92

Management and the HRC Committee engaged Mercer in 2016 to provide analysis and advice on various compensation matters. The following table provides a breakdown of services provided by and fees paid to Mercer and its affiliates (a significant portion of which relate to risk brokerage service fees paid to Marsh Inc., a Mercer affiliate) by Enbridge and its affiliates in 2016 and 2015:

Nature of work	Approximate fees 2016 ($)	Approximate fees 2015 ($)
Executive compensation-related fees[1]	576,059	557,811
All other fees[2]	3,872,123	2,733,507
Total	4,448,182	3,291,318

1.	Includes all fees related to executive compensation associated with the President & Chief Executive Officer and the Executive Leadership Team.
2.	Includes fees paid for other matters that apply to Enbridge as a whole, such as pension actuarial valuations, renewal and pricing of benefit plans, evaluation of geographic market differences and regulatory proceedings support. Also includes risk brokerage service fees ($1,237,507 in 2016 and $405,192 in 2015) paid to Marsh for services provided to our operating affiliates.

Compensation services received by Enbridge from Advisors are not sole-sourced from one provider; each situation and need is assessed independently, and other providers are used depending on the nature of the service required, and the qualifications of the provider. In 2016, Enbridge did not engage the services of other compensation consultants.

Advisory say on pay vote

While non-binding, the annual advisory vote on Enbridge’s executive compensation provides a key line of sight into how Enbridge shareholders view the reasonableness and performance of Enbridge’s executive compensation programs. The strong shareholder support for these programs (continually in excess of 90% approval) is taken as a vote of confidence in the appropriateness of the programs.

The approval rates for the prior three say on pay votes (as a percentage of shares voted) are given below.

Say on pay vote	2014	2015	2016
Approved	96%	96%	96%

Compensation risk management

The HRC Committee oversees Enbridge’s compensation programs from the perspective of whether the programs encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on Enbridge.

Enbridge annually conducts a comprehensive compensation risk assessment. This evaluation covers program design, governance (oversight and decision-making), policy alignment and best practice incorporation. Mercer provided input into the design of the assessment, reviewed management’s conclusions and provided its opinion to the HRC Committee in support of the conclusions reached by management.

Compensation risk mitigation practices

Enbridge uses the following compensation practices to mitigate risk:

•	a pay for performance philosophy that is embedded in the compensation design;
•	a mix of pay programs benchmarked against a relevant peer group in terms of both relative proportion and prevalence;
•	a rigorous approach to goal setting and a process of establishing targets with multiple levels of performance, which mitigate excessive risk-taking that could harm Enbridge’s value or reward poor judgment of executives;
•	compensation programs that include a combination of short-, medium- and long-term elements that ensure executives are incented to consider both the immediate and long-term implications of their decisions;
•	program provisions where executives are compensated for their short-term performance using a combination of safety, system reliability, environmental, financial and customer and employee metrics that ensure a balanced perspective and are a mix of both leading (proactive/preventative) and lagging (incident based) indicators;
•	performance thresholds that include both minimum and maximum payouts;
•	stock award programs that vest over multiple years and are aligned with overall corporate performance that drives superior value to Enbridge shareholders;
•	share ownership guidelines that ensure executives have a meaningful equity stake in Enbridge to align their interests with those of Enbridge shareholders;
•	an anti-hedging policy to prevent activities that would weaken the intended pay for performance link and alignment with Enbridge shareholders’ interests; and
•	an incentive compensation clawback policy that allows Enbridge to recoup over-payments made to executives in the event of fraudulent or willful misconduct.

Enbridge Inc. 2017 Management Information Circular        93

The HRC Committee has considered the concept of risk as it relates to the compensation programs and has concluded that the programs do not encourage excessive or inappropriate risk taking and are aligned with the long-term interests of shareholders.

There will be a comprehensive executive compensation review completed in 2017; see page 75 for details.

Share ownership

It is important for all Enbridge officers, including the named executives, to have a meaningful equity stake in Enbridge. Owning Enbridge common shares is a tangible way to align the interests of executives with those of Enbridge shareholders.

Target share ownership is a multiple of base salary, depending on position level, and executives are required to meet and maintain the target within four years of being appointed to the position. Executives can acquire Enbridge common shares by participating in the employee savings plan, exercising stock options or by making personal investments in Enbridge common shares. Personal holdings, and Enbridge common shares held in the name of a spouse, dependent child or trust, all count toward meeting the guidelines. Investments in Enbridge affiliates, as well as performance stock units, restricted stock units and unexercised stock options do not count toward meeting the guidelines (resulting in a more stringent threshold than typical practice).

Target and actual share ownership as of December 31, 2016

1.	Mr. Harper has until January 30, 2018 (four years from his date of appointment on January 30, 2014) to meet share ownership requirements.

Anti-hedging policy

Enbridge’s insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of Enbridge and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the named executive officer, as such positions delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving stock options (other than exercising options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

Clawback policy

The incentive compensation clawback policy allows Enbridge to recover, from current and former executives, certain incentive compensation amounts awarded or paid to individuals if the individuals engaged in fraud or willful misconduct that led to inaccurate financial results reporting, regardless of whether the misconduct resulted in a restatement of all or a part of Enbridge’s financial statements.

Termination of employment and change of control arrangements

Employment agreements

Enbridge has entered into employment agreements with each of the named executives. The terms in the agreements are competitive and part of a comprehensive compensation package that assists in recruiting and retaining top executive talent.

The agreements generally provide payments for executives in the case of involuntary termination for any reason (other than for cause) or voluntary termination within 150 days after constructive dismissal, as defined in each agreement.

Enbridge’s employment agreement policy specifies only double trigger voluntary termination rights in favour of an executive following a change of control event. The agreements with all named executives reflect this position.

Enbridge Inc. 2017 Management Information Circular        94

Other restrictive covenants include:

Executive	Confidentiality provision	Non-competition/solicitation	No recruitment
Al Monaco	2 years after departure	1 year after departure	2 years after departure
John K. Whelen	2 years after departure	1 year after departure	2 years after departure
D. Guy Jarvis	2 years after departure	1 year after departure	2 years after departure
C. Gregory Harper[1]	Continues following departure	1 year after departure	2 years after departure
Byron C. Neiles	2 years after departure	1 year after departure	2 years after departure

1.	Mr. Harper’s agreement does not provide an end date to enforcement of the confidentiality provision.

Other termination of employment

Additional compensation that would be paid to the named executives under various termination scenarios is described below.

	Type of termination	Base salary	Short-term incentive	Medium- and long-term incentive	Pension	Benefits
Voluntary	Resignation	None	Payable in full if executive has worked the entire calendar year. Otherwise, none.	•Performance stock units forfeited. •Vested stock options must be exercised within 30 days of resignation or by the end of the original term (if sooner).[1] •Unvested stock options are cancelled.	No longer earns service credits.	None
	Retirement		Current year’s incentive is prorated based on retirement date.

•Performance stock units prorated for retirement date and value is assessed and paid at end of usual term.

•Performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. They are exercisable until the later of three years after retirement or 30 days after the date by which share price targets must be met (or option expiry, if sooner), provided the share price targets are met.

•Stock options continue to vest and can be exercised for three years after retirement (or option expiry, if sooner).

Post- retirement benefits begin

Involuntary	Termination not for cause or constructive dismissal	Current salary is paid out in a lump sum (3x for Chief Executive Officer and 2x for other named executives)

The average short-
term incentive award
over the past two years
is paid out in a lump
sum (3x for Chief
Executive Officer and
2x for other named
executives)

plus

the current year’s
short-term incentive,
prorated based on
active service during
the year of termination.

•Performance stock units are prorated to date of termination and value is assessed and paid at end of usual term.

•Vested stock options must be exercised according to stock option terms[1].

•Unvested stock options are paid in cash.

					Additional years of pension credit are added to the final pension calculation (three years for Chief Executive Officer and two years for other named executives).	Value of future benefits paid out in a lump sum (3x for Chief Executive Officer and 2x for other named executives).
	Termination following change of control			•Performance stock units mature and value is assessed and paid based on performance measures achieved prior to or to the change in control. •All stock options (including performance options) vest.

1.	Where applicable, both time and performance vesting conditions must have been met in order to be considered exercisable.

Enbridge Inc. 2017 Management Information Circular        95

The table below shows the additional amounts that would have been paid if the named executive had been terminated on December 31, 2016 whether the termination was involuntary (without cause), constructive dismissal or termination following a change of control.

Executive	Base salary [1] ($)	Short-term incentive[2] ($)	Longer-term incentives[3] ($)	Pension[4] ($)	Benefits[5] ($)	Total payout ($)
Al Monaco	4,227,000	4,467,990	16,315,656	5,228,000	309,744	$30,548,390
John K. Whelen	1,180,000	702,323	3,037,013	1,634,000	132,090	$6,685,427
D. Guy Jarvis	1,200,000	983,576	3,619,861	1,137,000	134,338	$7,074,775
C. Gregory Harper[6]	1,139,415	849,725	2,368,212	430,000	125,107	$4,912,460
Byron C. Neiles	900,000	514,625	2,558,475	627,000	125,299	$4,725,399

1.	Total for the severance period (three years for the President & Chief Executive Officer, two years for other named executives). Based on base salary as at December 31, 2016.
2.	Total for the severance period. Based on two times the average short-term incentive paid in the prior two years.
3.	In-the-money value of unvested incentive stock options and performance stock options as of December 31, 2016. Includes the value of outstanding performance stock units as of December 31, 2016 as though the grants had vested and performance at the Target Performance Level (as defined in the plan) as of the date of the change in control, resulting in a 1.0x performance multiplier.
4.	Value of the additional years of pension accrual over the severance period.
5.	Benefits include the annual flexible perquisite, flex credit allowance and savings plan matching contributions over the severance period plus an allowance for financial and career counselling.
6.	See page 96 for details on exchange rate used.

Exchange rates

The table below shows the effective exchange rates used to convert US$ denominated compensation to CA$ for Mr. Harper and US peer group metrics. The table displays the value of 1 US$ in CA$.

Date	Exchange Rate	Average or daily rate	Used for
December 30, 2016	1.3427	Daily exchange rate

US peer group metrics

Salary rate on December 31, 2016

2016 short-term incentive payout

2014 performance stock unit payout

Value of in-the-money unexercised options

Value vested or earned in 2016

Additional compensation upon termination

December 30, 2016	1.3248	Average-to-date	Salary from January 1, 2016 to December 31, 2016 2016 other compensation 2016 defined benefit compensatory change
November 30, 2016	1.3426	Daily exchange rate	2014 restricted stock unit payout
February 29, 2016	1.3523	Daily exchange rate	2016 incentive stock option grant
January 4, 2016	1.3969	Daily exchange rate	2016 performance stock unit grant Salary rate on January 1, 2016
December 31, 2015	1.384	Daily exchange rate	Salary rate on December 31, 2015 2015 short-term incentive payout
December 31, 2015	1.2787	Average-to-date	Salary from January 1, 2015 to December 31, 2015 2015 other compensation 2015 defined benefit compensatory change
March 2, 2015	1.2535	Daily exchange rate	2015 incentive stock option grant
January 2, 2015	1.1728	Daily exchange rate	2015 performance stock unit grant Salary rate on January 1, 2015
December 31, 2014	1.1601	Daily exchange rate	Salary rate on December 31, 2014 2014 short-term incentive payout
December 31, 2014	1.1045	Average-to-date	Salary from January 1, 2014 to December 31, 2014 2014 other compensation 2014 defined benefit compensatory change
March 13, 2014	1.1057	Daily exchange rate	2014 incentive stock option/performance stock option grant Signing bonus
January 2, 2014	1.0633	Daily exchange rate	2014 performance stock unit/restricted stock unit grant

Enbridge Inc. 2017 Management Information Circular        96

4. Loans to directors and senior officers

No current or former directors or officers of Enbridge or any of our subsidiaries, or their associates, had any loans with Enbridge or any of our subsidiaries at any time in 2016, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

This routine indebtedness consists solely of loans for relocating to another business location or incentive loans offered to new hires. We offered these types of loans to some officers in the past.

We have not granted, renewed or extended any loans to our directors and officers since Sarbanes-Oxley was enacted on July 30, 2002.

5. Directors’ and officers’ liability insurance

We have liability insurance for our directors and officers and those of our subsidiaries, to protect them against liabilities they may incur in their capacity as directors and officers. The Canada Business Corporations Act contains provisions regarding directors’ and officers’ liability coverage. We also review our coverage program on an annual basis, including benchmarking the level of directors’ and officers’ liability coverage to other energy and peer sized companies.

We maintain a coverage limit of US$300 million, which is subject to a deductible of US$1 million for each claim that we grant indemnification for. The insurance program renews annually on October 30 and the premium we paid for the current coverage year is approximately US$3.2 million net of applicable premium taxes.

Enbridge Inc. 2017 Management Information Circular        97

Appendix A–Shareholder Rights Plan Summary

Background

Our shareholder rights plan (rights plan) is designed to encourage the fair treatment of shareholders if there is a take-over bid for control of Enbridge Inc. (Enbridge). On the original adoption and continuation of the rights plan, the Board of Directors (Board) considered the legislative framework in Canada governing take-overs. Under applicable securities legislation, a take-over bid generally means an offer to buy the voting or equity shares of a corporation from the shareholders so the bidder (and certain related parties) will own 20% or more of the outstanding shares of the corporation when the transaction is complete.

Two concerns about take-over bids

Current legislation governing take-over bids in Canada raises two major concerns for shareholders:

Pressure to tender

A shareholder who does not support a take-over bid may feel compelled to sell his or her shares to avoid holding illiquid shares or minority discounted shares, especially if the bidder is interested in acquiring only a portion of the outstanding shares to gain a controlling position in the corporation.

Unequal treatment

Although provincial securities legislation has addressed many concerns about shareholders receiving equal treatment in a take-over bid, it is still possible for one shareholder, or a small group of shareholders, to sell their shares under a private agreement at a premium not offered to other shareholders. It is also possible for someone to slowly acquire shares through a stock exchange and gain a controlling interest without paying fair value for the controlling position or sharing a controlling interest premium fairly among all shareholders.

Shareholder rights plans provide protection

A shareholder rights plan:

•	gives the board enough time to explore and develop alternatives to a take-over bid;

•	gives every shareholder an equal opportunity to participate;

•	encourages the bidder to either make a permitted bid (a bid that meets the board’s standards for fairness) or to only

•	proceed with the support of the board; and

•	gives shareholders the right to buy shares at a reduced price when there is a take-over bid that is not a permitted bid or a bid supported by the board (often called a hostile bid).

Our rights plan became effective on November 9, 1995 (effective date) and shareholders last ratified it in 2014. Our rights plan provides that to continue, it must be reconfirmed by a majority vote of shareholders not later than the 2017 annual meeting of shareholders and at such a meeting every three years thereafter. Where such shareholder approval is not obtained, the plan will terminate and cease to have effect.

Proposed amendments

On February 25, 2016, the CSA announced amendments, effective May 9, 2016, to National Instrument 62-104 – Take-over Bids and Issuer Bids (NI 62-104). These proposed amendments modified the minimum period a take-over bid must remain open for deposits of securities thereunder, extending the minimum period from 35 to 105 days, with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Consistent with such amendments, the rights plan encourages a potential acquiror to proceed with their bid in accordance with Canadian takeover bid rules, which requires that the bid satisfy certain minimum standards intended to promote fairness or have the approval of the Board, by:

•	protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•	preventing a potential acquiror from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the rights plan.

Enbridge Inc. 2017 Management Information Circular        98

By encouraging bids in accordance with Canadian take-over bid rules, the Board wants to allow all shareholders to benefit from the acquisition of a control position of 20% or more of the Common Shares, and allow the Board to have sufficient time to explore and develop all options for maximizing shareholder value in the event a person tries to acquire a control position in Enbridge. Under the rights plan, potential acquirors are prevented from accumulating effective control of Enbridge or a blocking position against other bidders except by way of a permitted bid.

Summary of our rights plan

The summary below is qualified in its entirety by reference to the text of the 2017 rights plan agreement.

Permitted bids

A take-over bid is considered a permitted bid when it meets the Board’s minimum standards for fairness. It must be:

•	made by way of a take-over bid circular;

•	offered to all shareholders; and
•	remain outstanding for at least 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws (Bid Period).

No shares of Enbridge Inc. (Enbridge shares or common shares) can be taken up or paid for until the Bid Period has expired. At that date, the Enbridge shares can only be taken up or paid for if more than 50% of the Enbridge shares held by independent shareholders (shareholders other than the bidder, its affiliates and persons acting jointly or in concert with certain other persons) have been tendered to the take-over bid and not withdrawn.

If more than 50% of the Enbridge shares held by independent shareholders are tendered within the Bid Period, the bidder must announce this and the take-over must remain open for another 10 days from the date of public announcement to allow time for additional deposits of Enbridge shares.

A competing permitted bid can be made while a permitted bid is outstanding. The competing permitted bid must meet all of the requirements of a permitted bid, except that it can expire on the same day as the outstanding permitted bid, as long as the competing permitted bid has been outstanding for the minimum initial deposit period pursuant to NI 62-104.

Flip-in events

Any acquisition of, or offer to acquire, 20% or more of our common shares that is not by way of a permitted bid is called a flip-in event.

Rights

On the rights plan’s effective date, one right was issued and attached to each outstanding common share and all new common shares issued since then have one right attached.

Eight trading days after a flip-in event, the rights separate from the Enbridge shares and shareholders can then exercise their rights and transfer or trade them separately. Any rights held by the bidder become void when a flip-in event occurs. Eight trading days after the flip-in event, each right allows shareholders (other than the bidder) to buy Enbridge shares at 50% discount to their market price.

While issuing rights is not initially dilutive, reported earnings per share on a fully diluted or non-diluted basis may be affected by a flip-in event. Rights holders who do not exercise their rights when a flip-in event occurs may suffer substantial dilution.

Lock-up agreements

A bidder can enter into a lock-up agreement with shareholders who agree to tender their Enbridge shares to the take-over bid (locked-up persons), without triggering a flip-in event.

Lock-up agreements must be made public and must allow the locked-up persons to:

•	withdraw their Enbridge shares and tender them to another take-over bid or support another transaction that offers them more value; or

•	withdraw their Enbridge shares and tender them to another take-over bid, or support another transaction with an offer price that exceeds the value of the original bid by the amount specified in the lock-up agreement (or more), as long as the specified amount does not exceed 7% of the value of the original bid.

Enbridge Inc. 2017 Management Information Circular        99

A lock-up agreement can include a right of first refusal or a delay (or other similar limitation) to give the offering party an opportunity to match the higher price offered by another take-over bid or transaction, as long as a locked-up person can accept another bid or tender his or her Enbridge shares to another transaction.

If a locked-up person does not deposit or tender his or her Enbridge shares to the original bid or withdraws any shares previously tendered and deposits them to another take-over bid or supports another transaction, he or she may be charged a penalty. The total penalty, including reimbursement of expenses, ‘‘break up’’ or ‘‘top up’’ fees and other amounts, cannot in aggregate be more than the higher of the following:

•	2.5% of the value payable under the original bid; or

•	50% of the amount by which the competing bid or transaction exceeds the value the locked-up person would have received under the original bid.

Exemptions

The following parties are exempt from triggering a flip-in event when they acquire more than 20% of the outstanding Enbridge shares, as long as they are not making a take-over bid or are part of a group doing so:

•	investment managers (for fully managed accounts);

•	trust companies (acting as trustees and administrators);

•	statutory bodies whose business includes managing funds;

•	administrators of registered pension plans;

•	crown agents or agencies; and

•	mutual funds or mutual fund managers or trustees.

Redeeming rights

The Board can redeem the rights at $0.001 per right as long as the redemption has been approved by a majority of shareholders (or rights holders, if the rights have separated). It can also redeem the rights without such approval after a permitted bid, competing permitted bid or exempt acquisition has been completed.

When the rights plan doesn’t apply

While acting in good faith, the Board can waive the application of the rights plan to a particular flip-in event before the event happens, if the bid is made by way of a take-over bid circular to all shareholders. This is called an exempt acquisition. In this situation, the waiver will also apply to any competing bid that is made by way of a take-over bid circular before the first bid expires.

Board of Directors

The rights plan does not detract from or reduce the Board’s duty to act honestly and in good faith in Enbridge’s best interests. When a permitted bid is made, the Board will continue to have the duty and power to take actions and make recommendations to shareholders, as are considered appropriate.

Making changes to the rights plan

The Board can make changes to the rights plan as long as they have been approved by a majority of shareholders (or rights holders, if the rights have separated) at a special meeting.

It can also make changes that are necessary to maintain the rights plan’s validity when legislation that applies to the rights plan changes, as long as the changes are approved by a majority of shareholders (or rights holders, if the rights have separated) at the next shareholder meeting.

The Board can correct typographical or administrative errors without shareholder approval.

Enbridge Inc. 2017 Management Information Circular        100

Certificates and transferability

Before separation, the rights issued with our shares are evidenced by a legend on our share certificates, and they are not transferable separately from the Enbridge shares they are issued with. If the rights separate from the Enbridge shares, they will be evidenced by rights certificates or book entry right, which will be transferable and can be traded separately from the Enbridge shares from the time they separate.

For more information, you can ask our Corporate Secretary for a free copy of our 2017 rights plan agreement:

Corporate Secretary

Enbridge Inc.

200, 425 – 1st Street S.W., Calgary, AB, T2P 3L8

corporatesecretary@enbridge.com.

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Appendix B – Shareholder Proposal

In this appendix, you and your mean holders of Enbridge common shares. We, us, our, company and Enbridge mean Enbridge Inc. Board or Board of Directors means the Board of Directors of Enbridge Inc.

All statements contained in the section below entitled Shareholder proposal and supporting statement are the sole responsibility of the respective proponents. The shareholder proposal and supporting statement may contain assertions about Enbridge or other matters that Enbridge believes are incorrect, but Enbridge has not attempted to refute such assertions.

The Board recommends that shareholders vote against the shareholder proposal based on the reasons set forth below in the section entitled Management’s response and voting recommendation.

Background

Sisters of Charity Halifax is the lead filer of a shareholder proposal, represented by the Shareholder Association for Research and Education (SHARE) (the Proposal). The Proposal was supported by letters from four other shareholders. Two of the four other shareholders demonstrated to us that they substantially met the requirements in the Canada Business Corporations Act for submitting a shareholder proposal or, in this case, supporting the Proposal: Wespath Investment Management (on behalf of shareholder Wespath Funds Trust) (Wespath) and Portico Benefit Services (Portico). The support letters of Wespath and Portico attached substantially the same proposal as the Proposal. The Proposal, substantially in the form it was submitted to us, including supporting comments, is set out in italics below.

Shareholder proposal and supporting statement

Enbridge Inc. Shareholder Resolution: Environmental and Indigenous Rights Due Diligence

WHEREAS, the construction and operation of energy infrastructure in North America requires accommodation of impacted Indigenous Peoples and rigorous standard of environmental review and practice.

In 2015 and 2016 Enbridge Inc. made a number of acquisitions and the company has stated that acquisitions may comprise a component of its growth and diversification plan to 2019.

Human rights and environmental due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, acquisition and investment decisions can lead to reputational damage, regulatory intervention and/or financial loss.

The United Nations Declaration on the Rights of Indigenous People (UNDRIP) sets out International standards for Indigenous Peoples’ rights including the right to Free Prior Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the United Nations Guiding Principles on Business and Human Rights. As a signatory to the United Nations Global Compact, Enbridge has committed to respecting UNDRIP and the UN Guiding Principles.

On August 2 2016, Enbridge announced that its U.S. vehicle Enbridge Energy Partners had reached an agreement through which it would acquire a 27.5 per cent interest in the Dakota Access Pipeline project (“DAPL”).

Prior to this agreement, in March and April of 2016, the Standing Rock Sioux, other Native American tribes, and three US federal departments, the Environmental Protection Agency, Department of the Interior and the Advisory Council on Historic Preservation wrote to the Army Corp of Engineers raising concerns about the adequacy of Tribal consultation and environmental assessment on the DAPL. The Departments’ and the Tribes stated that the Army Corps’ environmental assessment failed to address the impacts of the project on reservation lands, sacred sites and the drinking water supply for the tribe much of North and South Dakota.

Five days before Enbridge announced the acquisition the Standing Rock Sioux filed a lawsuit challenging approval of the DAPL on similar grounds. Eight days after it was announced conflict between DAPL security forces and Native American Peoples began.

At the time of the agreement to acquire an interest in the DAPL Enbridge should have been aware of the Indigenous rights and environmental risks of the project.

RESOLVED that the Board of Enbridge Inc. prepare a report to shareholders, at reasonable cost and omitting proprietary information, detailing the due diligence process used by Enbridge, its affiliates and subsidiaries to identify and address social and environmental risks, including Indigenous rights risks, when reviewing potential acquisitions. Such a report will consider:

•	which committees, departments and/or managers are responsible for review, oversight and verification;

•	how Indigenous rights and concerns are identified and assessed;

Enbridge Inc. 2017 Management Information Circular        102

•	how environmental and human rights risks are identified and assessed;

•	which international standards are used to guide the company’s human rights and environmental due diligence procedures; and,

•	how this information informs and is weighted in acquisition decisions.

Management’s response and voting recommendation

The Board of Directors and management recommend that shareholders vote AGAINST the Proposal for the reasons set out below.

Enbridge makes extensive information on our CSR and sustainability activities available in our annual CSR and Sustainability Report. This information includes our approach and activities pertaining to environmental protection, stakeholder engagement and Indigenous consultation, engagement and inclusion, some of which is highlighted below. It is important to note that because Indigenous individuals and groups in Canada and the US have distinct rights, we recognize them as being separate from other stakeholders. We encourage interested shareholders to read our 2016 CSR and Sustainability Report, which is available on our website at www.enbridge.com.

In 2016 Enbridge inaugurated a new Indigenous Peoples Policy. Concurrently, we expanded our Indigenous Engagement Program to enhance our ability to respect the Indigenous communities near our projects and operations and develop relationships capable of supporting ongoing social, economic and environmental benefits. Our goal is to be a progressive corporate leader on Indigenous relations.

Our new Indigenous Peoples policy replaced our former Aboriginal and Native American Policy, which had been in place since 2009. It outlines the key principles that guide our engagement with Indigenous communities in proximity to our projects and operations, which include:

•	recognition of the importance of the United Nations Declaration on the Rights of Indigenous Peoples in the context of existing law;

•	respect for legal and constitutional rights;

•	respect for the relationship between Indigenous peoples and their traditional lands and resources, and commitment to carry out our projects and operations in an environmentally responsible manner;

•	forthright and sincere consultation regarding our projects and operations;

•	commitment to achieve benefits for communities arising from our projects and operations; and

•	fostering understanding of Indigenous history and culture such that we can create better relationships between Enbridge and Indigenous communities.

Our expanded Indigenous Engagement Program is based on principles outlined in our Indigenous Peoples Policy and is designed to strengthen our corporate programs and initiatives in the following areas:

•	enhanced consultation and community engagement processes;

•	enhanced socio-economic participation through our supply chain management processes;

•	community investment;

•	Indigenous employment; and

•	cultural awareness training.

In 2016 we strengthened our approach to Indigenous socio-economic participation by more fully integrating it into our Supply Chain Management process. We also strengthened our approach to Indigenous consultation across both project development and the operational life cycle of our liquid pipelines through the introduction of new project and regionally-based engagement plans. Our Regional Engagement Plans, which have been implemented in all of our nine Liquids Pipelines operating regions in Canada and the US, each contain an Indigenous Engagement Plan which ensures a proactive approach to executing on our responsibilities and goals related to consultation, engagement and inclusion while managing issues and concerns. Key priorities include:

•	building understanding and meaningful and respectful long-term relationships with Indigenous communities;

•	compliance with all regulatory requirements;

•	consideration of historical relationships with Indigenous communities;

•	solicitation of traditional knowledge and land use information to incorporate into our operational plans:

Enbridge Inc. 2017 Management Information Circular        103

•	development of inclusion strategies to engage Indigenous people and communities; and

•	early identification of issues or concerns in order to avoid conflict and/ or delays.

Enbridge intends to include additional information regarding Indigenous consultation, engagement and inclusion in our 2017 CSR and Sustainability Report, including:

•	the steps we are taking to integrate Indigenous and human rights sensitivities into our investment review processes through early identification across our different types of investments; and

•	further discussion on how we are implementing our updated Indigenous Peoples Policy, including guidelines, practices and management systems used to support best practices on Indigenous consultation and engagement.

We believe that our current CSR and Sustainability Report and the above-mentioned information enhancements planned for the 2017 CSR and Sustainability Report are responsive to the request made in the Proposal. We further believe that our CSR and Sustainability Report sets out a more comprehensive report on our challenges and performance in a broad range of important CSR and sustainability-related topics than the report requested by the Proposal. Enbridge is committed to being transparent in reporting our progress toward meeting our sustainability priorities and to improving our reporting each year, and we believe that Enbridge’s CSR and Sustainability Report is the appropriate location for this information.

Enbridge Inc. 2017 Management Information Circular        104

Appendix C

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

The primary responsibility of the Board of Directors is to foster the long-term success of the Corporation consistent with the Board’s fiduciary responsibility to the Corporation, and to maximize shareholder value.

The Board operates by delegating certain of its authorities to management, including spending authorizations which are dealt with in the Corporation’s General Authority Guidelines, and by reserving certain powers to the Board. The legal obligations of the Board are described in Section VII. Subject to certain legal obligations and to the Articles and By-Laws of the Corporation, the Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, electing Board committees and committee Chairs, and determining Directors’ compensation. The Board’s principal duties fall into seven categories (described below).

II.	SELECTION OF SENIOR MANAGEMENT

The Board has the responsibility:

A.	for the appointment and succession of the Chief Executive Officer and for monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

B.	to consider the advice of the CEO and the recommendations of the Human Resources & Compensation Committee in approving the appointment and remuneration of officers;

C.	to ensure that plans have been made for management succession; and

D.	to monitor the training of senior management.

III.	MONITORING AND ACTING

The Board has the responsibility:

A.	to monitor the Corporation’s progress towards its goals and, through management, to revise and alter the Corporation’s strategic plans in light of changing circumstances;

B.	to review and approve the annual budget, annual financing plans, any payment of dividends and new financings;

C.	to review and approve quarterly financial reports and the annual report;

D.	to take reasonable steps to ensure the integrity and effectiveness of the Corporation’s internal control and management information systems; and

E.	to monitor the actions of management, including achievement of strategic plans and objectives and a review of quarterly reports.

IV.	RISK OVERSIGHT AND MANAGEMENT

The Board has the responsibility:

A.	to take reasonable steps to identify the principal risks of the Corporation’s businesses, establish the risk tolerance of the Corporation and ensure the implementation of appropriate systems to monitor, manage and mitigate such risks;

B.	to consider reports on capital commitments and expenditures for major projects relative to approved budgets;

C.	to consider reports on operational risk management;

D.	except to the extent that responsibility is delegated to another Board committee, to review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

E.	to review the quality and adequacy of risk-related information provided to the Board by management to ensure the Board is made aware of the Corporation’s material risks on a timely basis and has sufficient information and understanding to evaluate these risks, how they may affect the Corporation and how management addresses them; and

Enbridge Inc. 2017 Management Information Circular        105

F.	to oversee the Board’s risk management governance model by conducting periodic reviews with the objective of appropriately reflecting the principal risks of the Corporation’s business in the terms of reference for the Board and its committees.

Management has the responsibility to ensure that the Board is kept well informed of these changing risks on a timely basis.

V.	STRATEGY DETERMINATION

The Board has the responsibility:

A.	to review the strategic plan, including strategies and policies which are used to develop the strategic plan, and which support the achievement of the Corporation’s goals; and

B.	to monitor progress in respect of the achievement of the goals established in the strategic plan and to initiate corrective action when required.

VI.	POLICIES AND PROCEDURES

The Board has the responsibility:

A.	to review and monitor compliance with all significant policies and procedures by which the Corporation is governed and operated; and

B.	to require that management of the Corporation operate at all times within applicable laws and regulations and to the highest ethical and moral standards.

VII.	COMPLIANCE REPORTING

The Board has the responsibility:

A.	to require that the financial performance of the Corporation be adequately reported to shareholders and other relevant stakeholders[1] on a timely and regular basis;

B.	to require that the financial results of the Corporation are reported fairly and in accordance with applicable laws and generally accepted accounting principles; and

C.	to require the timely reporting of any developments that have a significant and material impact on the value of the securities of the Corporation.

VIII.	SHAREHOLDER RELATIONS AND CORPORATE COMMUNICATIONS

The Board has the responsibility:

A.	to require that the Corporation have in place a policy to enable the Corporation to communicate effectively with its shareholders, stakeholders and the public generally; and

B.	to report annually to shareholders on the Board’s organization, activities and stewardship for the preceding year (in the Annual Report).

Consistent with its commitment to encouraging effective communication with shareholders, the Board will provide shareholders with a non-binding, advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular (commonly referred to as “Say on Pay”), commencing at the 2011 annual shareholders’ meeting and thereafter periodically as determined by the Board.

IX.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for directing management to ensure that legal and regulatory requirements are met, and that documents and records are properly prepared, approved and maintained, and delegates to the Corporate Secretary the preparation and maintenance of records of the Corporation and all subsidiaries, including, but not limited to, articles and by-laws and any amendments thereto, unanimous shareholder agreements, minutes of meetings and resolution of shareholders, notices and securities registers of the Corporation, at the Corporation’s registered office or at any other place in Canada deemed appropriate by the Corporate Secretary; and

[1]	Stakeholders include employees, customers, suppliers, regulators, governments, and the communities in which the Corporation operates.

Enbridge Inc. 2017 Management Information Circular        106

B.	Canadian law identifies the following as specific legal requirements for the Board:

(i)	to “manage” the business and affairs of the Corporation (Canada Business Corporations Act (the “CBCA”); including the relationships among the Corporation, its subsidiaries and affiliates, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances;

(iv)	to act in accordance with the Board’s obligations contained in the CBCA, the securities laws of applicable provinces and territories of Canada, other relevant legislation, regulations and policies, and the Corporation’s Articles and By-Laws;

(v)	to recommend the appointment of an auditor to the shareholders and fix the remuneration of the auditor if not fixed by the shareholders;

(vi)	pursuant to the CBCA, the following matters must be considered by the Board as a whole:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the Directors or in the office of auditor;

(c)	authorize the issuance of securities;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	the payment of a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(g)	approve any required management proxy circulars;

(h)	approve any required take-over bid circulars or Directors’ circulars;

(i)	approve any required financial statements; and

(j)	adopt, amend or repeal the By-Laws of the Corporation.

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200, 425 – 1st Street S. W.

Calgary, Alberta, Canada T2P 3L8

Telephone: 403-231-3900

Facsimile: 403-231-3920

Toll free: 800-481-2804

enbridge.com

Proxy form
Registered holders of common shares Your common shares give you the right to vote at our 2017 annual meeting of shareholders.

This proxy is solicited by management and our board of directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form.

You can vote in person at the meeting, or vote by proxy using this form.

When

Thursday, May 11, 2017

1:30 p.m. mountain daylight time (MDT)

Where

Metropolitan Conference Centre

Ballroom

333 4th Avenue SW

Calgary, Alberta, Canada

Two ways to vote — in person or by proxy

You can vote on several items of Enbridge business at our upcoming annual meeting of shareholders.

If you are voting by phone or on the internet, you will need your 13-digit control number, which appears in the lower left corner of this form.

A	Vote in person

If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CST Trust Company, our transfer agent and registrar for our shares.

B	Vote by proxy
Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
You can vote by proxy in one of four ways:

●   Online — Go to
www.cstvotemyproxy.com and follow the instructions on screen

●   By phone — Call 1.888.489.7352 and follow the instructions

●   By fax — Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

● By mail — Complete, date and sign this form and mail it to: CST Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario Canada M1S 0A1
If you are voting by proxy, CST Trust Company must receive your voting instructions by 6 p.m. MDT on Tuesday, May 9, 2017 regardless of the voting method.

1.	Appoint a proxyholder You can appoint an Enbridge representative to be your proxyholder, or choose someone else to attend and vote on your behalf.
☐ You appoint Al Monaco, or failing him, Gregory L. Ebel

☐    You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder):

(please print name)
You can also appoint a proxyholder on the internet. Follow the instructions on screen.

2.

Give us your voting instructions

Our board of directors recommends that shareholders vote FOR all of the resolutions below except the “Vote on the shareholder proposal” which our board of directors recommends you vote AGAINST.

The common shares represented by this proxy form will be voted for or against, withheld from voting or abstained from voting according to your instructions, including on any ballot that may be called. If you do not specify how you want to vote your common shares:

•   the Enbridge representative you appointed as your proxyholder in section 1 will vote FOR each of the items below except the “Vote on the shareholder proposal” item which the Enbridge representative you appointed as your proxyholder in section 1 will vote AGAINST; or

•   the other proxyholder you appointed in section 1 can vote as he or she sees fit.

If there are any amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment.

1. Elect the directors
		For	Withhold			For	Withhold
1.	Pamela L. Carter	☐	☐	8.	Michael McShane	☐	☐
2.	Clarence P. Cazalot, Jr.	☐	☐	9.	Al Monaco	☐	☐
3.	Marcel R. Coutu	☐	☐	10.	Michael E.J. Phelps	☐	☐
4.	Gregory L. Ebel	☐	☐	11.	Rebecca B. Roberts	☐	☐
5.	J. Herb England	☐	☐	12.	Dan C. Tutcher	☐	☐
6.	Charles W. Fischer	☐	☐	13.	Catherine L. Williams	☐	☐
7.	V. Maureen Kempston Darkes	☐	☐

2. Appoint the auditors
Appoint PricewaterhouseCoopers LLP as auditors.	For	Withhold
	☐	☐
3. Amend and continue our shareholder rights plan
Amend, continue and approve our shareholder rights plan.	For	Against
	☐	☐
4. Have a “say on pay”
Vote on our approach to executive compensation.	For	Against	Abstain
	☐	☐	☐

While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

5. Vote on the shareholder proposal
Vote on the shareholder proposal set out in Appendix B to our Management Information Circular dated March 13, 2017 regarding reporting on the due diligence process used by Enbridge to identify and address social and environmental risks when reviewing potential acquisitions.	For	Against	Abstain
	☐	☐	☐

3.

Sign and date

If you are sending us your vote by fax or mail, you must sign here for your vote to be counted.

When you sign here, you are:

•   authorizing your proxy-holder to vote according to your voting instructions at Enbridge’s 2017 annual meeting of shareholders, or any adjournment; and

•   revoking any proxy that you previously gave for this meeting.

If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form.

For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign.

Your name
(please print exactly as it appears on the front of this form)

Your signature
(you must sign here)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position and signature
(complete this if you are signing by power of attorney on behalf of a corporation, estate or trust)

4.
Send us your voting instructions right away If you are voting on the internet or by phone, you need to complete your voting instructions by 6 p.m. MDT on Tuesday, May 9, 2017.

If you are voting by fax or mail, CST Trust Company must receive your completed form by 6 p.m. MDT on Tuesday, May 9, 2017.

If the meeting is postponed or adjourned, we must receive it at least two business days before the start of that meeting.

You can vote by proxy in one of four ways:

	Online	By mail

Go to www.cstvotemyproxy.com and follow the instructions on screen.

By phone

Call 1.888.489.7352 and follow the instructions.

By fax

Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

Complete, date and sign this form and use the envelope provided or mail to: CST Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario, Canada M1S 0A1
Remember to fax both pages of this form.

ENBRIDGE INC. 2017 ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as a registered shareholder of Enbridge Inc. (the “Corporation”) common shares. The Corporation will be using notice and access to deliver its Management Information Circular dated March 13, 2017 (the “Circular”) to you by providing you with electronic access to the Circular instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your common shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:	Thursday, May 11, 2017, 1:30 p.m. (mountain daylight time)

WHERE:	Metropolitan Conference Centre
Ballroom
333 – 4th Avenue S.W.
Calgary, Alberta, Canada

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Election of Directors: Shareholders will be asked to elect 13 directors for the ensuing year. Information respecting the election of directors may be found under the heading “1. About the meeting – Electing our directors” in the Circular.

Appointment of Auditor: Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as the Corporation’s auditor, at a remuneration to be fixed by the Directors. Information respecting the appointment of the auditors may be found under the heading “1. About the meeting – Appointing our auditors” in the Circular.

Shareholder Rights Plan Approval: Shareholders will be asked to consider, and if thought appropriate, pass an ordinary resolution to amend, continue and reconfirm the Shareholder Rights Plan of the Corporation. Information respecting the Shareholder Rights Plan may be found under the heading “1. About the meeting – Shareholder rights plan” in the Circular.

Have a “Say on Pay”: Shareholders will be asked to approve an advisory vote on the Corporation’s approach to executive compensation. Information respecting the advisory vote on executive compensation may be found under the heading “1. About the meeting – Having a ‘say on pay” in the Circular.

Shareholder Proposal: Shareholders will be asked to vote on a shareholder proposal regarding reporting on the due diligence process used by the Corporation to identify and address social and environmental risks when reviewing potential acquisitions. Information respecting the shareholder proposal may be found under the heading “1. About the meeting – Shareholder proposal” in the Circular and in “Appendix B” to the Circular.

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the meeting or any adjournment of the meeting. Information respecting the use of discretionary authority to vote on any such other business may be found under the heading “1. About the meeting – How to vote – Registered shareholders – Voting by proxy” in the Circular.

Please turn the page

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR PRIOR TO VOTING.

WEBSITE WHERE MEETING MATERIALS ARE POSTED

The Circular and other relevant materials can be viewed online at www.sedar.com or at the following internet address: www.meetingdocuments.com/cst/enb.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Registered shareholders may request that a paper copy of the Circular be sent to them by regular mail at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR by:

•	Calling 1-888-433-6443 (toll free)

•	Sending an email to: Fulfilment@canstockta.com

•	Following the instructions at: www.meetingdocuments.com/cst/enb

Requests should be received at least 10 calendar days in advance of the proxy deposit date and the time set out in the accompanying proxy form in order to receive the Circular in advance of such date and the meeting date.

A paper copy of the Corporation’s 2016 Annual Report containing audited annual financial statements will be delivered to all registered shareholders who did not opt out of receiving such document and who have not registered for E-delivery.

STRATIFICATION

The Corporation has elected to use a process known as “stratification” in relation to its use of notice and access. Notice and access is being used for delivery of the Circular to registered shareholders the Corporation’s common shares who have not registered for E-delivery. The Corporation is not using notice and access to deliver meeting materials to its beneficial shareholders, who will receive a paper copy of the Circular.

VOTING

Please note you cannot vote by returning this notice. If you request a paper copy of the Circular, you will not receive a new proxy form, so you should retain the proxy form accompanying this notice in order to vote. To vote your shares, you must vote using the methods reflected on your enclosed form of proxy and summarized below.

•	Online — Go to www.cstvotemyproxy.com and follow the instructions on screen

•	By phone — Call 1.888.489.7352 and follow the instructions

•	By fax — Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

•	By mail — Complete, date and sign this form and mail it to:

CST Trust Company

Attn: Proxy Department

P.O. Box 721

Agincourt, Ontario

Canada M1S 0A1

CST Trust Company must receive your voting instructions by 6 p.m. MDT on Tuesday, May 9, 2017 regardless of the voting method.

Shareholders with questions about notice and access can call CST Trust Company toll free at 1-888-433-6443.